UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 15 August 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Road.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Salient features
US$49 million
cash inflow
from operating activities*
1,083
million ounces of
attributable gold production
US$1,106
per ounce of
All-in costs
Gruyere commissioned
Successful debt refinancing
Group returns to cash flow positive after a
two-year reinvestment period
US$88 million realised from disposal of
non-core investments
Net debt reduced
On track to achieve guidance
Note: *Cash flow from operating activities less net capital expenditure, environmental payments and finance lease payments.
JOHANNESBURG. 15 August 2019:
Gold Fields Limited (NYSE & JSE: GFI) today announced profit attributable to owners of the parent for the six months to 30 June 2019 of US$71m (US$0.09 per share).
This compared with losses of US$367m (US$0.45 per share) for the six months to 30 June 2018.
Normalised profit of US$126m for the six months to 30 June 2019 compared with US$43m for the six months to 30 June 2018.
An interim dividend of 60 SA cents per share (gross) is payable on 9 September 2019.
Statement by Nick Holland,
Chief Executive Officer
of Gold Fields
Safety is our first value
It is with deep sadness that we have to
report that Maria Ramela, an employee at
South Deep, lost her life in a mining
incident on 2 June 2019. The 38-year old
trackless crew leader was fatally injured
after being struck by a rock ejected from
the rockface following a series of four
seismic events in close proximity and
quick succession.
In addition, three serious injuries were
reported for H1 2019, compared with two
in H1 2018. These incidents serve as a
stark reminder that our focus on safety
has to be relentless. In this regard, in
2017 our Executive team initiated a
Safety Leadership Group, which is
chaired by Stuart Mathews, Executive
Vice President Australia. One of the key
strategic objectives of this group, is to
develop a culture of safety leadership
within the organisation and firmly embed
safety management through systems,
behaviour and leadership.
A workshop was held in July 2019, where
a dedicated safety leadership training
package called Courageous Safety
Leadership was launched. The training
will be rolled out across the organisation
and will be standard for all new
employees. We will also be extending our
Australian behaviour-based programme,
Vital Behaviours, to entrench safe
behaviours and choices within every
activity across the entire business.
Turning net cash flow positive in H1
2019
We are pleased to report that after a two-
year reinvestment period (2017 and
2018), Gold Fields turned net cash flow
positive in H1 2019, earlier than originally
anticipated, generating US$49m for the
six month period (after taking into account
all costs in the business including debt
service costs and all project capex),
which compares to the net cash outflow of
US$79m in H1 2018. We expect the
Group’s cash generating ability to
increase in H2 2019 and into 2020 as the
project capex reduces and contribution
from the new projects increases.

Gold Fields 2019 H1 RESULTS

Looking at the core operations (excluding project spending on
Gruyere), the group generated net cash flow of US$198m in H1
2019 compared with US$128m generated in Q2 2019.
As reported in Q1 2019, Gold Fields adopted the new lease
accounting standard (IFRS 16) on 1 January 2019, which has
impacted the reporting of net debt and the net debt to EBITDA ratio. On the new classification, the net debt balance at the end of June 2019 was US$1.79bn, with a net debt to EBITDA ratio of
1.59x. Using the old classification (pre-IFRS 16), the net debt balance at the end of June 2019 was US$1.50bn, which is an
improvement on that reported at the end of December 2018 of
US$1.61bn. The net debt to EBITDA also improved over the six month period to 1.36x at the end of H1 2019 from 1.45x at the end of FY 2018.
As reported in the recent trading statement, attributable gold equivalent production for the six months ended 30 June 2019
increased by 9% YoY to 1,083koz (H1 2018: 994koz), mainly
due to the inclusion of the contribution from Asanko in H1 2019.
On 14 November 2018, the World Gold Council (WGC)
published an update to its guidance on the interpretation of all-in sustaining costs (AISC) and all-in costs (AIC). Gold Fields has adopted the revision prospectively from 1 January 2019. Based on the revised WGC guidance, AISC for the Group is US$891/oz for H1 2019. On the previous interpretation, AISC for the period was US$973/oz (H1 2018: US$965/oz), marginally higher YoY.
Whilst cognisant that Gold Fields has been funding two major projects (Damang and Gruyere) over the past two years, AIC for
H1 2019 was 5% lower YoY at US$1,106/oz (H1 2018:
US$1,169/oz) as project capital started to decrease. AIC
reporting was not affected by the revised WGC guidance.
Normalised earnings for the six months ended June 2019 were
US$126m or US$0.15 per share, compared with US$43m or
US$0.05 per share in for the six months ended June 2018.
In line with our dividend policy of paying out between 25% and
35% of normalised profit as dividends, we have declared an
interim dividend of 60 SA cents per share, which compared with the 2018 interim dividend of 20 SA cents per share.
Update on projects
Gruyere
Gruyere reached the milestone of pouring first gold just post the close of the June 2019 quarter, with three dore gold bars totalling
1,139oz being produced from the Carbon-in-Leach (CIL) and
elution circuits. With delivery of first gold, focus shifted to commissioning of the final components of the processing plant, in particular the ball mill was completed and brought into
production in July - August.
Mining activity has delivered 2.5 million tonnes of ore mined year-to-date and is ahead of plan. Ore delivery comprised
1.3 million tonnes of ore at a grade of 1.04g/t for 43koz, and a further 1.2 million tonnes of low grade at 0.61g/t for 22koz
(100% basis). Low grade ore has been used for initial plant feed during commissioning, final construction and sheeting of the
Run-of-Mine stockpile platform, reclaim stockpile, and
planned building of low grade stockpiles for the longer term.
Practical completion (plant running uninterrupted for 96 hours)
was achieved on 10 August and the ramp-up to steady state is progressing well.
As previously announced, production for FY 2019 is now
expected to be between 75koz to 100koz (100% basis), while
the Final Forecast Capital Cost estimate remains unchanged at
A$621m (100% basis).
AIC for FY 2019 is expected to be A$4,450/oz (previously
A$3,178/oz), based on gold sold (associated with the upper end of production guidance) and assuming commercial levels of
production are achieved at the end of Q3 2019.
Damang
Damang put in another solid performance during H1 2019,
beating plan on both production and costs, and is on track to meet full year guidance of 218koz. The mine produced 112koz
during the first half (Q2 2019: 55koz) at AISC of US$652/oz
(Q2 2019: US$673/oz), based on the original WGC interpretation, and AIC of US$1,061/oz (Q2 2019: US$1,097/oz).
Encouragingly, Damang generated free cash after all capital for
H1 2019.
At the end of the June 2019 quarter, and 30 months into the
Damang Reinvestment Project (DRP), total material mined
amounted to 103Mt, 19% ahead of the project schedule. Gold
produced during the same period was 436koz, 27% above the
DRP ounces of 344koz. The project capital spent to date is
US$320m versus the original DRP budget to-date of US$275m,
largely driven by the additional capital waste tonnes mined, which has generated additional production and got the project ahead of schedule.
Salares Norte
The focus at Salares Norte during H1 2019 was responding to
queries related to the Environmental Impact Assessment (EIA)
as well as progressing detailed engineering, which was at 33%
completed at the end of the period. We expect the EIA to be
granted within the next 12 months.
District exploration continued at Horizonte, a concession near the proposed processing plant site, with further encouraging results.
Regional performance in H1 2019
Australia
Gold production for the Australia region for the six months ended
June 2019 was 2% lower YoY at 435koz from 442koz in H1
2018, due to lower production at all operations. AISC (based on the original WGC interpretation) and AIC for the region
(excluding Gruyere) increased by 26% YoY to A$1,465/oz
(US$1,035/oz) from A$1,166/oz (US$900/oz). The increase in
AIC during the period was mainly due to the net gold-in-process movement at St Ives of US$42m (reflects the change from a
build-up in the previous year to a drawdown in the current year of stockpiled ore) and the extraordinary one-off capital of
US$22m at Agnew that related to the construction of the new
accommodation village. The GIP build-up at St Ives in 2018
related to mining significantly more material in the open pits than what could be processed (due to capacity and blending
constraints) and in line with the mining plan that was optimised given that the Invincible open pit is nearing completion.
Based on the revised WGC interpretation guidance, AISC for the
Australia region was A$1,191/oz (US$841/oz) for H1 2019. The region remains on track to meet cost and production guidance provided in February 2019.
Net cash inflow from the region for the six months ended June
2019, excluding the US$65m spent on Gruyere, was US$92m
(compared with US$86m in H1 2018).
During the six months ended June 2019, A$44m of the
exploration budget was spent, with 190,512 metres drilled during

Gold Fields 2019 H1 RESULTS
the period. The Invincible complex at St Ives continues to grow laterally and at depth and is expected to be a key ore source for years to come. At Agnew, drilling at Waroonga North continued
to yield positive results with indications of being open laterally and at depth. Similarly, Redeemer along with Barren Lands are emerging as likely new ore sources for the future. Resource and reserve delineation is underway and is expected to be completed by the next declaration, early in 2020.
On the back of the increased prospectivity at Agnew, Gold Fields has invested in two key projects at the mine:
·
The construction of a new accommodation village, which
was completed during H1 2019, at a total cost of A$40m
(US$28m) which is expected to be recouped within five years
through lower operating costs; and
·
Gold Fields and global energy group EDL announced a
A$112m investment in a world-leading energy microgrid
combining wind, solar, gas and battery storage. The
microgrid will be owned and operated by EDL, which will
recoup its investment via a 10-year electricity supply
agreement with Agnew. This will provide incremental power
supply beyond the base at a lower cost.
Granny Smith has materially increased resources (4x) and
reserves (3x) since acquisition. The mine is now operating at a depth approaching 1.2 kilometres. As mining is getting deeper there has been changing geotechnical conditions and risk as well as increased haulage distances to surface. Mineral reserves
have been defined to Zone 135 level at a depth of approximately
1.4 kilometres and exploration has defined mineralisation
extending to a potential Zone 150 level at a depth of up to
1.9 kilometres. The mine has committed to an in-depth mining method and haulage study which is expected to be completed
over the next 18 months, including a possible shaft haulage
option, to set up the mine for the longer term and realise the full value potential of the existing and future mineral resources.
West Africa
Attributable gold production at the West African operations
(including Asanko), increased by 25% to 400koz in H1 2019 from
319koz in H1 2018 due to the inclusion of 55koz (45% basis)
from Asanko for the six months ended 30 June 2019 as well as increased production at Tarkwa and Damang.
AISC (based on the original WGC interpretation) and AIC for the region (including Asanko) decreased 10% YoY to US$1,007/oz
from US$1,114/oz due to higher gold sold, lower sustaining
capital and lower expenditure on the Damang reinvestment
project. Capex for the Damang reinvestment project was
US$46m for the six months ended June 2019, compared with
US$66m for the six months ended June 2018. The AISC for the
Ghana region (which excludes the project capex for Damang)
decreased 3% YoY to US$892/oz.
The region (excluding Asanko) generated net cash inflow of
US$72m for H1 2019 from an outflow of US$2m for the six
months to June 2018.
South America
Attributable equivalent gold production at Cerro Corona
increased 14% YoY to 156koz from 137koz in H1 2018 mainly
due to mining of higher grade areas, in line with the mining sequence. AISC (based on the original WGC interpretation) and
AIC decreased by 5% YoY to US$698 per equivalent ounce from
US$737 per equivalent ounce in H1 2018, due to higher
equivalent ounces sold, partially offset by higher capital
expenditure and higher cost of sales before amortisation and depreciation. Based on the revised WGC interpretation, AISC
was US$684/oz for H1 2019. The mine generated net cash flow
of US$52m, compared to US$41m for the six months ended
June 2018.
South Deep
After an expected slow start in Q1 2019 following the
restructuring at the end of 2018, South Deep continued to make positive progress on most of the performance metrics during the second quarter. Gold production increased by 67% to 1,782kg
(57koz) in the June quarter from 1,069kg (34koz) in the March quarter and production performance was in line with
expectations, supporting production guidance for the year.
Destress mining increased by 63% to 6,310 square metres in the
June quarter from 3,881 square metres in the March quarter.
This improvement was due to enhanced operational
performance and an increase in the number of destress cuts
available. Longhole stoping increased by 34% to 137,500 tonnes from 102,500 tonnes.
AISC (based on the original WGC interpretation) and AIC
decreased by 34% to R590,492/kg (US$1,275/oz) in the June
quarter from R900,408/kg (US$1,992/oz) in the March quarter, mainly due to higher gold sold and lower sustaining capex.
Encouragingly, net cash flow for the quarter was a positive
R71m.
For the six months to 30 June 2019, production at South Deep decreased by 5% YoY to 2,851kg (92koz) from 3,003kg (97koz)
for the six months ended June 2018. Underground reef yield
increased by 24% YoY to 6.5g/t mainly due to loading of
previously mined ore in higher grade areas which was
inaccessible due to ramp rehabilitation work and higher grade ore mined from the proximal portion of the orebody (the proximal section of the orebody is generally associated with higher in-situ grade), in line with the geotechnical mining sequence.
As part of the restructuring in 2018, the mobile underground production fleet was rationalised. The drill rig fleet was reduced by 29% from 21 rigs to 15 rigs. Coupled with the reduced fleet and in line with the productivity interventions introduced, the average metres per rig (development and destress) have
increased by 49% YoY to 55 metres per rig per month for the six months ending June 2019 from 37 metres per rig per month for the six months ending June 2018. Similarly, there was a
significant increase in stoping tonnes per rig (long hole stoping and benching) to 10,253 tonnes per rig per month in H1 2019
from 5,518 tonnes per rig per month in H1 2018.
AISC (based on the original WGC interpretation) and AIC for the six months ended June 2019 decreased 2% YoY to R698,982/kg
(US$1,529/oz) (H1 2018: R715,373/kg or US$1,816/oz). Net
cash outflow for the six months ended 30 June 2019 was R238m
(US$17m) compared to an outflow of R656m (US$54m) in H1
2018.
The focus at South Deep remains on optimising the entire value chain to open, mine and fill voids as efficiently as possible along with enabling factors around fleet management, training and
coaching, all underpinned by a commitment to safety and health.
Successful debt refinancing
New bonds issued
On 9 May 2019 Gold Fields successfully concluded the raising of two new bonds – a US$500m 5-year bond with a coupon of
5.125% and a US$500m 10-year bond with a coupon of 6.125%
– raising a total of US$1 billion at an average coupon of 5.625%.
The proceeds of the bond raising were used to repay amounts
outstanding under the US$1,290m Credit Facilities Agreement

Gold Fields 2019 H1 RESULTS

and to buyback US$250m of the outstanding 2020 notes at
102% of par.
US$1,200 million revolving credit facility
On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and
Gold Fields Ghana Holdings (BVI) Limited entered into a
US$1,200 million revolving credit facilities agreement, with a syndicate of international banks and financial institutions. The new facilities which became effective on the same day comprise two tranches:
·    US$600m 3+1+1 (upfront extension option subject to bank
consent) year revolving credit facility (RCF) – at a margin of
1.45% over Libor; and
·    US$600m 5+1+1 (upfront extension option subject to bank
consent) year revolving credit facility (RCF) – at a margin of
1.70% over Libor.
Gold Fields was upgraded to Baa3 by Moody’s on 26 June 2018
and the new transaction allowed the Company to align the
documentation to Investment Grade terms and conditions. Gold
Fields has also adopted IFRS 16 and improved its financial
covenants to accommodate the treatment of operating leases as follows:
·    Net Debt to EBITDA covenant has moved from 2.5 times to
3.5 times; and
·    Consolidated EBITDA to Consolidated Net Finance Charges
covenant has been reduced from 5 times to 4 times
The purpose of the new facilities is:
·    to refinance the US$1,290m credit facilities agreement dated
6 June 2016;
·    to repay the Gold Fields bonds maturing in 2020; and
·    to fund general corporate and working capital requirements of the Gold Fields group.
Sale of non-core assets
During H1 2019, in-line with its key strategic objective of paying down its debt, Gold Fields sold its shareholdings in two of its non-
core investments, Maverix Metals and Red 5, for combined
proceeds of US$88m, which were used to retire debt. Both
positions were sold at a significant premium to the look-through acquisition costs.
2019 outlook and guidance – unchanged
Attributable equivalent gold production for the Group for 2019 is expected to be between 2.13Moz and 2.18Moz. AISC is
expected to be between US$980/oz and US$995/oz based on
the original WGC interpretation. AIC is planned to be between
US$1,075/oz and US$1,095/oz. These expectations assume
exchange rates of R/US$:13.80 and A$/US$:0.75.
Production for South Deep is expected to be 6,000kg (193koz), with AIC of R610,000/kg (US$1,394/oz).
For 2019, Gold Fields has undertaken certain gold price hedging, in order to secure short-term cash flow and protect the balance sheet from the volatility of the gold price as we complete our investment phase and ramp up the projects.
Post H1 2019 events
Tarkwa-Damang road
On 9 July 2019, Gold Fields officially commissioned the
reconstructed 33km road in Ghana’s Western Region linking the
Tarkwa and Damang mines. The asphalt road, which cost
approximately GHS145m (US$27m) and has a life span of over
20 years, cuts travel times by more than half and reduces safety risks significantly. It also serves several communities along the road and is expected to ease transportation of people, goods and services as well as boost economic activities. Ghanaian
contractors undertook the construction, with the Ghana Highway
Authority responsible for managing and maintaining the road. It is the largest-ever public infrastructure project funded by Gold
Fields and a notable example of our philosophy of shared value working in practice.
Silicosis settlement
On 26 July 2019, the Johannesburg High Court approved the
R5.2bn settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Working Group –
representing Gold Fields, African Rainbow Minerals, Anglo
American SA, AngloGold Ashanti, Harmony and Sibanye
Stillwater – and lawyers representing affected mineworkers.
After a mandatory three-month period, during which potential beneficiaries can opt out of the settlement agreement, the
settlement funds will be used to establish the Thiamiso Trust.
The trust will track and trace class members, process all
submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. Gold Fields has provided R384m for its share of the settlement cost.
Asanko update
Asanko and Gold Fields have agreed to a way forward on a
revised life of mine plan. The updated Mineral Resources and
Reserves are expected to be released in Q1 2020 and will be
based on the following key assumptions:
·    Mine plan based on the open pit mineral reserves at Esaase and Nkran (reflecting Cut 2 with stripping now nearing
completion and a further Cut 3 pushback) as well as mineral
resources from satellite pits at Akwasiso, Adubiaso, Abore
and Asuadai;
·    Production based on the existing processing plant and
infrastructure treating 5.4 million tonnes per annum of ore;
·    Targeting a remaining life of mine of 8-10 years with gold production of 225koz to 250koz per year;
·    Ore will continue to be transported from the Esaase pit to the processing facility via road trucks. The existing 27km haul
road will be upgraded as required to support higher haulage
rates in the future;
·    Significant capital expenditure is expected to be limited to the relocation of the Tetrem village (commencing in Q3 2019),
an upgrade to the Esaase ore haul road (anticipated in
2022), waste stripping of Nkran Cut 3 and ongoing Tailing
Storage Facility capital.
In addition, the JV partners are progressing an updated
exploration strategy over the entire land package.
Nick Holland
Chief Executive Officer
15 August 2019
STOCK DATA FOR THE 6 MONTHS ENDED 30 JUNE 2019
Number of shares in issue
NYSE – (GFI)
– at 30 June 2019 828,632,707 Range – Quarter US$3.61 – US$5.57
– average for the six months 826,499,428 Average Volume – six months 6,495,354 shares/day
Free Float 100 per cent
JSE LIMITED – (GFI)
ADR Ratio 1:1 Range – Quarter ZAR50.83 – ZAR84.11
Bloomberg/Reuters                             GFISJ/GFLJ.J Average Volume – six months 2,626,012 shares/day

Gold Fields 2019 H1 RESULTS
Key Statistics
United States Dollars
Quarter
Six months ended
Figures in millions unless otherwise stated
June
2019
March
2019
June
2018
June
2019
June
2018
Gold produced* oz (000)
541
542                504
1,083
994
Tonnes milled/treated 000
9,037
8,879             8,314
17,915
16,686
Revenue (excluding Asanko) US$/oz
1,297
1,300            1,297
1,298
1,306
Cost of sales before gold inventory
change and amortisation and
depreciation (excluding Asanko)
US$/tonne
42
41                42
42
42
All-in sustaining costs
#
(original interpretation) US$/oz
985
963               973
973
965
All-in sustaining costs (revised
interpretation guidance – WGC)
US$/oz
910
871                    -
891                    -
Total all-in cost
#
US$/oz
1,132
1,080            1,187
1,106
1,169
Net debt (pre IFRS 16) US$m
1,498
1,614            1,393
1,498
1,393
Net debt to EBITDA ratio
(pre IFRS 16)
1.36
1.07
Net debt (IFRS 16 impact included) US$m
1,794
1,913                     -
1,794                     -
Net debt to EBITDA ratio
(IFRS 16 impact included)
1.59                    -
Cash flow from operating activities** US$
49
(79)
Profit/(loss)
US$m
70.5
(366.6)
Profit/(loss)
US c.p.s.
9
(45)
Headline earnings
US$m
39.9
66.7
Headline earnings
US c.p.s.
5
8
Normalised profit                                            US$m
126.2
42.8
Normalised profit
US c.p.s.
15
5
* Gold produced in this table is attributable and includes Gold Fields share of 45 per cent in Asanko.
** Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and finance lease payments.
#
Refer to page 31 and 32.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent), Cerro Corona in Peru (99.5 per cent) and Asanko JV (45 per cent equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.

Gold Fields 2019 H1 RESULTS

Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects",
"hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold
Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-
looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
·    overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
·    changes in assumptions underlying Gold Fields’ mineral reserve estimates;
·    the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
·    the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
·    the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
·    the success of the Group’s business strategy, development activities and other initiatives;
·    the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
·    decreases in the market price of gold or copper;
·    the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;
·    the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;
·    the Group’s loss of senior management or inability to hire or retain employees;
·    fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
·    ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;
·    power cost increases as well as power stoppages, fluctuations and usage constraints;
·    supply chain shortages and increases in the prices of production imports;
·    the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
·    the adequacy of the Group’s insurance coverage;
·    the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
·    changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;
·    fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and
·    political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields 2019 H1 RESULTS
Results for the Group
Safety
It is with deep sadness that we have to report that Maria Ramela, an employee at South Deep, lost her life in a mining incident on
2 June 2019. The 38-year old trackless crew leader was fatally injured after being struck by a rock ejected from the rockface following a series of four seismic events in quick succession.
As a result the Group’s fatal injury frequency rate regressed from
0.00 for the six months ended 30 June 2018 to 0.04 for the six months ended 30 June 2019. The total recordable injury frequency rate (TRIFR) for the Group regressed by 3 per cent from 2.10 for the six months ended 30 June 2018 to 2.17 for the six months ended 30 June 2019. Three serious injuries were reported for the six months ended 30 June 2019, compared with two serious injuries for the six months ended 30 June 2018.
These incidents serve as a stark reminder that our focus on safety has to be relentless. In this regard, in 2017 a Safety Leadership
Group was initiated by our Executive Committee, now chaired by
Stuart Mathews, Executive Vice President Australia. This group has developed the following strategic objectives:
·    Develop a culture of safety leadership within the organisation and firmly embed safety management as a line management
responsibility;
·    Provide appropriate mechanisms to engage employees on
safety and equip them with the necessary skills to achieve safe outcomes consistently; and
·    Ensure the deployment of fit for purpose management systems that are aligned to a Critical Control Management approach and are certified to the ISO 45001 standard.
A follow-up workshop was held during the second half of 2019 where a dedicated safety leadership training package in support of these objectives will be launched. The training will be rolled out across the organisation from the Board of Directors to operational staff and will be standard for all new employees. We will also be extending our Australian behaviour-based programme, Vital
Behaviours, to entrench safe behaviours and choices within every activity across the entire business.
Six months
Year
Safety
H1
2019
H2
2018
H1
2018
2018
2017
Fatalities                                     1
1           0
1            3
Serious Injuries
3
15            2
17          26
TRIFR
1
2.17
1.52        2.10            1.83       2.42
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/ number
of hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury.
The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
Environmental
No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2019 compared with two for the six months ended 30 June 2018.
On 7 June 2019, Gold Fields responded to a request from the
Church of England Pensions Board and the Swedish Council on
Ethics for information on mining companies’ tailings storage facilities (TSFs). A report on Gold Fields’ 34 tailings facilities (of which two are managed by joint ventures) was submitted to the institutions and published on our website. Gold Fields manages the safety of its TSFs through, amongst others, compliance with the
International Council on Mining and Metals’ (ICMM) Tailings
Governance Position Statement.
Fresh water withdrawal was 7.67 gigalitres for the six months ended
30 June 2019 compared with 8.12 gigalitres for the six months ended 30 June 2018 mainly due to a decrease in water withdrawal at Damang and Tarkwa as a result of increased recycling/reuse at both operations. Water recycled/reused was 68 per cent of total water usage for the six months ended 30 June 2019, above the annual ICMM-recommended target of 60 per cent, compared with
61 per cent for the six months ended 30 June 2018.
Group energy spend was US$145 million (21 per cent of operating costs) for the six months ended 30 June 2019 compared with
US$131 million (19 per cent of operating costs) for the six months ended 30 June 2018, driven by higher global oil prices and rising electricity tariffs – notably by 13 per cent for South Deep. Net realised gains from the oil price hedges totalled US$4.3 million for the six months ended 30 June 2019. For the six months ended
30 June 2019 energy savings of 223 terajoules were achieved
(43 per cent of the 2019 target of 523 terajoules).
CO
2
scope 1 and 2 emissions were 0.68 million tonnes for the six months ended 30 June 2019 compared with 0.70 million tonnes for the six months ended 30 June 2018, with CO
2
intensity
commensurately lower at 0.64 tonnes per ounce produced
compared with 0.68 tonnes per ounce for the six months ended
30 June 2018.
Installation of the underground pipelines to transport natural gas to
Damang and Tarkwa was completed during the quarter and first gas was received by the mines’ power plants in June 2019. Piped gas is inherently safer than road transportation of gas.
At the Granny Smith and Agnew mines in Australia, construction has begun on microgrid power systems, which include a
combination of gas, solar renewable energy and battery storage.
Commissioning is expected in the September quarter 2019 for
Agnew and in the December quarter 2019 for Granny Smith (solar).
Agnew’s microgrid will be strengthened with the addition of five wind turbines to be commissioned in 2020, funded by the Australian government.
Gold Fields is the first JSE-listed mining company to support the recommendations of the Task Force on Climate-related Financial
Disclosures (TCFD), and plans to submit its first TCFD baseline in the September quarter 2019. The TCFD was established by the
Financial Stability Board at the request of the G20 Group of
Nations. The TCFD report will replace the annual submission on climate change under the Carbon Disclosure Project (CDP).

Gold Fields 2019 H1 RESULTS

Six months
Year
Environmental
H1
2019
H2
2018
H1
2018
2018 2017
Environmental
Incidents Level 3
-           1            1 2            2
Water
Recycled/Reused
(% of total)
68
69         63             66         57
Fresh Water
Withdrawal (GL)
1
7.67
6.35 8.12 14.47 14.83
Energy Consumption
(TJ)
5,845
5,761 5,867 11,628 12,178
Energy Intensity
(GJ/ounce)
5.48
5.58 5.70 5.64 5.46
CO
2
Emissions
(million tonnes)
2
0.68
0.67 0.70 1.37 1.47
CO
2
Emissions
(tonnes/ounces)
0.64
0.65 0.68 0.66 0.66
¹ Relates to operations only.
² CO
2
emissions comprise Scope 1 and 2 emissions
3
.
³ Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.
Social
Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies was US$1.26 billion for the six months ended
30 June 2019 compared with US$1.40 billion for the six months ended 30 June 2018. Gold Fields procurement from in-country
suppliers, excluding corporate procurement spend, was
US$866 million for the six months ended 30 June 2019 (96 per cent of total procurement).
Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. Group host community employment was 9,563 employees – 57 per cent
of the workforce for the six months ended 30 June 2019 (Year end
2018: 9,188 host community employees, or 56 per cent of
workforce). Group host community procurement spend for the six months ended 30 June 2019 was US$311 million – 35 per cent of total spend compared with 22 per cent spend for the six months ended 30 June 2018. The increase was mainly due to a widening of the host community definition at South Deep.
Gold Fields invested US$13.1 million in socio-economic
development (SED) projects in our host communities for the six months ended 30 June 2019, compared with US$10.1 million for the six months ended 30 June 2018. The investments are funded through Gold Fields’ foundations, trusts and operations. In July, after three years of construction, the 33 kilometre tarred Tarkwa-
Damang road was opened. At US$27 million this is Gold Fields’
largest-ever SED project.
The Board approved a Sexual Harassment Policy and a Group
Diversity and Inclusion strategy in 2019. The percentage of women in Gold Fields’ workforce was 20 per cent at the end of H1 2019, compared with 19 per cent at end-2018. Of the 20 per cent, just over half work in core mining activities. Training spend for the six months ended 30 June 2019 was US$7.8 million compared with
US$14 million for FY 2018.
Six months
Year
Social
H1
2019
H2
2018
H1
2018
2018 2017
Host Community
procurement
(% of total)
35
1
27 22 27
2
45
Host Community
workforce
(% of total)
57
1
56 43 56 40
Socio-Economic
Development
Spending ($m)
13.1
15.6 10.1 25.7 17.4
Women in Workforce
(%)
20
19 19 19 16
¹ Includes Gruyere.
² 2018 performance is aligned with the Group's host community definition where communities are those living within an operation's direct area of influence. 2017 number has not been restated.
For the six months ended 30 June 2019
compared with the six months ended
30 June 2018
Revenue
Attributable equivalent gold production, (including Asanko)
increased by 9 per cent from 994,000 ounces for the six months ended 30 June 2018 to 1,082,500 ounces for the six months ended
30 June 2019. Attributable equivalent gold production at Asanko for the six months ended 30 June 2019 was 55,100 ounces.
Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted.
Gold production at South Deep in South Africa, decreased by 5 per cent from 3,003 kilograms (96,500 ounces) for the six months ended for the six months ended 30 June 2018 to 2,851 kilograms
(91,700 ounces) for the six months ended 30 June 2019.
Attributable gold production at the West African operations
(including Asanko), increased by 25 per cent from 318,500 ounces for the six months ended 30 June 2018 to 399,500 ounces for the six months ended 30 June 2019 due to increased production at
Tarkwa and Damang, as well as the inclusion of 55,100 ounces
(45 per cent basis) from Asanko for the six months ended 30 June
2019. Production at Asanko (not included in revenue) amounted to
55,100 ounces (45 per cent basis) for the six months ended
30 June 2019 compared to no ounces included for Asanko for the six months ended 30 June 2018. Asanko was acquired by Gold Fields in H2 of 2018.
Attributable equivalent gold production at Cerro Corona in Peru increased by 14 per cent from 136,900 ounces for the six months ended 30 June 2018 to 156,400 ounces for the six months ended
30 June 2019.
Gold production at the Australian operations decreased by 2 per cent from 442,400 ounces for the six months ended 30 June 2018 to 434,900 ounces for the six months ended 30 June 2019 mainly due to lower production at all the Australian operations.
At the South Africa region, production at South Deep decreased by
5 per cent from 3,003 kilograms (96,500 ounces) for the six months ended 30 June 2018 to 2,851 kilograms (91,700 ounces) for the six months ended 30 June 2019 the decrease was due to a slow
production build-up period experienced post the restructuring to reorganise operations in the December quarter 2018. Gold sold decreased by 13 per cent from 3,240 kilograms (104,200 ounces)
to 2,804 kilograms (90,100 ounces).

Gold Fields 2019 H1 RESULTS
At the West Africa region, managed gold production at Tarkwa increased by 2 per cent from 264,400 ounces for the six months ended 30 June 2018 to 270,900 ounces for the six months ended
30 June 2019 mainly due to higher head grade and recovery. At
Damang, managed gold production increased by 25 per cent from
89,500 ounces for the six months ended 30 June 2018 to 111,800 ounces for the six months ended 30 June 2019 mainly due to higher head grade and higher volumes processed. Gold produced and
gold sold are the same for both Tarkwa and Damang. Production at Asanko amounted to 55,100 ounces (45 per cent basis) for the six months ended 30 June 2019 compared to no ounces included for Asanko for the six months ended 30 June 2018. Asanko was acquired by Gold Fields in H2 of 2018.
At the South America region, total managed gold equivalent
production at Cerro Corona increased by 14 per cent from 137,600 ounces for the six months ended 30 June 2018 to 157,100 ounces for the six months ended 30 June 2019 mainly due to mining of higher grade areas in line with the mining sequence. Gold
equivalent ounces sold increased by 19 per cent from 131,700 ounces to 156,400 ounces.
At the Australia region, St Ives’ gold production decreased by 1 per cent from 189,800 ounces for the six months ended 30 June 2018 to 187,600 ounces for the six months ended 30 June 2019. Gold sold decreased by 4 per cent from 190,200 ounces to 183,200
ounces. At Agnew, gold production decreased by 2 per cent from
115,400 ounces for the six months ended 30 June 2018 to 113,300 ounces for the six months ended 30 June 2019. Gold sold
decreased by 1 per cent from 116,900 ounces to 115,400 ounces.
At Granny Smith, gold production decreased by 2 per cent from
137,200 ounces for the six months ended 30 June 2018 to 134,000 ounces for the six months ended 30 June 2019 due to decreased tonnes mined and processed. Gold sold decreased by 2 per cent from 137,300 ounces to 133,900 ounces.
The average US dollar gold price achieved by the Group (excluding
Asanko) decreased by 1 per cent from US$1,306 per equivalent ounce for the six months ended 30 June 2018 to US$1,298 per
equivalent ounce for the six months ended 30 June 2019. The
average rand gold price increased by 16 per cent from R518,504 per kilogram to R600,601 per kilogram. The average Australian dollar gold price increased by 8 per cent from A$1,707 per ounce to A$1,843 per ounce. The average US dollar gold price for the
Ghanaian operations (excluding Asanko) decreased by 1 per cent from US$1,318 per ounce for the six months ended 30 June 2018 to US$1,304 per ounce for the six months ended 30 June 2019.
The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 3 per cent from
US$1,228 per equivalent ounce for the six months ended 30 June
2018 to US$1,268 per equivalent ounce for the six months ended
30 June 2019. The average US dollar/Rand exchange rate
weakened by 16 per cent from R12.25 for the six months ended
30 June 2018 to R14.22 for the six months ended 30 June 2019.
The average Australian/US dollar exchange rate weakened by
8 per cent from A$1.00 = US$0.77 to A$1.00 = US$0.71.
Gold equivalent ounces sold (excluding Asanko), increased by
3 per cent from 1.03 million ounces to 1.06 million ounces.
Revenue increased by 2 per cent from US$1,351 million for the six months ended 30 June 2018 to US$1,379 million for the six months ended 30 June 2019 due to the higher gold sold, partially offset by lower gold price.
Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by
1 per cent from US$688 million for the six months ended 30 June
2018 to US$695 million for the six months ended 30 June 2019.
At the South Africa region, at South Deep, cost of sales before amortisation and depreciation decreased by 11 per cent from
R1,882 million (US$154 million) for the six months ended 30 June
2018 to R1,669 million (US$117 million) for the six months ended
30 June 2019 due to lower production and lower payroll costs due to restructuring in 2018, lower expenditure on consumables and a gold inventory credit of R17 million (US$1 million) for the six months ended 30 June 2019 compared with a charge of R36 million
(US$3 million) for the six months ended 30 June 2018.
At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 1 per cent from US$213 million for the six months ended 30 June 2018 to US$216 million for the six months ended 30 June 2019 mainly due to higher
operational tonnes mined, partially offset by a higher gold-in-
process credit of US$13 million compared with gold-in-process charge of US$11 million for the six months ended 30 June 2018 at
Tarkwa. The net gold-in-process movement at Tarkwa was
US$24 million.
At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 4 per cent from
US$78 million for the six months ended 30 June 2018 to US$81 million for the six months ended 30 June 2019 due to higher workers participation in line with higher revenue and profit.
At the Australia region, cost of sales before amortisation and depreciation increased by 26 per cent from A$316 million (US$244 million) for the six months ended 30 June 2018 to A$397 million
(US$280 million) for the six months ended 30 June 2019 mainly due to a higher gold inventory charge to cost at St Ives of A$20 million
(US$14 million) for the six months ended 30 June 2019 compared with a credit to cost of A$36 million (US$28 million) for the six months ended 30 June 2018, resulting in a net movement of A$56 million (US$42 million).
Amortisation and depreciation
Amortisation and depreciation for the Group decreased by 16 per cent from US$347 million for the six months ended 30 June 2018 to US$292 million for the six months ended 30 June 2019. The
US$55 million decrease in amortisation was due to lower
amortisation of US$39 million in local currencies and the exchange rate effect of US$16 million on translation into US dollars at a 16 per cent weaker rand and an 8 per cent weaker Australian dollar.
The lower amortisation in local currencies mainly related to a decrease at St Ives of A$52 million (US$44 million) due to higher ounces mined in the six months ended 30 June 2018 compared
with the six months ended 30 June 2019.
Other
Net interest expense for the Group decreased by 6 per cent from
US$33 million for the six months ended 30 June 2018 to
US$31 million for the six months ended 30 June 2019. Interest expense of US$51 million, partially offset by interest income of
US$3 million and interest capitalised of US$17 million for the six months ended 30 June 2019 compared with interest expense of US$44 million, partially offset by interest income of US$4 million and interest capitalised of US$7 million for the six months ended 30 June 2018.
The share of results of equity accounted investees after taxation decreased from US$6 million for the six months ended 30 June
2018 to US$1 million for the six months ended 30 June 2019 due to sundry asset write-offs at Far Southeast project (FSE) for the six months ended June 2018. The impact of the equity accounted
earnings of Asanko for the six months ended 30 June 2019 was
US$nil million due to Asanko breaking even for the six months ended 30 June 2019.

Gold Fields 2019 H1 RESULTS

The gain on foreign exchange of US$3 million for the six months ended 30 June 2018 compared with US$nil million for the six
months ended 30 June 2019 and related to the conversion of
offshore cash holdings into their functional currencies.
The loss on financial instruments of US$109 million for the six months ended 30 June 2019 comprises a loss on hedges of
US$114 million and a gain on valuation of shares and options of
US$5 million. The loss on hedges of US$114 million includes
realised gains/losses and the mark to market of the gold hedges taken out at the Australian operations (a loss of A$137 million
/US$97 million), the Ghanaian operations (a loss of US$8 million)
and South Deep (a loss of R132 million/US$10 million), the
oil hedges taken out at the Ghanaian and Australian operations (a gain of US$3 million and A$4 million/US$3 million, respectively) and the currency hedge taken out at the Australian operations (loss of
A$7 million/US$5 million). The loss on the hedges included in financial instruments comprised US$6 million realised losses and
US$108 million unrealised losses.
The gain on valuation of shares and options of US$5 million
comprises a gain of US$2 million on the valuation of the Maverix options and US$3 million on the valuation of the Maverix shares prior to their disposal.
This compared with a gain on financial instruments of US$24 million for the six months ended 30 June 2018, which included realised gains/losses and the mark to market of the gold hedges taken out at the Australian operations (a gain of A$1 million/US$1 million), the
Ghanaian operations (a gain of US$10 million) and South Deep (a loss of US$1 million/R14 million), the oil hedges taken out at the
Ghanaian and Australian operations (a gain of US$7 million and
A$5 million/US$4 million, respectively), as well as the copper hedge taken out at Cerro Corona (gain of US$4 million). In addition, a currency hedge taken out at the Australian operations resulted in a loss of US$1 million (A$1 million).
Share-based payments for the Group decreased from US$20
million to US$11 million and related to the current valuation of the share scheme. The long-term incentive plan increased from
US$1 million to US$6 million due to the current valuation of the plan.
Other costs for the Group increased from US$30 million to
US$36 million and mainly related to increased community spend in Peru.
Exploration expenses
Exploration expenses decreased by 21 per cent from US$56 million for the six months ended 30 June 2018 to US$44 million for the six months ended 30 June 2019 mainly due to decreased costs at
Salares Norte as we await the EIA approval on the project.
Non-recurring items
Non-recurring income of US$19 million for the six months ended 30
June 2019 compared with expenses of US$661 million for the six months ended 30 June 2018.
Non-recurring income of US$19 million for the six months ended 30
June 2019 mainly includes:
·    profit on sale of Maverix holding of US$15 million;
·    reversal of impairment of FSE of US$10 million; and
·    loss on the repurchase of 2020 bond of US$5 million.
Non-recurring expenses of US$661 million for the six months ended
30 June 2018 mainly included:
·    impairment of R6.471 billion (US$482 million). The after tax impairment is R4.819 billion (US$359 million) in respect of the
South Deep cash-generating unit. The impairment calculation
is based on the 2018 life of mine plan using the following
assumptions:
o
Gold price of R525,000 per kilogram;
o
Resource price of US$17 per ounce at a Rand/Dollar
exchange rate of R13.44;
o
Resource ounces of 29.0 million ounces;
o
Life of mine: 77 years; and
o
Discount rate: 13.5 per cent nominal.
The impairment is due to a deferral of production. The
underperformance of the mine in 2018 and the resultant knock-
on impact has necessitated a further impairment of South
Deep. For the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months
ended 30 June 2018 production for 2019 of 6,100 kilogram (196 kilogram per ounce). The carrying value after impairment is
R20.7 billion (US$1.5 billion). The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold
Fields’ production planning processes.
·    restructuring costs at Tarkwa (US$81 million) with the transition to contractor mining;
·    restructuring costs at Damang (US$15 million);
·    restructuring costs at South Deep (US$4 million/R53 million);
·    losses on the sale of mining fleet and heavy machinery
equipment and inventory at Tarkwa as part of the transition to contractor mining, amounted to US$38 million and US$9
million, respectively; and
·    impairment of FSE amounted to US$20 million and other losses on the sale of assets amounted to US$16 million. The
impairment of FSE was based on the fair value less cost of
disposal of the investment which was directly derived from the market value of Lepanto Consolidated Mining Company.
Royalties
Government royalties for the Group increased by 3 per cent from
US$33 million for the six months ended 30 June 2018 to
US$34 million for the six months ended 30 June 2019 in line with higher revenue.
Taxation
The taxation charge for the Group of US$62 million for the six months ended 30 June 2019 compared with a credit of US$129
million for the six months ended 30 June 2018. Normal taxation increased by 12 per cent from US$74 million for the six months ended 30 June 2018 to US$83 million for the six months ended 30
June 2019. The deferred tax credit of US$21 million for the six months ended 30 June 2019 compared with US$201 million for the six months ended 30 June 2018. The significant deferred tax credit for the six months ended 30 June 2018, arose due to the taxation credit of R1.652 billion (US$123 million) on the impairment of South
Deep, as well as the settlement of the South Deep tax dispute with
SARS. GFIJVH has recognised an additional R2,338 million
(US$191 million) of capital allowance with a tax effect on this amount of R701 million (US$57 million).
Profit/(loss)
Net profit attributable to owners of the parent for the Group of
US$71 million or US$0.09 per share for the six months ended 30
June 2019 compared with net loss of US$367 million or US$0.45 per share for the six months ended 30 June 2018.
Headline earnings attributable to owners of the parent for the Group of US$40 million or US$0.05 per share for the six months ended 30
June 2019 compared with headline earnings of US$67 million or
US$0.08 per share for the six months ended 30 June 2018.
Normalised profit for the Group of US$126 million or US$0.15 per share for the six months ended 30 June 2019 compared with
US$43 million or US$0.05 per share for the six months ended 30
June 2018.

Gold Fields 2019 H1 RESULTS
Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:
Six months ended
June
2019
June
2018
Profit/(loss) for the period
70.5
(366.6)
Non-recurring items
(19.0)
661.2
Tax effect of non-recurring items
(0.1)
(166.6)
Non-controlling interest effect of non-recurring
items                                                                                  -
(9.7)
Loss/(gain) on foreign exchange
0.1
(2.8)
Tax effect of loss/(gain) on foreign exchange - 0.1
Loss/(gain) on financial instruments
109.4
(23.9)
Tax effect of loss/(gain) on financial
instruments
(34.2)
7.2
Non-controlling interest effect of loss/(gain) on
financial instruments
(0.5)
1.1
South Deep tax settlement                                              - (57.2)
Profit excluding gains and losses on foreign
exchange, financial instruments and non-
recurring items after taxation and non-
controlling interest effect
126.2
42.8
Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Non-IFRS measures such as normalised results are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only and because of its nature, normalised profit should not be considered as a representation of earnings.
Cash flow
Cash inflow from operating activities of US$426 million for the six months ended 30 June 2019 compared with US$263 million for the six months ended 30 June 2018. The increase of 62 per cent was mainly due to an increase in the line item “profit before royalties, tax and non-recurring items”. In addition, royalties and taxation paid decreased from US$169 million to US$99 million. This was partially offset by an investment into working capital of US$25 million compared with a release of working capital of US$6 million in 2018.
Dividends paid of US$12 million for the six months ended 30 June
2019 compared with US$35 million for the six months ended 30
June 2018 and comprised dividends paid to owners of the parent related to the final dividends paid for 2017 and 2018, respectively.
Cash outflow from investing activities of US$277 million for the six months ended 30 June 2019 compared with US$320 million for the six months ended 30 June 2018. Capital expenditure decreased from US$411 million to US$356 million.
Sustaining capital expenditure (excluding Asanko), decreased by 3 per cent from US$254 million to US$246 million, while non-
sustaining capital expenditure (excluding Asanko) decreased by 29 per cent from US$157 million to US$111 million. At South Deep, growth expenditure decreased from R149 million (US$12 million) to
Rnil million (US$nil million). Growth expenditure on the
reinvestment plan at Damang decreased from US$66 million to
US$46 million and at Gruyere it decreased from US$66 million
(A$86 million) to US$65 million (A$92 million), respectively.
Cash inflow from operating activities less net capital expenditure, environmental payments and finance lease payments of US$49
million for the six months ended 30 June 2019 compared with an outflow US$79 million for the six months ended 30 June 2018
mainly due to lower taxation paid, higher inflow from operating activities and lower capital expenditure as planned.
In the South Africa region at South Deep, capital expenditure decreased by 34 per cent from R379 million (US$31 million) for the six months ended 30 June 2018 to R250 million (US$18 million) for the six months ended 30 June 2019 due to temporary suspension of new mine development in 2019.
At the West Africa region, (excluding Asanko), capital expenditure decreased by 24 per cent from US$156 million to US$118 million.
At Tarkwa, capital expenditure decreased by 19 per cent from
US$84 million to US$68 million due to lower capital waste stripping in line with the operational plan. Capital expenditure at Damang decreased by 32 per cent from US$73 million to US$50 million and included US$46 million spent on the Damang re-investment project for the six months ended 30 June 2019. Capital expenditure at
Asanko on a 100 per cent basis amounted to US$36 million for the six months ended 30 June 2019 and US$nil million for the six months ended 30 June 2018 (prior to acquisition). The Asanko capital expenditure is not included in the Group capital expenditure.
At the South America region at Cerro Corona, capital expenditure increased by 60 per cent from US$10 million to US$16 million mainly due to the beginning of the infrastructure reallocation activities related to the extension of the life of mine to 2030.
At the Australia region, capital expenditure increased by 12 per cent from A$174 million (US$134 million) for the six months ended 30
June 2018 to A$195 million (US$138 million) for the six months ended 30 June 2019. At St Ives, capital expenditure decreased by
3 per cent from A$74 million (US$57 million) to A$72 million (US$51 million). At Agnew, capital expenditure increased by 70 per cent from A$46 million (US$35 million) to A$78 million (US$55 million)
due to expenditure on the new accommodation village. At Granny
Smith, capital expenditure decreased by 15 per cent from A$54 million (US$42 million) for the six months ended 30 June 2018 to
A$46 million (US$33 million) for the six months ended 30 June 2019 due to a reduction in capital development and exploration cost.
Proceeds on disposal of capital equipment of US$1 million for the six months ended 30 June 2019 compared with US$77 million for the six months ended 30 June 2018. The proceeds in 2018 related to Tarkwa’s sale of fleet to the contractor as part of the conversion to contractor mining.
Purchase of investments of US$6 million for the six months ended
30 June 2019 related to Gold Fields subscription to a 16.1 per cent share interest in Chakana Copper Corporation. This compared with purchase of investments of US$18 million related to Gold Fields subscription to a 9.9 per cent share interest in Asanko Gold by way of a private placement of 22,354,657 Asanko shares for the six months ended 30 June 2018.
Proceeds on the sale of Maverix amounted to US$67 million for the six months ended 30 June 2019 and related to the sale of the
Group’s 19.9 per cent holding in Toronto-listed gold and royalty streaming company Maverix.
Proceeds on disposal of assets held for sale for the six months ended 30 June 2018 comprised US$40 million cash and royalty (2 per cent NSR (net smelter return)) on all metals and related to the disposal of APP.
Proceeds on disposal of investments for the six months ended 30
June 2019 amounted to US$21 million and related to the sale of
247 million shares (19.9 per cent holding) in ASX-listed Company
Red 5.
Environmental payments decreased from US$8 million for the six months ended 30 June 2018 to US$4 million for the six months ended 30 June 2019.
The US$49 million cash flow from operating activities less net capital expenditure and environmental payments and finance lease

Gold Fields 2019 H1 RESULTS

payments for the six months ended 30 June 2019 comprised:
US$198 million net cash generated by the seven mining operations
(after royalties, taxes, capital expenditure and environmental payments), less US$39 million of net interest paid, US$37 million at
Salares Norte on exploration, US$65 million (A$92 million) at
Gruyere with US$65 million (A$92 million) on capital expenditure and US$nil million (A$nil million) on working capital, as well as
US$8 million on non-mine based costs mainly due to working
capital movements. Included in the US$198 million above is US$46 million capital expenditure on the Damang reinvestment project.
The US$79 million outflow from operating activities less net capital expenditure and environmental payments and finance lease
payments for the six months ended 30 June 2018 comprised:
US$71 million net cash generated by the seven mining operations
(after royalties, taxes, capital expenditure and environmental payments), less US$18 million of net interest paid, US$35 million at
Salares Norte on exploration, US$79 million (A$103 million) at
Gruyere with US$66 million (A$86 million) on capital expenditure and US$13 million (A$17 million) on working capital, as well as
US$18 million on non-mine based costs mainly due to working
capital movements. Included in the US$71 million above is US$66 million capital expenditure on the Damang reinvestment project and
US$12 million on South Deep growth capital expenditure.
Net cash flow from financing activities of US$nil million for the six months ended 30 June 2019 compared with US$115 million for the six months ended 30 June 2018. The inflow for the six months ended 30 June 2019 related to a drawdown of US$1,521 million, partially offset by the repayment of US$1,503 million on offshore and local loans and payment of finance lease liabilities of US$17 million. The inflow for the six months ended 30 June 2018 related to a drawdown of US$358 million, partially offset by the repayment of US$243 million on offshore and local loans.
The net cash inflow for the Group of US$137 million for the six months ended 30 June 2019 compared with an inflow of US$24
million for the six months ended 30 June 2018. After accounting for a negative translation adjustment of US$2 million on non-US dollar cash balances, the cash inflow for the six months ended 30 June
2019 was US$135 million. The cash balance at 30 June 2019 of
US$535 million compared with US$498 million at 30 June 2018.
All-in sustaining and total all-in cost
The Group all-in sustaining costs increased by 1 per cent from
US$965 per ounce for the six months ended 30 June 2018 to
US$973 per ounce for the six months ended 30 June 2019 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation partially offset by higher gold sold.
On 14 November 2018 the World Gold Council published an update to its guidance note on the interpretation of all-in sustaining and all-
in costs. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and has adopted it prospectively from 1 January 2019. Based on the
revised World Gold Council interpretation guidance, all-in
sustaining costs for the Group are US$891 per ounce for the six months ended 30 June 2019. One of the benefits of adopting the new standard is closer alignment of our cost reporting with existing practices in our sector.
All-in sustaining cost revised reconciliation
US$/oz
Total Group
AISC per ounce of gold sold
(original WGC interpretation)
Year to date
2019                      973
Development and infrastructure capital
reclassified from sustaining to non-
sustaining
#
Year to date
2019                      (58)
Exploration expenditure reclassified from
sustaining to non-sustaining
Year to date
2019                      (24)
AISC per ounce of gold sold
(revised WGC interpretation)
Year to date
2019                      891
#
Comprising mainly Agnew accommodation village, Granny Smith Zone 110 and 120 lateral development and infrastructure and St Ives Invincible South development and infrastructure.
Total all-in cost decreased by 5 per cent from US$1,169 per ounce for the six months ended 30 June 2018 to US$1,106 per ounce for the six months ended 30 June 2019 due to higher gold sold, lower non-sustaining capital expenditure and lower exploration costs, partially offset by higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure.
In the South Africa region, at South Deep, all-in sustaining costs increased by 4 per cent from R669,306 per kilogram (US$1,699 per ounce) for the six months ended 30 June 2018 to R698,982 per kilogram (US$1,529 per ounce) for the six months ended 30 June
2019 mainly due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure.
Based on the revised World Gold Council interpretation guidance, all-in sustaining costs for the South Africa region are R698,982 per kilogram (US$1,529 per ounce) for the six months ended 30 June
2019 i.e. no change.
Total all-in cost decreased by 2 per cent from R715,373 per
kilogram (US$1,816 per ounce) for the six months ended 30 June
2018 to R698,982 per kilogram (US$1,529 per ounce) due to the same reasons as for all-in sustaining costs as well as nil spend on non-sustaining capital expenditure for the six months ended 30
June 2019.
At the West Africa region, all-in sustaining costs decreased by 3 per cent from US$924 per ounce for the six months ended 30 June
2018 to US$892 per ounce for the six months ended 30 June 2019 mainly due to higher gold sold and lower sustaining capital
expenditure, partially offset by higher cost of sales before amortisation and depreciation. Asanko all-in sustaining costs at
US$1,155 per ounce is included for the six months ended 30 June
2019.
Based on the revised World Gold Council interpretation guidance, all-in sustaining costs for the West Africa region are US$892 per ounce for the six months ended 30 June 2019. Total all-in cost decreased by 10 per cent from US$1,114 per ounce for the six months ended 30 June 2018 to US$1,007 per ounce for the six
months ended 30 June 2019 due to the same reasons as for all-in sustaining costs, as well as lower non-sustaining capital
expenditure at the Damang reinvestment project.
At the South America region, all-in sustaining costs and total all-in cost increased by 47 per cent from US$197 per ounce for the six months ended 30 June 2018 to US$290 per ounce for the six
months ended 30 June 2019 mainly due to higher capital
expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 5 per cent from US$737 per equivalent ounce for the six months ended
30 June 2018 to US$698 per equivalent ounce for the six months ended 30 June 2019 due to higher equivalent ounces sold, partially offset by higher capital expenditure and higher cost of sales before amortisation and depreciation.

Gold Fields 2019 H1 RESULTS
Based on the revised World Gold Council interpretation guidance, all-in sustaining costs for the South America region are US$264 per ounce and US$684 per equivalent ounce for the six months ended
30 June 2019.
At the Australia region excluding the Gruyere project, all-in sustaining costs and total all-in costs increased by 26 per cent from
A$1,166 per ounce (US$900 per ounce) for the six months ended
30 June 2018 to A$1,465 per ounce (US$1,035 per ounce) for the six months ended 30 June 2019 mainly due to lower gold sold, higher cost of sales before amortisation and depreciation due to a gold-in-process charge to cost of A$22 million (US$16 million) for the six months ended 30 June 2019 compared with a gold-in-
process credit to cost of A$31 million (US$24 million) for the six months ended 30 June 2018 and higher capital expenditure mainly relating to A$31 million (US$22 million) on the Agnew
accommodation village.
Based on the revised World Gold Council interpretation guidance, all-in sustaining costs for the Australia region are A$1,191 per ounce (US$841 per ounce) for the six months ended 30 June 2019.
Statement of financial position
Net debt (borrowings plus the current portion of borrowings and finance lease liabilities less cash and cash equivalents) increased from US$1,612 million for the six months ended 31 December 2018 to US$1,794 million for the six months ended 30 June 2019.
Net debt excluding the effect of IFRS 16 is US$1,498 million at 30
June 2019 compared with US$1,393 million at 30 June 2018.
The difference between the two methods of calculating net debt is the long and short term portion of lease liabilities identified as part of IFRS 16, comprising mainly the Genser power purchase
agreement, Granny Smith power plant and Gruyere power plant
and gas pipeline.
Net debt/EBITDA
The net debt/EBITDA ratio of 1.59 at 30 June 2019 compared with
1.07 at 30 June 2018. The ratio above includes the effect of adoption of IFRS 16 which marginally increased cost of sales before amortisation and depreciation and substantially increased the net debt due to the inclusion of lease liabilities.
The net debt/EBITDA ratio (excluding the effect of IFRS 16) of 1.36 at 30 June 2019 compared with 1.07 at 30 June 2018.
EBITDA
Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months profit and takes into account the adoption of
IFRS 16, which is determined as follows in US$ million:
Reconciliation between operating profit and adjusted
EBITDA for the 6 months ended:
US$’m
June
2019
June
2018
Revenue
1,379
1,351
Cost of sales before amortisation and
depreciation
(695)
(688)
Environmental rehabilitation interest
6
6
Exploration and project costs
(44)
(56)
Other costs
(33)
(7)
613
606
Reconciliation between operating profit and adjusted
EBITDA for the 12 months ended:
US$’m
June
2019
June
2018
Adjusted EBITDA for 6 months
January to June
613
606
Adjusted EBITDA for 6 months
July to December
517
701
Adjusted EBITDA for 12 months
July to June
1,130
1,307
Non-IFRS measures such as adjusted EBITDA are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only and because of its nature, adjusted EBITDA should not be considered a representation of earnings. Adjusted EBITDA is required to be determined in terms of the loan and revolving credit facilities agreements to evaluate compliance with covenants.
Adjusted EBITDA excluding the effect of IFRS 16 is US$1,104
million for the 12 months ended 30 June 2019.
The difference between the two methods of calculating adjusted
EBITDA is a net reduction in operating costs relating to contracts identified as leases under IFRS 16.
Free cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.
The FCF for the Group for the six months ended 30 June 2019 is calculated as follows:
US$’m
US$/oz
Revenue*
1,291.4
1,309
Less: Cash outflow
(1,010.9)
(1,025)
AIC
(1,084.5)
(1,099)
Adjusted for:
Share-based payments (non-cash)
11.2
11
Long-term incentive plan (non-cash)
5.8
6
Revenue hedge
(10.7)
(11)
Exploration, feasibility and evaluation
costs outside of existing operations
22.8
23
Non-sustaining capital expenditure
(Damang reinvestment and Gruyere)
110.6
112
Tax paid (excluding royalties which is
included in AIC above)
(66.1)
(67)
Free cash flow**
280.5
284
FCF margin
22%
Gold sold only – 000’ounces
986.6
* Revenue from income statement at US$1,378.5 million less revenue from by-products in AIC at US$87.1 million equals US$1,291.4 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 27 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
Non-IFRS measures such as free cash flow margin are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only and because of its nature, free cash flow margin should not be considered a representation of earnings. The free cash flow margin is used as a key metric in the determination of the long-term incentive plan.
The FCF margin of 22 per cent for the six months ended 30 June
2019 at a gold price of US$1,298 per ounce compared with 17 per cent for the six months ended 30 June 2018 at a gold price of
US$1,306 per ounce.
The higher FCF margin for the six months ended 30 June 2019 was mainly due to higher revenue and lower tax paid.
South Africa region
South Deep
Six months ended
June
2019
June
2018
Gold produced 000’oz
91.7
96.5
kg
2,851
3,003

Gold Fields 2019 H1 RESULTS

Gold sold 000’oz
90.1
104.2
kg
2,804
3,240
Yield – underground reef g/t
6.50
5.24
AISC – original interpretation R/kg
698,982
669,306
US$/oz
1,529
1,699
AISC – revised interpretation
guidance (WGC November
2018)                                                   R/kg
698,982
US$/oz
1,529
AIC R/kg
698,982
715,373
US$/oz
1,529
1,816
Regrettably, a seismic related face ejection resulted in fatally injuring Mrs. Maria Ramela on 2 June 2019. In conjunction with the
DMR, the Mine is conducting investigations into the accident in order to implement measures to mitigate the impact of similar events reoccurring. Face support (mesh) has been implemented as an immediate mitigation measure.
The mine finalised the restructuring in the December quarter 2018, this entailed suspending operations in lower grade and high cost areas and reducing the total number of mining equipment deployed as reported previously. A planned production build-up period was followed post the restructuring to re-organise operations, therefore total volume mined was expected to reduce, impacting most of the mining measures.
Gold production decreased by 5 per cent from 3,003 kilograms
(96,500 ounces) for the six months ended 30 June 2018 to 2,851 kilograms (91,700 ounces) for the six months ended 30 June 2019.
Total underground tonnes mined decreased by 25 per cent from
639,000 tonnes for the six months ended 30 June 2018 to 482,000 tonnes for the six months ended 30 June 2019. The average reef grade mined increased by 1 per cent from 6.18 grams per tonne to
6.27 grams per tonne due to greater portion of mining in the higher grade proximal areas and suspending mining activities in the lower grade loss making northern portions of current mine as part of the restructuring project.
Total tonnes milled decreased by 33 per cent from 0.80 million tonnes to 0.54 million tonnes, mainly due to less tonnes mined as a result of the reasons above. Underground reef tonnes milled decreased by 23 per cent from 0.57 million tonnes for the six months ended 30 June 2018 to 0.44 million tonnes for the six months ended 30 June 2019. Total tonnes milled for the six months ended 30 June 2019 included 43,900 tonnes of underground waste mined and 61,000 tonnes of surface tailings material compared with
92,000 tonnes of underground waste mined and 139,000 tonnes of surface tailings material for the six months ended 30 June 2018.
Total waste mined reduced as a result of suspending growth capital and associated waste development together with low grade areas in the northern portion of the current mine area, as part of the restructuring, which included proportionally more waste
development. The treatment of surface tailing material was halted in the June quarter 2019 to increase underground backfill
availability, by sending TSF material directly to the backfill plant and bypassing the treatment plant. In addition, the suspension of surface treatment was required to facilitate modifications to the processing plant, which will enable separating treatment of surface tailings and underground ore, this will increase the mine’s capacity to treat surface tailings material and thereby increasing the capacity to manufacture backfill. Underground reef yield increased by 24 per cent from 5.24 grams per tonne for the six months ended 30
June 2018 to 6.50 grams per tonne for the six months ended 30
June 2019. Reef yield improved in the six months ended 30 June
2019 due to a higher mine call factor in the higher grade proximal areas mined.
Development decreased by 33 per cent from 3,406 metres for the six months ended 30 June 2018 to 2,272 metres for the six months ended 30 June 2019. New mine capital development (NMD)
(phase one, sub 95 level) decreased by 100 per cent from 828 metres to nil metres due to suspending growth capital development and re-allocation of resources to secondary support and backfill, in line with the restructuring strategy. Development in the current mine areas in 95 level and above decreased by 57 per cent from
1,670 metres to 719 metres, resulting from mining resources being allocated to develop the North of Wrench mine and suspension of mining activities in the northern portions of current mine.
Consequently, reef horizon development North of Wrench
increased by 71 per cent from 908 metres to 1,553 metres.
Longhole stoping volume mined increased by 2 per cent from
236,000 tonnes for the six months ended 30 June 2018 to 240,000 tonnes for the six months ended 30 June 2019 mainly due to
improved backfill and secondary support performance, improving stope availability and turnaround.
Destress mining decreased by 22 per cent from 13,114 square
metres for the six months ended 30 June 2018 to 10,191 square metres for the six months ended 30 June 2019 mainly due to
reduced number of active cuts in the March quarter 2019,
production build-up post the restructuring and inclusion of shotcrete in the support requirements, which increases the mining cycle.
The current mine contributed 9 per cent less ore tonnes at 49 per cent of total tonnes for the six months ended 30 June 2019. The decrease in current mine tonnes is also due to the cessation of mining in low grade areas as part of the restructuring. North of
Wrench increased by 9 per cent and contributed 51 per cent of total ore tonnes mined for the six months ended June 2019 in line with the strategy to build up North of Wrench.
Cost of sales before amortisation and depreciation, decreased by
11 per cent from R1,882 million (US$154 million) for the six months ended 30 June 2018 to R1,669 million (US$117 million) for the six months ended 30 June 2019. The decrease was mainly due to
lower production, lower expenditure on consumable and payroll costs and by a gold inventory credit of R17 million (US$1 million)
for the six months ended 30 June 2019 compared with a charge of
R36 million (US$3 million) for the six months ended 30 June 2018.
The net gold-in-process credit movement was R53 million (US$4 million).
Capital expenditure decreased by 34 per cent from R379 million
(US$31 million) for the six months ended 30 June 2018 to R250 million (US$18 million) for the six months ended 30 June 2019, as explained below.
Sustaining capital expenditure increased by 9 per cent from R230 million (US$19 million) for the six months ended 30 June 2018 to
R250 million (US$18 million) for the six months ended 30 June
2019 mainly due to higher expenditure on surface infrastructure for the plant. Non-sustaining capital expenditure decreased by 100 per cent from R149 million (US$12 million) to nil million. This decrease was mainly due to the temporary suspension of growth capital in
2019.
All-in sustaining costs increased by 4 per cent from R669,306 per kilogram (US$1,699 per ounce) for the six months ended 30 June
2018 ) to R698,982 per kilogram (US$1,529 per ounce) for the six months ended 30 June 2019 mainly due to lower gold sold and
higher sustaining capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
Total all-in cost decreased by 2 per cent from R715,373 per
kilogram (US$1,816 per ounce) for the six months ended 30 June
2018 to R698,982 per kilogram (US$1,529 per ounce) for the six

Gold Fields 2019 H1 RESULTS
months ended 30 June 2019 due to the same reasons as for all-in-
sustaining costs as well as a decrease in non-sustaining capital expenditure to Rnil million (US$nil million).
In September 2018, the support standard was changed which
resulted in a 63 per cent increase in the number of bolts that need to be installed in the development and destress areas, which resulted in a 70 per cent increase in support cost when comparing the six months ended 30 June 2019 and six months ended 30 June
2018. The support cost includes the contractors cost associated with the installation of support material.
The implementation of shotcreting in the development and destress areas was also implemented in the latter part of 2018, which resulted in further increases on support cost when comparing the six months ended 30 June 2019 and six months ended 30 June
2018. In December 2018, the contractor crews working on NMD
were deployed to the backlog support and backfill activities to reduce backlog and improve stope turnover. This resulted in
additional expenditure when comparing the six months ended 30
June 2019 and the six months ended 30 June 2018. The enhanced support protocol should be beneficial in the medium to long term by reducing relatively expensive rehabilitation.
The restructuring process initiated during 2018 was aimed at improving operational efficiency. Even though production output reduced from the previous period, resources deployed was reduced in a larger ratio, improving the unit cost and profitability of the operation. The build-up period, in the March quarter 2019, post the restructuring and related industrial action masked this effect to some extent.
West Africa region
Ghana
Tarkwa
Six months ended
June
2019
June
2018
Gold produced 000’oz
270.9
264.4
Gold sold 000’oz
270.9
264.4
Yield                                                       g/t
1.22
1.19
AISC – original interpretation US$/oz
940
954
AISC – revised interpretation
guidance (WGC November
2018)                                               US$/oz
940                    -
AIC                                                  US$/oz
940
954
Gold production increased by 2 per cent from 264,400 ounces for the six months ended 30 June 2018 to 270,900 ounces for the six months ended 30 June 2019 mainly due to higher yield in line with the plan.
Total tonnes mined, including capital stripping, increased by 7 per cent from 45.2 million tonnes for the six months ended 30 June
2018 to 48.5 million tonnes for the six months ended 30 June 2019 due to improved contractor fleet performance. Ore tonnes mined increased by 19 per cent from 6.7 million tonnes to 8.0 million tonnes. Operational waste tonnes mined increased by 91 per cent from 10.8 million tonnes to 20.6 million tonnes due to higher operational waste stripping required to expose ore in line with the
2019 plan. Capital waste tonnes mined decreased by 28 per cent from 27.7 million tonnes to 19.9 million tonnes in line with the 2019 plan. Grade mined decreased by 3 per cent from 1.29 grams per tonne to 1.24 grams per tonne in line with the 2019 plan. The strip ratio decreased from 5.7 to 5.1.
The CIL plant throughput increased marginally from 6.88 million tonnes for the six months ended 30 June 2018 to 6.89 million tonnes for the six months ended 30 June 2019. Realised yield from the CIL plant increased by 3 per cent from 1.19 grams per tonne to
1.22 grams per tonne due to higher grade ore fed from mining and stockpiles and improved plant recovery which increased from 96.6 per cent to 97.3 per cent.
Cost of sales before amortisation and depreciation, increased by 5 per cent from US$150 million for the six months ended 30 June
2018 to US$157 million for the six months ended 30 June 2019 as a result of higher operational tonnes mined, partially offset by a higher gold-in-process credit. The six months ended 30 June 2019 resulted in a US$13 million build-up of stockpiles compared with a drawdown of US$11 million for the six months ended 30 June 2018.
At the end of June 2019, 5.6 million tonnes at 0.90 grams per tonne remained on the ROM stockpile and 6.0 million tonnes at 0.64 grams per tonne on the low grade stockpile. At the end of June
2018, 4.8 million tonnes at 0.86 grams per tonne remained on the
ROM stockpile and 4.3 million at 0.64 grams per tonne on the low-
grade stockpile.
Capital expenditure decreased by 19 per cent from US$84 million to US$68 million mainly due to lower capital waste stripping and increased operational waste mined.
All-in sustaining costs and total all-in cost decreased by 1 per cent from US$954 per ounce for the six months ended 30 June 2018 to
US$940 per ounce for the six months ended 30 June 2019 due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation.
Damang
Six months ended
June
2019
June
2018
Gold produced 000’oz
111.8
89.5
Gold sold 000’oz
111.8
89.5
Yield                                                          g/t
1.50
1.29
AISC – original interpretation US$/oz
652
829
AISC – revised interpretation
guidance (WGC November
2018)                                                 US$/oz
652                    -
AIC                                                    US$/oz
1,061
1,585
Gold production increased by 25 per cent from 89,500 ounces for the six months ended 30 June 2018 to 111,800 ounces for the six months ended 30 June 2019 mainly due to higher head grade and higher volumes processed.
Total tonnes mined, including capital stripping, decreased by 28 per cent from 23.9 million tonnes for the six months ended 30 June
2018 to 17.1 million tonnes for the six months ended 30 June 2019 in line with the 2019 operational plan as the Amoanda pit comes to completion.
Ore tonnes mined increased by 50 per cent from 1.8 million tonnes to 2.7 million tonnes. Operational waste tonnes mined decreased by 21 per cent from 3.4 million tonnes to 2.7 million tonnes as a result of the Amoanda pit getting deeper with its associated operational constraints. Total capital waste tonnes decreased by
37 per cent from 18.7 million tonnes to 11.7 million tonnes. Capital waste of 11.7 million tonnes was mined at the Damang DPCB
complex for the six months ended 30 June 2019. This compared with 4.4 million tonnes mined at the Amoanda pit and 14.3 million tonnes at the Damang complex for the six months ended 30 June
2018, comprising 12.4 million tonnes from DPCB and 1.9 million tonnes from the Saddle area.
Head grade mined decreased by 12 per cent from 1.79 grams per tonne to 1.58 grams per tonne due to lower grade ore mined from
Saddle pit. The strip ratio decreased from 12.7 to 5.4 in line with the 2019 operational plan.

Gold Fields 2019 H1 RESULTS

Tonnes processed increased by 7 per cent from 2.16 million tonnes for the six months ended 30 June 2018 to 2.32 million tonnes for the six months ended 30 June 2019 as a result of higher plant overall equipment effectiveness and optimisation work carried out at the crushing circuit. Yield increased by 16 per cent from 1.29 grams per tonne to 1.50 grams per tonne due to higher mined grade material treated from Amoanda pit. For the six months ended 30
June 2019, tonnes milled were sourced as follow: 1.92 million tonnes at 1.66 grams per tonne from the pits, 0.40 million tonnes at
1.78 grams per tonne from stockpiles. This compared with 1.52 million tonnes at 1.75 grams per tonne from the pits, 0.64 million tonnes at 0.63 grams per tonne from stockpiles for the six months ended 30 June 2018. The increase in yield notwithstanding the lower head grade mined is due to the processing of higher grade stockpiles previously mined at Amoanda pit.
Cost of sales before amortisation and depreciation, decreased by 6 per cent from US$63 million to US$59 million due to a gold-in-
process credit to cost of US$7 million for the six months ended 30
June 2019, compared with US$5 million for the six months ended
30 June 2018, as well as lower cost.
Capital expenditure decreased by 32 per cent from US$73 million to US$50 million, with US$45 million spent on capital waste
stripping.
Sustaining capital expenditure decreased by 43 per cent from US$7 million to US$4 million due to the expenditure incurred on the SAG mill shell replacement in the six months ended 30 June 2018. Non-
sustaining capital expenditure decreased by 30 per cent from
US$66 million to US$46 million mainly due to lower capital waste tonnes mined.
All-in sustaining costs decreased by 21 per cent from US$829 per ounce for the six months ended 30 June 2018 to US$652 per ounce for the six months ended 30 June 2019 due to higher gold sold, lower cost of sales before amortisation and depreciation and lower sustaining capital.
All-in costs decreased by 33 per cent from US$1,585 per ounce for the six months ended 30 June 2018 to US$1,061 per ounce for the six months ended 30 June 2019 due to the same reasons above, as well as lower non-sustaining capital expenditure.
At the end of the June 2019 quarter, and 30 months into the
Damang Reinvestment Project (DRP), total material mined
amounted to 103 million tonnes, 19 per cent ahead of the project schedule. Gold produced during the same period was 436,185
ounces, 27 per cent above the DRP ounces of 344,332. The project capital spent to date is US$320 million versus the original DRP budget to date of US$275 million, largely driven by the additional capital waste tonnes mined.
Asanko (Equity accounted Joint Venture)
June
2019
Gold produced 000’oz
122.5
Gold sold 000’oz
119.8
Yield                                                                                   g/t
1.47
AISC – original interpretation US$/oz
1,155
AISC – revised interpretation guidance
(WGC November 2018)
US$/oz
1,155
AIC                                                                            US$/oz
1,235
All figures in table 100 per cent basis
.
Gold production was 122,500 ounces for the six months ended 30
June 2019. The following statistics are also shown for the six months ended 30 June 2019.
Total tonnes mined were 16.9 million tonnes. Ore tonnes mined were 2.6 million tonnes. Head grade mined was 1.48 grams per tonne.
Total waste tonnes mined were 14.3 million tonnes. The strip ratio was 5.6.
The plant throughput was 2.6 million tonnes. Yield was 1.47 grams per tonne.
Cost of sales before amortisation and depreciation was US$94 million.
Total capital expenditure was US$36 million.
Sustaining capital expenditure was US$28 million and included deferred stripping of US$23 million. Non-sustaining capital
expenditure was US$8 million and related to the Esaase business readiness and Tetrem relocation.
Gold Fields’ 45 per cent share of gold produced and gold sold amounted to 55,100 ounces and 53,900 ounces for the six months ended 30 June 2019, respectively. Gold Fields’ share of cost of sales before amortisation and depreciation was US$42 million for the six months ended 30 June 2019. Gold Fields’ share of
sustaining capital expenditure was US$13 million for the six months ended 30 June 2019. Gold Fields’ share in non-sustaining capital expenditure for the six months ended 30 June 2019 was US$3
million.
All-in sustaining costs and total all-in cost of US$1,155 per ounce and US$1,235 per ounce for the six months ended 30 June 2019.
South America region
Peru
Cerro Corona
Six months ended
June
2019
June
2018
Gold produced 000’oz
80.8
60.8
Copper produced tonnes
16,122
14,678
Total equivalent gold produced 000’eq oz
157.1
137.6
Total equivalent gold sold 000’eq oz
156.4
131.7
Yield – gold g/t
0.78
0.59
– copper per cent
0.50
0.46
– combined eq g/t
1.46
1.29
AISC – original interpretation US$/oz
290
197

Gold Fields 2019 H1 RESULTS
AISC US$/eq oz
698
737
AISC – revised interpretation
guidance (WGC November
2018)                                                  US$/oz
264
–
US$/eq oz
684
–
AIC                                                     US$/oz
290
197
AIC US$/eq oz
698
737
Gold price* US$/oz
1,301
1,321
Copper price* US$/t
6,165
6,929
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 33 per cent from 60,800 ounces for the six months ended 30 June 2018 to 80,800 ounces for the six months ended 30 June 2019. Copper production increased by 10 per cent from 14,678 tonnes to 16,122 tonnes. Gold and copper production increased mainly due to mining of higher grade areas in line with the mining sequence. Equivalent gold production
increased by 14 per cent from 137,600 ounces to 157,100 ounces.
Gold head grade increased from 0.85 grams per tonne to 1.18
grams per tonne and copper head grade increased from 0.52 per cent to 0.56 per cent. Gold recoveries decreased from 69.5 per cent to 66.5 per cent. Copper recoveries increased from 87.6 per cent to 89.3 per cent mainly due to higher head grade processed.
As a result of the above, gold yield increased from 0.59 grams per tonne to 0.78 grams per tonne and copper yield increased from 0.46 per cent to 0.50 per cent.
For the six months ended 30 June 2019, concentrate with a payable content of 81,313 ounces of gold was sold at an average price of
US$1,294 per ounce and 15,869 tonnes of copper was sold at an average price of US$5,444 per tonne, net of treatment and refining charges. This compared with 56,567 ounces of gold that was sold at an average price of US$1,310 per ounce and 14,181 tonnes of copper that was sold at an average price of US$6,217 per tonne, net of treatment and refining charges, for the six months ended 30
June 2018. Total equivalent gold sales increased by 19 per cent from 131,700 ounces for the six months ended 30 June 2018 to
156,400 ounces for the six months ended 30 June 2019 mainly due to higher gold sold resulting from higher gold production as explained above.
Total tonnes mined decreased by 2 per cent from 11.09 million tonnes for the six months ended 30 June 2018 to 10.82 million tonnes for the six months ended 30 June 2019 in line with the mine sequencing. Ore mined increased by 12 per cent from 3.29 million tonnes to 3.68 million tonnes. Waste tonnes mined decreased by
8 per cent from 7.80 million tonnes to 7.14 million tonnes mainly due to the new mine sequence resulting from the extension of the life of mine to 2030. The strip ratio decreased from 2.37 to 1.94 as a result of additional ore mined.
Ore processed increased by 1 per cent from 3.33 million tonnes for the six months ended 30 June 2018 to 3.35 million tonnes for the six months ended 30 June 2019 mainly due to higher plant
throughput (820 tonnes per hour for the six months ended 30 June
2019 versus 799 tonnes per hour for the six months ended 30 June
2018) resulting from initiatives implemented in drilling and blasting activities to reduce the impact of ore hardness.
Cost of sales before amortisation and depreciation, increased by 4 per cent from US$78 million for the six months ended 30 June 2018 to US$81 million for the six months ended 30 June 2019. The
higher cost was mainly due to higher workers participation resulting from higher revenues and profit for the six months ended 30 June
2019.
Capital expenditure increased by 60 per cent from US$10 million to
US$16 million mainly due to increased expenditure on the TSF construction as well as the commencement of the infrastructure relocation activities related to the expansion of the life of mine until
2030. This included relocation of roads, mine offices and the explosive storage facility.
All-in sustaining costs and total all-in cost increased by 47 per cent from US$197 per ounce for the six months ended 30 June 2018 to
US$290 per ounce for the six months ended 30 June 2019. This was mainly due to higher capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.
All-in sustaining costs and total all-in costs per equivalent ounce decreased by 5 per cent from US$737 per equivalent ounce to
US$698 per equivalent ounce due to higher equivalent ounces sold, partially offset by higher capital expenditure and higher cost of sales before amortisation and depreciation.
Australia region
St Ives
Six months ended
June
2019
June
2018
Gold produced 000’oz
187.6
189.8
Gold sold 000’oz
183.2
190.2
Yield – underground g/t
3.91
4.16
– surface g/t
1.99
2.61
– combined g/t
2.59
2.82
AISC – original interpretation A$/oz
1,427
988
US$/oz
1,008
763
AISC – revised interpretation
guidance (WGC November
2018)                                                  A$/oz
1,217
–
US$/oz
859
–
AIC                                                    A$/oz
1,427
988
US$/oz
1,008
763
Gold production decreased by 1 per cent from 189,800 ounces for the six months ended 30 June 2018 to 187,600 ounces for the six months ended 30 June 2019.
Total tonnes mined decreased by 39 per cent from 13.3 million tonnes for the six months ended 30 June 2018 to 8.1 million tonnes for the six months ended 30 June 2019 as ore tonnes mined have been brought into line with mill capacity and strip ratios have reduced.
At the underground operations, ore mined increased by 110 per cent from 0.31 million tonnes for the six months ended 30 June
2018 to 0.65 million tonnes for the six months ended 30 June 2019.
At the Invincible underground mine ore production increased from
0.13 million tonnes to 0.48 million tonnes, following steady state production levels reached by mid-2018. Ore production from
Hamlet underground mine decreased from 0.19 million tonnes to
0.04 million tonnes, with the mine reaching the end of its life. The remainder of underground ore was sourced from remnant mining at
Cave Rocks. Total underground grade mined decreased by 11 per cent from 4.53 grams per tonne to 4.05 grams per tonne mainly due to the grade of ore mined from Invincible underground being lower than the grade of ore mined at Hamlet during the six months ended
June 2018.
Operational waste tonnes mined from the underground operations decreased by 22 per cent from 0.23 million tonnes for the six months ended 30 June 2018 to 0.18 million tonnes for the six months ended 30 June 2019. Capital waste tonnes mined
increased by 1,300 per cent from 0.02 million tonnes to 0.28 million tonnes. The decrease in operational waste and increase in capital waste reflect the increased mining activity at Invincible underground mine.

Gold Fields 2019 H1 RESULTS

At the open pit operations, total ore tonnes mined decreased by 33 per cent from 2.56 million tonnes for the six months ended 30 June
2018 to 1.72 million tonnes for the six months ended 30 June 2019.
Ore tonnes mined from Invincible pit decreased by 54 per cent from
1.54 million tonnes to 0.71 million tonnes. Ore tonnes mined from
Neptune pit remained similar at 1.01 million tonnes for the six months ended 30 June 2019. Grade mined decreased by 41 per
cent from 2.90 grams per tonne to 1.70 grams per tonne due to the mining of higher grade areas in the Neptune pit during the six months ended 30 June 2018 and the conclusion of high grade
mining from the Invincible pit during 2018.
Operational waste tonnes mined from the open pit operations
decreased by 55 per cent from 4.25 million tonnes for the six months ended 30 June 2018 to 1.90 million tonnes for the six months ended 30 June 2019. Capital waste tonnes mined
decreased by 43 per cent from 6.0 million tonnes to 3.4 million tonnes. The strip ratio decreased from 4.0 to 3.1. Total open pit material movement decreased by 45 per cent from 12.8 million tonnes for the six months ended 30 June 2018 to 7.0 million tonnes for the six months ended 30 June 2019, with the Invincible pit becoming deeper and subsequently having a smaller area to mine and mining operations at Neptune pit scaled down to reduce ore tonnes mined to mill capacity.
At the consolidated St Ives mine, ounces mined decreased by 37 per cent from 283,500 ounces for the six months ended 30 June
2018 to 177,600 ounces for the six months ended 30 June 2019.
Underground gold mined increased by 84 per cent from 45,600
ounces for the six months ended 30 June 2018 to 84,000 ounces for the six months ended 30 June 2019. Open pit gold mined
decreased by 61 per cent from 237,900 ounces for the six months ended 30 June 2018 to 93,600 ounces for the six months ended 30
June 2019, reflecting reduced ore tonnes mined at lower grades.
By 30 June 2019, Neptune high-grade oxide material stockpiled amounted to 26,300 ounces (663,000 tonnes at 1.23 grams per
tonne), Invincible amounted to 13,500 ounces (191,900 tonnes at
2.91 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). This compared with the 30 June
2018, Neptune high-grade oxide material stockpiled amounted to
77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne),
Invincible amounted to 44,500 ounces (375,000 tonnes at 2.81 grams per tonne) and A5 amounted to 7,900 ounces (174,000
tonnes at 1.46 grams per tonne).
Throughput at the Lefroy mill increased by 8 per cent from 2.09 million tonnes for the six months ended 30 June 2018 to 2.25 million tonnes for the six months ended 30 June 2019. Yield decreased by 8 per cent from 2.82 grams per tonne to 2.59 grams per tonne due to the lower grade ore mined and processed.
Cost of sales before amortisation and depreciation, increased by 70 per cent from A$102 million (US$78 million) for the six months ended 30 June 2018 to A$173 million (US$122 million) for the six months ended 30 June 2019. The higher cost of sales before
amortisation and depreciation was mainly due to increased
underground mining costs associated with the ramp-up of ore
production at Invincible underground of A$16 million (US$11
million) and a gold inventory charge of A$20 million (US$14 million)
for the six months ended 30 June 2019 compared with a gold
inventory credit of A$36 million (US$28 million) for the six months ended 30 June 2018. The net gold-in-process movement was A$56 million (US$42 million). The gold inventory movement reflects the change from a build-up in 2018 to a drawdown of ore stockpiles in
2019.
Capital expenditure decreased by 3 per cent from A$74 million
(US$57 million) for the six months ended 30 June 2018 to A$72 million (US$51 million) for the six months ended 30 June 2019.
All-in cost increased by 44 per cent from A$988 per ounce (US$763 per ounce) for the six months ended 30 June 2018 to A$1,427 per ounce (US$1,008 per ounce) for the six months ended 30 June
2019 mainly due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.
Agnew
Six months ended
June
2019
June
2018
Gold produced 000’oz
113.3
115.4
Gold sold 000’oz
115.4
116.9
Yield g/t
6.02
6.11
AISC – original interpretation A$/oz
1,753
1,393
US$/oz
1,238
1,075
AISC – revised interpretation
guidance (WGC November
2018)                                                    A$/oz
1,337
–
US$/oz
944
–
AIC                                                       A$/oz
1,753
1,393
US$/oz
1,238
1,075
Gold production decreased by 2 per cent from 115,400 ounces for the six months ended 30 June 2018 to 113,300 ounces for the six months ended 30 June 2019.
Ore mined from underground decreased by 4 per cent from 616,600 tonnes for the six months ended 30 June 2018 to 590,700 tonnes for the six months ended 30 June 2019 with reduced production from the New Holland mine. Head grade mined decreased by 1 per cent from 6.26 grams per tonne to 6.21 grams per tonne. In the six months ended 30 June 2019 117,900 ounces were mined and
sourced as follows: 82,500 ounces from Waroonga (328,300
tonnes at 7.8 grams per tonne) and 35,400 ounces from New
Holland (262,400 tonnes at 4.2 grams per tonne). This compared with 124,000 ounces mined and sourced as follows: 87,400 ounces from Waroonga (315,000 tonnes at 8.6 grams per tonne) and
36,600 ounces from New Holland (301,000 tonnes at 3.8 grams per tonne) in the six months ended 30 June 2018.
Operational waste tonnes mined from the underground operations decreased by 17 per cent from 0.12 million tonnes for the six months ended 30 June 2018 to 0.10 million tonnes for the six months ended 30 June 2019. Capital waste tonnes mined
increased by 11 per cent from 0.27 million tonnes to 0.30 million tonnes.
Tonnes processed decreased marginally from 587,800 tonnes for the six months ended 30 June 2018 to 585,600 tonnes for the six months ended 30 June 2019. The combined yield decreased by 1 per cent from 6.11 grams per tonne to 6.02 grams per tonne in line with the decrease in head grade mined for the six months ended 30
June 2019.
Cost of sales before amortisation and depreciation, increased by 5 per cent from A$110 million (US$85 million) for the six months ended 30 June 2018 to A$116 million (US$82 million) for the six months ended 30 June 2019 mainly due to increased mining cost at Waroonga, associated with mining at deeper levels in the mine.
The gold-in-process charge to cost of A$3 million (US$2 million) for the six months ended 30 June 2019 compared with a charge to cost of A$5 million (US$4 million) for the six months ended 30 June
2018.

Gold Fields 2019 H1 RESULTS
Capital expenditure increased by 70 per cent from A$46 million
(US$35 million) for the six months ended 30 June 2018 to A$78 million (US$55 million) for the six months ended 30 June 2019.
Capital expenditure was higher due to A$32 million (US$22 million)
expenditure on a new accommodation village in the six months ended June 2019. In total A$40 million (US$28 million) has been spent on the construction of the village and will result in an annual estimated cost saving of A$10 million (US$7 million). The village will also reduce commuting time for the Agnew workforce by 40 minutes per day.
All-in cost increased by 26 per cent from A$1,393 per ounce
(US$1,075 per ounce) for the six months ended 30 June 2018 to
A$1,753 per ounce (US$1,238 per ounce) for the six months ended
30 June 2019 due to higher cost of sales before amortisation depreciation and higher expenditure on the constructing the Agnew accommodation village.
Granny Smith
Six months ended
June
2019
June
2018
Gold produced 000’oz
134.0
137.2
Gold sold 000’oz
133.9
137.3
Yield g/t
5.10
5.11
AISC – original interpretation A$/oz
1,268
1,219
US$/oz
895
942
AISC – revised interpretation
guidance (WGC November
2018)                                                   A$/oz
1,029
–
US$/oz
727
–
AIC                                                      A$/oz
1,268
1,219
US$/oz
895
942
Gold production decreased by 2 per cent from 137,200 ounces for the six months ended 30 June 2018 to 134,000 ounces for the six months ended 30 June 2019 due to decreased tonnes mined and
processed.
Ore mined from underground decreased by 1 per cent from 832,300 tonnes to 824,000 tonnes. Head grade mined decreased
marginally from 5.47 grams per tonne for the six months ended
June 2018 to 5.45 grams per tonne for the six months ended June
2019. Gold mined decreased by 1 per cent from 146,300 ounces for the six months ended 30 June 2018 to 144,500 ounces for the six months ended 30 June 2019.
Operational waste tonnes mined from the underground operations increased by 100 per cent from 0.03 million tonnes for the six months ended 30 June 2018 to 0.06 million tonnes for the six months ended 30 June 2019. Capital waste tonnes mined
decreased by 14 per cent from 0.28 million tonnes to 0.24 million tonnes.
Tonnes processed decreased by 2 per cent from 835,700 tonnes for the six months ended 30 June 2018 to 818,000 tonnes for the six months ended 30 June 2019 due to the reduction in ore mined and timing of the campaign milling in the respective periods. Yield for the six months ended June 2019 at 5.10 grams per tonne
compared to yield of 5.11 grams per tonne for the six months ended
June 2018.
Cost of sales before amortisation and depreciation, increased by 3 per cent from A$105 million (US$81 million) to A$108 million
(US$76 million) due to increased ore development cost of A$3 million (US$2 million) associated with accessing stopes in the lower levels of the Wallaby mine. Mining cost will remain at a higher level, with increased material being sourced from Z110 and Z120, the deepest parts of the mine. The higher cost is associated with longer haul and travel distances, increased percentage of ground support requirements and increased tonnes of paste backfill. A gold
inventory credit of A$1 million (US$1 million) for the six months ended 30 June 2019 compared with a charge of A$nil million
(US$nil million) for the six months ended 30 June 2018.
Capital expenditure decreased by 15 per cent from A$54 million
(US$42 million) for the six months ended 30 June 2018 to A$46 million (US$33 million) for the six months ended 30 June 2019. The decrease in capital expenditure was primarily due to a reduction in capital development cost of A$4 million (US$3 million) and a reduction in exploration costs of A$2 million (US$2 million).
All-in cost increased by 4 per cent from A$1,219 per ounce
(US$942 per ounce) for the six months ended 30 June 2018 to
A$1,268 per ounce (US$895 per ounce) for the six months ended
30 June 2019 mainly due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.
Gruyere
First gold was poured over the weekend of 29 and 30 June 2019.
The gold was produced from the carbon-in-leach (CIL) and elution circuits.
With the delivery of first gold, the focus then turned to
commissioning of the final components of the process plant,
particularly the gravity gold circuit and ball mill, which were completed in July 2019. During the initial stages of ramp up, lower grade stockpiled ore is being processed to reduce gold losses associated with lower recoveries anticipated as the plant operations are stabilised.
Commencement of the operation of the ball mill marked the start of an anticipated ramp up period of six to seven months. Gruyere is expected to attain commercial production mid way through the ramp up period.
The final forecast capital (FFC) cost estimate remains at A$621 million (level of accuracy range +2 per cent/-2 per cent) as reported by the joint venture partners on 30 July 2018.
In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs.
This translates to approximately A$51 million. Consequently, Gold
Fields’ share of the FFC is A$337 million.
Mining activity has delivered 2.5 million tonnes of ore mined year-to-date and is ahead of plan. Ore delivery comprised 1.3 million tonnes of ore at a grade of 1.04 grams per tonne for
43,000 ounces, and a further 1.2 million tonnes of low grade at
0.61 grams per tonne for 22,000 ounces
(100 per cent basis).
Corporate
New bonds issued – US$1 billion raised
On 9 May 2019 Gold Fields successfully concluded the raising of two new bonds – a US$500 million 5-year bond with a coupon of
5.125 per cent and a US$500 million 10-year bond with a coupon of 6.125 per cent – raising a total of US$1 billion at an average coupon of 5.625 per cent. The final combined book for the bond issues was in excess of US$3 billion, an oversubscription by three times.
The proceeds of the raising were used to repay amounts
outstanding under the US$1,290 million Credit Facilities Agreement and repurchase of a portion of the 2020 bond.

Gold Fields 2019 H1 RESULTS

In conjunction with the issuance, and as part of the use of proceeds,
Gold Fields announced a tender offer for up to US$250 million of the outstanding 4.875 per cent 2020 bonds at a price of 102 per cent.
On 27 May 2019 Gold Fields announced the successful buyback of
US$250 million of the outstanding 2020 notes at 102 per cent of par as compared with a premium of 101.73 per cent of par at the close of business on 24 May 2019.
The remainder of the 2020 notes (US$600 million), due in October
2020, is expected to be repaid from a combination of available cash and bank debt facilities.
US$1,200 million revolving credit facility
On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and
Gold Fields Ghana Holdings (BVI) Limited entered into a US$1,200 million revolving credit facilities agreement, with a syndicate of international banks and financial institutions. The new facilities which became effective on the same day comprise two tranches:
·    US$600 million 3+1+1 (upfront extension option subject to bank consent) year revolving credit facility (RCF) – at a margin of
1.45 per cent over Libor; and
·   US$600 million 5+1+1 (upfront extension option subject to bank consent) year revolving credit facility (RCF) – at a margin of
1.70 per cent over Libor.
Gold Fields was upgraded to Baa3 by Moody’s on 26 June 2018
and the new transaction allowed the Company to align the
documentation to Investment Grade terms and conditions. Gold
Fields has also adopted IFRS 16 and improved its financial
covenants to accommodate the treatment of operating leases as follows:
· Net Debt to EBITDA covenant has moved from 2.5 times to
3.5 times; and
· Consolidated EBITDA to Consolidated Net Finance Charges
  covenant has been reduced from 5 times to 4 times.
The purpose of the new facilities is:
·    to refinance the US$1,290 million credit facilities agreement dated 6 June 2016;
·    to repay the Gold Fields bonds maturing in 2020; and
·    to fund general corporate and working capital requirements of the Gold Fields group.
The successful completion of the new bonds, as well as the
buyback and refinancing of the syndicated bank debt, helps Gold
Fields achieve one of its key financial objectives for 2019 of extending the maturity of its debt profile.
Sale of non-core investments to pay down debt
On 6 June 2019 and in line with its key strategic objective of paying down its debt, Gold Fields sold its shareholdings in two of its non-
core investments, Maverix Metals and Red 5, for combined
proceeds of US$88 million. Both positions were sold at a significant premium to the look-through acquisition costs.

Gold Fields completed the sale of its 19.9 per cent shareholding in
Toronto-listed gold and royalty streaming company Maverix. The sale of the shares – processed through a series of private market transactions over the past four weeks – raised C$91.4 million
(US$67 million).
Gold Fields retains 4.125 million Maverix warrants, equivalent to a
3.68 per cent interest in the company on a partially-diluted basis.
Gold Fields sold the bulk of its royalty portfolio to Maverix in
December 2016 in return for the 19.9 per cent shareholding.
In April 2019, Gold Fields sold its 247 million shares in ASX-listed mining company Red 5 – equivalent to 19.9 per cent of its total shareholding – at A$0.12 per share for a total consideration of
A$29.6 million (US$21 million). Gold Fields had acquired the stake at A$0.05 per share in October 2017 when it sold its Darlot gold mine in Western Australia to Red 5.
Agnew mine to be powered by renewables in industry-
leading project
On 19 June 2019 Gold Fields’ Agnew gold mine in Western
Australia became one of Australia’s first mining operations to be predominantly powered by renewable and low-carbon energy.
Gold Fields and global energy group EDL announced an A$112
million investment in a world-leading energy microgrid combining wind, solar, gas and battery storage. The microgrid will be owned and operated by EDL, which will recoup its investment via a 10-year electricity supply agreement with Agnew.
The project, has the backing of the Australian Government with the
Australian Renewable Energy Agency (ARENA) contributing a
recoupable A$13.5 million to its construction, which will be recouped over a period of 15 years once the assets are amortised in full.
The Agnew microgrid is initially forecast to provide 55 – 60 per cent of the mine’s energy needs, with potential to meet almost all energy requirements at certain times. The Agnew microgrid will consist of:
·    Five wind turbines which will deliver 18MW of power;
·    A 10,000-panel solar farm contributing 4MW;
·    A 4MWh battery energy storage system (BESS); and
·    A 16MW gas engine power station to underpin supply when
required.
The hybrid microgrid at Agnew follows the announcement of a
microgrid at Gold Fields’ Granny Smith mine, featuring 20,000 solar panels and a 1MWh battery system planned for completion in the
December quarter 2019.
Cash dividend
In line with the Company’s dividend policy to pay out a dividend of between 25 and 35 per cent of its profit, the Board has approved and declared an interim dividend number 90 of 60 SA cents per ordinary share (gross) in respect of the six months ended 30 June
2019. This translates to 28 per cent of normalised profit. The interim dividend will be subject to the Dividend Withholding Tax of
20 per cent. In accordance with paragraphs 11.17(a) (i) and
11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:
·    The dividend has been declared out of income reserves;
·    The gross local dividend amount is 60 SA cents per ordinary share for shareholders exempt from dividends tax;
·    The Dividend Withholding Tax of 20 per cent (twenty per
centum) will be applicable to this dividend;
·    The net local dividend amount is 48 SA cents per ordinary
share for shareholders liable to pay the dividends tax;
·    Gold Fields currently has 828,632,707 ordinary shares in issue;
and;
·    Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
·    Interim dividend number 90: 60 SA cents per share
·    Last date to trade cum-dividend: Tuesday, 3 September 2019
·    Sterling and US dollar conversion date: Wednesday,
4 September 2019
·    Shares commence trading ex-dividend: Wednesday,
4 September 2019
·    Record date: Friday, 6 September 2019
·    Payment of dividend: Monday, 9 September 2019

Gold Fields 2019 H1 RESULTS
Share certificates may not be dematerialised or rematerialised between: Wednesday, 4 September 2019 and: Friday,
6 September 2019, both dates inclusive.
Mining charter
Engagements between the Department of Mineral Resources and
Energy (DMRE) and the Minerals Council South Africa in respect of
Mining Charter III are continuing. The Minerals Council has sought a resolution to a number of provisions in Mining Charter III that the industry cannot support since it was gazetted in September 2018.
While some talks had been held with the DMRE, these were not finalised at the time the statutory 180-day deadline. As a result, the
Minerals Council lodged an application for a review of certain elements of Mining Charter III.
The focus of the review application is on the failure to recognise the continuing consequences of previous transactions in respect of renewals and transfers of rights, and for the DMRE to explain the targets set for local content in terms of the procurement element.
The High Court is expected to hear the application later this year.
Outlook for 2019
Attributable equivalent gold production for the Group for 2019 is expected to be between 2.13 million ounces and 2.18 million
ounces. AISC (based on the original WGC interpretation) is
expected to be between US$980 per ounce and US$995 per ounce.
AIC is planned to be between US$1,075 per ounce and US$1,095 per ounce.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 6.

Gold Fields 2019 H1 RESULTS

Basis of preparation
The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting
Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting
Standards Council and the requirements of the Companies Act of
South Africa.
The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial
Reporting Standards and are consistent with those applied in the previous annual financial statements except for the adoption of
IFRS 16 Leases (IFRS 16).
Changes in significant accounting policies
The Group applied IFRS 16 initially on 1 January 2019, using the modified retrospective approach. The Group recognised lease
liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the lessee’s incremental borrowing rate as of 1 January 2019. This resulted in an additional lease liability of US$210 million. The Group elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 January 2019; and the Group applied the following practical expedients for IFRS 16:
·   Leases for which the underlying asset is of low value; and
·   Short term leases.
For leases previously classified as finance leases the entity recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application.
The key judgements applied by the Group in applying IFRS 16, included the following:
·   Assessing whether an arrangement contains a lease;
·   Determining the discount rate; and
·   Determining the non-lease components of an
arrangement that will be separated.
The Group recognised right-of-use assets and lease liabilities for its operating leases for the following material contracts:
·   Power Purchase Agreements (PPAs);
·   Rental of gas pipelines;
·   Ore haulage and site services;
·   Transportation contracts
·   Mining equipment hire; and
·   Property rentals.
The adoption of IFRS 16 affected all segments in the Group.
US$’m
Operating lease commitments
657.4
Reconciled as follows:
Non-lease elements
1
(356.8)
Discounting
(91.0)
Lease liability
209.6
1
The operating lease commitments consist mainly of power purchase agreements entered into at Tarkwa, Damang, Granny Smith and Gruyere. Included in these amounts are payments for non-lease elements of the arrangement.
Silicosis and tuberculosis class and individual actions
As previously reported, the Gold Working Group (comprising African
Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold
Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”)
concluded a settlement agreement (the “Settlement Agreement”)
with the attorneys representing claimants in the silicosis and tuberculosis class action litigation on 3 May 2018. The Settlement
Agreement provides meaningful compensation to eligible workers suffering from silicosis and/or tuberculosis who worked in the GWG
Parties’ mines from 12 March 1965 to the effective date of the
Settlement Agreement.
On 26 July 2019, a full bench of the High Court of South Africa
(Gauteng Local Division, Johannesburg) (the “Court”) approved the settlement of the silicosis and tuberculosis class action by sanctioning the Settlement Agreement and making it an order of court.
One further step that needs to be taken before the commencement of the operations of the Trust which will administer claims and payments to eligible claimants, is that class members need to be given the opportunity to opt out of the settlement. This is because the agreement acknowledges that no individual can be forced to forego his or her right to pursue litigation should he or she so choose.
Once the opt out period is over and the Settlement Agreement becomes effective, the Tshiamiso Trust will then commence and the real work of implementing the settlement agreement will begin. This will include the Trust tracking and tracing class members,
processing all submitted claims, including the undertaking of benefit medical examinations and the payment of benefits to eligible claimants.
Benefits provided for in the agreement and other details can be found at https://www.silicosissettlement.co.za/about.
Provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 30 June 2019, the provision for Gold
Fields’ share of the settlement of the class action claims and related costs amounts to US$27 million (R384 million). The nominal value of this provision is US$35 million (R507 million).
This provision compares to the initial amount raised in June 2017 of
US$30 million (R390 million). The decrease is due to a change in the timing of expected cash flows.
The ultimate outcome of this matter remains uncertain, with a possible failure to fulfil all the suspensive conditions. The provision is consequently subject to adjustment in the future.

Gold Fields 2019 H1 RESULTS
Segment reporting
The net profit/(loss) (excluding Asanko) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:
2019
US$’m
Net profit
78.7
– Operating segments
187.6
– Corporate and projects
(108.9)
2018
US$’m
Net loss
(369.2)
– Operating segments
(68.6)
– Corporate and projects
(300.6)
Nick Holland
Chief Executive Officer
15 August 2019

Gold Fields 2019 H1 RESULTS
The financial statements are presented on a condensed consolidated basis
INCOME STATEMENT
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2019
June
2018
Revenue
1,378.5
1,350.7
Cost of sales
(986.4)
(1,034.8)
Cost of sales before amortisation and depreciation
(694.5)
(687.9)
– Cost of sales before gold inventory change and amortisation and depreciation
(700.1)
(703.0)
– Gold inventory change
5.6
15.1
– Amortisation and depreciation
(291.9)
(346.9)
Interest expense, net
(30.9)
(33.2)
Share of results of equity accounted investees, net of taxation
(0.5)
(6.0)
(Loss)/gain on foreign exchange
(0.1)
2.8
(Loss)/gain on financial instruments
(109.4)
23.9
Share-based payments
(11.2)
(20.3)
Long-term incentive plan
(5.8)
(1.3)
Other costs, net
(35.9)
(29.6)
Exploration expenses
(43.5)
(56.1)
Profit before royalties, taxation and non-recurring items
154.8
196.1
Non-recurring items
19.0
(661.2)
Profit/(loss) before royalties and taxation
173.8
(465.1)
Royalties
(33.6)
(33.3)
Profit/(loss) before taxation
140.2
(498.4)
Mining and income taxation
(61.5)
129.2
– Normal taxation
(82.9)
(73.9)
– Deferred taxation
21.4
203.1
Profit/(loss) for the period
78.7
(369.2)
Attributable to:
– Owners of the parent
70.5
(366.6)
– Non-controlling interest
8.2
(2.6)
Non-recurring items:
Profit on disposal of Maverix
14.6
–
Profit/(loss) on disposal of assets
0.1
(53.1)
Restructuring costs
(0.3)
(100.3)
Reversal of FSE impairment
9.6
–
Loss on buy-back of bond
(5.0)
–
Silicosis provision adjusted
–
3.0
Impairment of South Deep
–
(481.5)
Impairment of investments and assets
–
(20.0)
Loss on disposal of inventory
–
(8.9)
Other
–
(0.4)
Total non-recurring items
19.0
(661.2)
Taxation on items above
0.1
166.6
Non-recurring items after tax
19.1
(494.6)
Profit/(loss) attributable to owners of the parent
70.5
(366.6)
Profit/(loss) per share (cents) attributable to owners of the parent
9
(45)
Diluted profit/(loss) per share (cents) attributable to owners of the parent
8
(44)
Headline earnings attributable to owners of the parent
39.9
66.7
Headline earnings per share (cents) attributable to owners of the parent
5
8
Diluted headline earnings per share (cents) attributable to owners of the parent
5
8
Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest
126.2
42.8
Profit per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents)
15
5
US dollar/South African rand conversion rate
14.22
12.25
US dollar/Australian dollar conversion rate
0.71
0.77
Gold equivalent sold – managed eq oz (000)
1,062
1,034
Gold equivalent price received US$/eq oz
1,298
1,306
Figures may not add as they are rounded independently.
The consolidated financial statements for the six months ended 30 June 2019 have been prepared by the corporate accounting staff of Gold Fields Limited headed by
Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

Gold Fields 2019 H1 RESULTS
STATEMENT OF COMPREHENSIVE INCOME
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2019
June
2018
Profit/(loss) for the period
78.7
(369.2)
Other comprehensive income, net of tax
39.7
(158.9)
Equity investments at FVOCI – net change in fair value *
31.1
8.8
Taxation on above item *
(8.2)
(1.5)
Foreign currency translation adjustments
#
16.8
(166.2)
Total comprehensive income for the period
118.4
(528.1)
Attributable to:
– Owners of the parent
110.2
(525.5)
– Non-controlling interest
8.2
(2.6)
118.4
(528.1)
* Items that will not be reclassified to profit or loss.
#
Item can be subsequently reclassified to profit or loss.
STATEMENT OF FINANCIAL POSITION
United States Dollars
Figures in millions unless otherwise stated
June
2019
December
2018
Non-current assets
5,480.4
5,183.2
Property, plant and equipment
4,569.7
4,259.2
Other non-current assets
200.4
194.1
Equity accounted investees
186.9
225.1
Investments
252.6
235.3
Deferred taxation
270.8
269.5
Current assets
1,035.4
921.1
Other current assets
500.6
521.4
Cash and cash equivalents
534.8
399.7
Total assets
6,515.8
6,104.3
Total equity
2,825.0
2,706.9
Non-current liabilities
3,045.9
2,781.9
Deferred taxation
433.1
454.9
Borrowings
2,033.0
1,925.3
Environmental rehabilitation provisions
287.5
289.6
Lease liabilities
253.8
80.1
Long-term incentive plan
7.9
2.1
Other long-term provisions
30.6
29.9
Current liabilities
644.9
615.5
Other current liabilities
602.9
520.7
Current portion of borrowings
–
86.3
Current portion of lease liabilities
42.0
8.5
Total equity and liabilities
6,515.8
6,104.3
US dollar/South African rand conversion rate
14.33
14.63
US dollar/Australian dollar conversion rate
0.69
0.70
Net debt (borrowings net of cash and cash equivalents)
1,498.2
1,611.9
Net debt (borrowings and lease liabilities net of cash and cash equivalents)
1,794.0
–

Gold Fields 2019 H1 RESULTS

STATEMENT OF CHANGES IN EQUITY
United States Dollars
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance at 31 December 2018
3,622.5
(2,110.3)
1,073.9
120.8
2,706.9
Total comprehensive income – 39.7 70.5 8.2
118.4
Profit for the period – – 70.5 8.2
78.7
Other comprehensive income – 39.7 – –
39.7
Dividends declared – – (11.5) –
(11.5)
Share-based payments – 11.2 – –
11.2
Balance as at 30 June 2019
3,622.5
(2,059.4)
1,132.9
129.0
2,825.0
United States Dollars
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance at 31 December 2017
3,622.5
(1,817.8)
1,471.1
127.2
3,403.0
Adjustment on initial application of IFRS I5 (net of tax) – – (3.5) –
(3.5)
Adjusted balance at 1 January 2018
3,622.5
(1,817.8)
1,467.6
127.2
3,399.5
Total comprehensive income – (158.9) (366.6) (2.6)
(528.1)
Loss for the period – – (366.6) (2.6)
(369.2)
Other comprehensive income – (158.9) – –
(158.9)
Dividends declared – – (34.7) –
(34.7)
Share-based payments – 20.3 – –
20.3
Balance as at 30 June 2018
3,622.5
(1,956.4)
1,066.3
124.6
2,857.0
DEBT MATURITY LADDER
United States Dollars
Figures in millions unless otherwise stated
31 Dec
2019
31 Dec
2020
31 Dec
2021
31 Dec
2023
31 Dec
2024
31 Dec
2029
Total
Uncommitted loan facilities
Rand million
1,650.0 – – – – –
1,650.0
US dollar million
– – – – – –
–
Rand debt translated to dollar
115.1 – – – – –
115.1
Total (US$’m)
115.1
–
–
–
–
–
115.1
Committed loan facilities
US dollar million
– 898.4 1,010.0 – 496.0 496.0
2,900.4
Rand million
– 1,000.0 – 1,500.0 – –
2,500.0
A$ million
– – 500.0 – – –
500.0
Rand debt translated to dollar
– 69.8 – 104.7 – –
174.5
A$ debt translated to dollar
– – 346.5 – – –
346.5
Total (US$’m)
–
968.2
1,356.5
104.7
496.0
496.0
3,421.4
Total (US$’m) – Uncommitted and committed
loan facilities
115.1
968.2
1,356.5
104.7
496.0
496.0
3,536.5
Utilisation – Uncommitted loan facilities
Rand million
– – – – – –
–
US dollar million
– – – – – –
–
Rand debt translated to dollar
– – – – – –
–
Total (US$’m)
– – – – – –
–
Utilisation – Committed loan facilities
(including
US$
bond)
US dollar million
– 684.2 45.0 – 496.0 496.0
1,721.2
Rand million
– – – – – –
–
A$ million
– – 450.0 – – –
450.0
Rand debt translated to dollar
– – – – – –
–
A$ debt translated to dollar
– – 311.8 – – –
311.8
Total (US$’m)
– 684.2 356.8 – 496.0
496.0
2,033.0
Total (US$’m) – Utilisation – Uncommitted
and committed loan facilities
–
684.2
356.8
–
496.0
496.0
2,033.0
Exchange rate: US$1 = R14.33 and US$1 = A$0.69 being the closing rates at 30 June 2019.

Gold Fields 2019 H1 RESULTS
STATEMENT OF CASH FLOWS
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2019
June
2018
Cash flows from operating activities
425.7
262.9
Profit before royalties, tax and non-recurring items
154.8
196.1
Non-recurring items
19.0
(661.2)
Amortisation and depreciation
291.9
346.9
Other non-cash items
#
85.7
563.5
South Deep BEE dividend
(1.4)
(1.7)
Payment of long-term incentive plan
–
(17.8)
Change in working capital
(25.2)
5.9
Royalties and taxation paid
(99.1)
(168.8)
Dividends paid
(11.5)
(34.7)
Owners of the parent
(11.5)
(34.7)
Cash flows from investing activities
(277.4)
(319.6)
Capital expenditure – additions
(356.3)
(410.8)
Proceeds on disposal of property, plant and equipment
0.9
76.6
Purchase of investments
(6.0)
(17.6)
Proceeds on disposal of Maverix
66.8
–
Proceeds on disposal of assets held for sale
–
40.0
Proceeds on disposal of investments
20.9
–
Contributions to environmental trust funds
(3.7)
(7.8)
Cash flows from financing activities
0.3
115.1
Loans received
1,520.7
358.1
Loans repaid
(1,503.2)
(243.0)
Payment of lease liabilities
(17.2)
–
Net cash inflow
137.1
23.7
Translation adjustment
(2.0)
(4.6)
Cash and cash equivalent at beginning of the period
399.7
479.0
Cash and cash equivalent at end of the period
534.8
498.1
Cash flow from operating activities less net capital expenditure and environmental payments and lease payments
49.4
(79.1)
#
Other non-cash items for six months ended June 2018 include impairment of South Deep (US$481.5 million) and impairment of investments and assets (US$20.0 million).
RECONCILIATION OF HEADLINE EARNINGS
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2019
June
2018
Net profit/(loss)
70.5
(366.6)
(Profit)/loss on disposal of assets
(0.1)
53.1
Taxation effect on disposal of assets
–
(12.1)
Non-controlling effect on disposal of assets
–
(2.6)
Profit on disposal of Maverix
(33.8)
–
Impairment of South Deep
–
481.5
Reversal of FSE impairment
(9.6)
–
Impairment of investments and assets and other non-recurring items
18.5
43.3
Taxation on impairment of assets and other non-recurring items
(5.6)
(129.9)
Headline earnings
39.9
66.7
Headline earnings per share – cents
5
8
Based on headline earnings as given above divided by 826,085,128 (June 2018 – 820,614,217) being the weighted average number of ordinary shares in issue.

Gold Fields 2019 H1 RESULTS

HEDGING/DERIVATIVES
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
·
to protect cash flows at times of significant expenditure;
·
for specific debt servicing requirements; and
·
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period
June 2017 to December 2019 based on 50 per cent of usage over the specified period. The average swap price is US$457 per metric tonne (equivalent to
US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.8 per barrel.
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to
December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.
At the reporting date, the mark to market value on the hedge was positive US$3 million with a realised gain of US$3 million for the six months ended 30 June
2019.
Ghana – Gold hedge
In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December
2020 using cash settled zero-cost collars (175,000 ounces) and average rate forwards (100,000 ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.
At the reporting date, the mark to market value on the hedge was negative US$8 million.
Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December
2020 using cash settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.
Australia – Oil hedge
In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019 based on 50 per cent of usage over the specified period. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.9 per barrel.
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period
January 2020 to December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.
At the reporting date, the mark to market value on the hedge was positive A$4 million (US$3 million) with a realised gain of A$2 million (US$2 million) for the six months ended 30 June 2019.
Australia – Gold hedge
In December 2018, a total of 456,000 ounces of the expected production for the Australian region was hedged for the period January 2019 to December 2019 using cash settled zero cost collars (173,000 ounces) and average rate forwards (283,000 ounces). The average strike prices are A$1,751 per ounce on the floor and A$1,800 per ounce on the cap. The average strike on the forwards is A$1,751 per ounce.
In January 2019, a total of 456,000 ounces of the expected production for the Australian region was hedged for the period January 2019 to December 2019 using cash settled zero cost collars. The average strike prices are A$1,800 per ounce on the floor and A$1,869 per ounce on the cap.
In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December
2020 using cash settled zero cost collars (270,000 ounces) and average rate forwards (210,000 ounces). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.
At the reporting date, the mark to market value on the hedges was negative A$141 million (US$98 million) with a realised loss of A$14 million (US$10 million)
for the six months ended 30 June 2019.
Australia – Foreign exchange hedge
In May 2018, AUD/USD average rate forwards were entered into for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of 0.7517.
In June 2018, further hedges were taken out for a total notional US$60 million for the same period as above (January 2019 to December 2019) at an average strike of 0.7330.
In September 2018, further hedges were taken out for a total notional US$100 million for the same period as above (January 2019 to December 2019) at an average strike of 0.7182.
In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike of 0.7075.
In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike of 0.715.
At the reporting date, the mark to market value on the hedge was negative A$13 million (US$9 million) with a realised loss of A$7 million (US$5 million) for the six months ended 30 June 2019.
South Africa – Gold hedge
Between October 2018 and January 2019 cash settled average rate forwards were entered into for a total of 112,613 ounces for the period June 2019 to
December 2019 at an average strike rate of R617,000 per kilogram.
In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (100,000 ounces) and average rate forwards (100,000 ounces). The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.
At the reporting date, the mark to market value on the hedge was negative R161 million (US$11 million) with a R5 million (US$nil million) realised gain for the six months ended 30 June 2019.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.
#
Asian swop is an option where the payoff is determined by the average monthly gold price over the option period.
All these derivative financial instruments are measured at fair value using available market contract values for each trading date’s settlement volume (Level 2).

Gold Fields 2019 H1 RESULTS
SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars
Figures in millions
unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang
Asanko*
45%
Cerro
Corona
Operating Results
Six months to June 2019
17,915
16,746
540
10,372
6,886
2,317
1,169
3,348
Ore milled/treated ^ Six months to Dec 2018 17,424 16,480 520 9,900 6,907 2,049 944 3,314
(000 tonnes) Six months to June 2018 16,686 16,686 800 9,040 6,884 2,156 – 3,330
Yield ^
Six months to June 2019
1.9
2.0
5.3
1.3
1.2
1.5
1.5
1.5
(grams per tonne) Six months to Dec 2018 1.9 1.9 3.6 1.2 1.2 1.4 1.5 1.7
Six months to June 2018 1.9 1.9 3.8 1.2 1.2 1.3 – 1.3
Gold produced
Six months to June 2019
1,121.5
1,066.3
91.7
437.8
270.9
111.8
55.1
157.1
(000 managed equivalent ounces) Six months to Dec 2018 1,077.4 1,032.8 60.6 396.3 260.5 91.3 44.5 176.5
Six months to June 2018 1,030.4 1,030.4 96.5 353.9 264.4 89.5 – 137.6
Gold sold
Six months to June 2019
1,115.7
1,061.8
90.1
436.6
270.9
111.8
53.9
156.4
(000 managed equivalent ounces) Six months to Dec 2018 1,070.5 1,024.6 63.6 397.7 260.5 91.3 45.9 167.4
Six months to June 2018 1,034.0 1,034.0 104.2 353.9 264.4 89.5 – 131.7
Gold price received
Six months to June 2019
1,297
1,298
1,314
1,300
1,304
1,303
1,275
1,268
(dollar per equivalent ounce) Six months to Dec 2018 1,198 1,198 1,148 1,218 1,222 1,219 1,196
1,131
Six months to June 2018 1,306 1,306 1,316 1,318 1,318 1,315
– 1,228
Cost of sales before gold inventory
Six months to June 2019
41
42
219
27
25
28
36
24
change and amortisation and Six months to Dec 2018 42 42 214 28 23 37 44 25 depreciation (dollar per tonne) Six months to June 2018 42 42 188 23 20 32 – 23
All-in-sustaining costs
Six months to June 2019
960
949
1,529
892
940
652
1,155
290
(dollar per ounce) original Six months to Dec 2018 987 983 2,239 927 948 796 1,069 340 interpretation Six months to June 2018 954 954 1,699 924 954 829 – 197
All-in-sustaining costs
Six months to June 2019
877
862
1,529
892
940
652
1,155
264
(dollar per ounce) revised
interpretation
Total all-in-cost
Six months to June 2019
1,070
#
1,061
#
1,529
1,007
940
1,061
1,235
290
(dollar per ounce) Six months to Dec 2018 1,126
#
1,123
#
2,335 1,084 948 1,428 1,175 340
Six months to June 2018 1,106
#
1,106
#
1,816 1,114 954 1,585 – 197
Financial Results ($ millions)
Revenue
Six months to June 2019
1,447.4
1,378.7
118.4
567.7
353.4
145.6
68.7
198.3
Six months to Dec 2018 1,282.0 1,227.1 73.0 484.5 318.3 111.3 54.9 189.4
Six months to June 2018 1,350.7 1,350.7 137.1 466.3 348.6 117.7 – 161.6
Cost of sales before
Six months to June 2019
(736.9)
(694.8)
(117.4)
(258.1)
(157.2)
(58.8)
(42.1)
(81.1)
amortisation and depreciation Six months to Dec 2018 (724.5) (687.1) (118.1) (257.7) (158.6) (61.7) (37.4)
(77.2)
Six months to June 2018 (688.1) (688.1) (153.6) (212.9) (150.2) (62.7)
– (77.6)
Cost of sales before gold inventory
Six months to June 2019
(743.0)
(700.3)
(118.5)
(278.4)
(170.3)
(65.5)
(42.6)
(81.2)
change and amortisation and Six months to Dec 2018 (729.8) (688.2) (111.3) (276.9) (159.8) (75.5) (41.6) (82.9)
depreciation Six months to June 2018 (703.2) (703.2) (150.7) (206.9) (138.9) (68.0) – (77.4)
– Gold inventory change
Six months to June 2019
6.1
5.6
1.2
20.3
13.1
6.8
0.5
–
Six months to Dec 2018 5.3
1.1 (6.7)
19.3 1.2 13.8 4.2
5.6
Six months to June 2018 15.1 15.1
(2.9)
(6.1) (11.3) 5.3
– (0.1)
Amortisation of mining assets
Six months to June 2019
(305.0)
(287.0)
(16.8)
(138.6)
(90.7)
(29.8)
(18.1)
(46.0)
Six months to Dec 2018 (335.4) (319.8) (21.0) (153.4) (83.2) (54.7) (15.5)
(48.7)
Six months to June 2018 (344.9) (344.9) (27.9) (130.3) (85.1) (45.2) – (33.1)
Other expenses
Six months to June 2019
(97.9)
(93.5)
(17.3)
(31.6)
(16.6)
(10.6)
(4.4)
(10.8)
Six months to Dec 2018 (26.4) (26.1) (9.1) (4.0) (0.1) (3.5) (0.3)
(4.6)
Six months to June 2018 (36.5) (36.5) (10.4) 5.4 5.8 (0.4) – (3.8)
Profit/(loss) before royalties
Six months to June 2019
307.5
303.4
(33.1)
139.4
88.9
46.4
4.1
60.4
and taxation
Six months to Dec 2018 195.9 194.3
(75.2)
69.5 76.4 (8.6)
1.7 58.7
Six months to June 2018 281.1 281.1
(54.8)
128.4 119.0 9.4
– 47.3
Royalties, mining and
Six months to June 2019
(119.9)
(115.6)
9.0
(60.1)
(37.2)
(18.5)
(4.3)
(16.1)
income taxation Six months to Dec 2018 (83.7) (81.0) 12.0 (5.3) (13.5) 10.9 (2.8)
(36.6)
Six months to June 2018 53.2 53.2 149.8 (12.1) (6.0) (6.1) – (24.9)
– Normal taxation
Six months to June 2019
(51.4)
(51.4)
–
(27.5)
(27.5)
–
–
(27.6)
Six months to Dec 2018 (133.1) (133.1)
–
(15.3) (15.3) – – (28.3)
Six months to June 2018 (28.3) (28.3)
–
(4.3) (4.3) – – (23.8)
– Royalties
Six months to June 2019
(37.1)
(33.6)
(0.6)
(19.7)
(11.5)
(4.7)
(3.5)
(2.7)
Six months to Dec 2018 (32.0) (29.2) (0.4) (15.7) (9.6) (3.3) (2.8)
(2.5)
Six months to June 2018 (33.3) (33.3) (0.6) (15.6) (11.6) (4.0) – (2.6)
– Deferred taxation
Six months to June 2019
(31.4)
(30.5)
9.6
(12.9)
1.7
(13.8)
(0.8)
14.2
Six months to Dec 2018 81.4 81.4 12.3 25.7 11.5 14.2
– (5.9)
Six months to June 2018 114.8 114.8 150.4 7.8 9.9 (2.1)
– 1.6
Profit/(loss) before non-
Six months to June 2019
187.6
187.8
(24.1)
79.4
51.7
27.9
(0.2)
44.3
recurring items
Six months to Dec 2018 112.1 113.1 (63.3) 64.2 62.9 2.3 (1.1) 22.1
Six months to June 2018 334.3 334.3 95.0 116.4 113.0 3.3 – 22.4
Non-recurring items
Six months to June 2019
(0.2)
(0.2)
(0.1)
0.1
0.1
–
–
–
Six months to Dec 2018 (4.9) (4.9) 3.3 (6.7) (7.4) 0.7
– (2.0)
Six months to June 2018 (402.9) (402.9) (259.8) (143.0) (128.4) (14.6)
– –
Net profit/(loss)
Six months to June 2019
187.4
187.6
(24.2)
79.5
51.8
27.9
(0.2)
44.3
Six months to Dec 2018 107.3 108.2 (59.9) 57.5 55.5 2.9 (1.1) 20.2
Six months to June 2018 (68.6) (68.6)
(164.8)
(26.6) (15.4) (11.2)
– 22.4
Capital expenditure
Six months to June 2019
(370.8)
#
(354.8)
#
(17.6)
(134.1)
(68.3)
(49.7)
(16.0)
(16.4)
Six months to Dec 2018 (414.7)
#
(401.9)
#
(27.4) (151.1) (72.5) (65.8) (12.8) (23.3)
Six months to June 2018 (397.4)
#
(397.4)
#
(30.9) (156.3) (83.6) (72.7) – (9.9)
The average US dollar/Rand exchange rates for the six months were US$1 = R14.22 for June 2019 and US$1 = R12.25 for June 2018.
The average Australian/US dollar exchange rates for the six months were A$1 = US$0.71 for June 2019 and A$1 = US$0.77 for June 2018.
Figures may not add as they are rounded independently.
* Equity accounted Joint Venture comparatives for the six months to December 2018 represent only five months since acquisition.
#
Includes non-sustaining capital expenditure for Gruyere mine project of US$64.9 million (A$91.9 million) for June 2019, US$68.2 million (A$94.1 million) for December 2018 and US$66.2 million (A$85.7 million) for June 2018, respectively.
^ Excludes Gruyere physicals.

Gold Fields 2019 H1 RESULTS

SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars
Australian Dollars
South
African Rand
Figures in millions
unless otherwise stated
Australia
Region
Australia
Region
1
South Africa
Region
2
Continuing
Continuing
Total
St Ives
Agnew
Granny
Smith
Total
St Ives
Agnew
Granny
Smith
South
Deep
Operating Results
Ore milled/treated (000 tonnes) ^
Six months to June 2019
3,655
2,251
586
818
3,655
2,251
586
818
540
Six months to Dec 2018
3,690
2,158
590
942
3,690
2,158
590
942
548
Six months to June 2018
3,517
2,093
588
836
3,517
2,093
588
836
800
Yield (grams per tonne) ^
Six months to June 2019
3.6
2.6
6.0
5.1
3.6
2.6
6.0
5.1
5.3
Six months to Dec 2018
3.7
2.6
6.5
4.7
3.7
2.6
6.5
4.7
3.6
Six months to June 2018
3.9
2.8
6.1
5.1
3.9
2.8
6.1
5.1
3.8
Gold produced (000 managed
Six months to June 2019
434.9
187.6
113.3
134.0
434.9
187.6
113.3
134.0
2,851
equivalent ounces)
Six months to Dec 2018
444.0
177.1
123.7
143.2
444.0
177.1
123.7
143.2
1,882
Six months to June 2018
442.4
189.8
115.4
137.2
442.4
189.8
115.4
137.2
3,003
Gold sold (000 managed
Six months to June 2019
432.5
183.2
115.4
133.9
432.5
183.2
115.4
133.9
2,804
equivalent ounces)
Six months to Dec 2018
441.6
176.8
121.6
143.2
441.6
176.8
121.6
143.2
1,980
Six months to June 2018
444.3
190.2
116.9
137.3
444.3
190.2
116.9
137.3
3,240
Gold price received (dollar per
Six months to June 2019
1,302
1,299
1,304
1,303
1,843
1,840
1,846
1,845
600,601
equivalent ounce)
Six months to Dec 2018
1,212
1,210
1,211
1,214
1,681
1,683
1,677
1,681
552,020
Six months to June 2018
1,318
1,318
1,316
1,320
1,707
1,707
1,704
1,709
518,504
Cost of sales before gold inventory
Six months to June 2019
71
48
136
94
101
68
192
133
3,119
change and amortisation and
Six months to Dec 2018
70
44
133
91
97
61
184
129
2,943
depreciation (dollar per tonne)
Six months to June 2018
76
51
138
97
99
66
179
125
2,308
All-in sustaining costs
Six months to June 2019
1,035
1,008
1,238
895
1,465
1,427
1,753
1,268
698,982
(dollar per ounce) original
Six months to Dec 2018
986
1,052
979
910
1,369
1,461
1,360
1,264
1,080,999
interpretation
Six months to June 2018
900
763
1,075
942
1,166
988
1,393
1,219
669,306
All-in sustaining costs
Six months to June 2019
841
859
944
727
1,191
1,217
1,337
1,029
698,982
(dollar per ounce) revised
interpretation
Total all-in-cost
Six months to June 2019
1,185
#
1,008
1,238
895
1,677
#
1,427
1,753
1,268
698,982
(dollar per ounce)
Six months to Dec 2018
1,140
#
1,052
979
910
1,571
#
1,461
1,360
1,264
1,034,155
Six months to June 2018
1,050
#
763
1,075
942
1,360
#
988
1,393
1,219
715,373
Financial Results ($ millions)
Revenue
Six months to June 2019
562.9
238.0
150.5
174.5
797.0
337.0
213.1
247.0
1,683.9
Six months to Dec 2018
535.1
214.0
147.3
173.8
742.1
297.5
203.9
240.7
1,093.0
Six months to June 2018
585.7
250.7
153.8
181.2
758.4
324.6
199.2
234.6
1,679.9
Cost of sales before
Six months to June 2019
(280.3)
(122.4)
(81.6)
(76.3)
(396.9)
(173.3)
(115.5)
(108.1)
(1,668.8)
amortisation
Six months to Dec 2018
(271.5)
(107.5)
(76.8)
(87.2)
(374.2)
(147.4)
(106.5)
(120.3)
(1,703.7)
and depreciation
Six months to June 2018
(244.0)
(78.4)
(84.7)
(80.9)
(316.0)
(101.5)
(109.7)
(104.8)
(1,882.1)
Cost of sales before gold
Six months to June 2019
(264.9)
(108.2)
(79.6)
(77.1)
(375.0)
(153.2)
(112.7)
(109.1)
(1,685.3)
inventory change and
Six months to Dec 2018
(258.7)
(94.9)
(78.5)
(85.3)
(358.1)
(131.6)
(108.7)
(117.7)
(1,612.6)
amortisation and depreciation
Six months to June 2018
(268.2)
(106.0)
(81.2)
(81.0)
(347.3)
(137.3)
(105.2)
(104.9)
(1,846.1)
– Gold inventory
Six months to June 2019
(15.5)
(14.2)
(2.0)
0.7
(21.9)
(20.1)
(2.8)
1.0
16.5
change
Six months to Dec 2018
(12.8)
(12.8)
1.8
(1.8)
(16.1)
(15.8)
2.2
(2.6)
(91.1)
Six months to June 2018
24.2
27.7
(3.5)
–
31.3
35.8
(4.5)
0.1
(36.0)
Amortisation of mining
Six months to June 2019
(103.7)
(146.9)
(238.6)
assets
Six months to Dec 2018
(112.1)
(156.8)
(304.2)
Six months to June 2018
(153.7)
(199.0)
(341.8)
Other expenses
Six months to June 2019
(38.2)
(54.1)
(246.5)
Six months to Dec 2018
(8.8)
(13.1)
(129.9)
Six months to June 2018
(27.7)
(35.8)
(127.5)
Profit/(loss) before
Six months to June 2019
140.7
199.2
(470.0)
royalties and taxation
Six months to Dec 2018
142.7
198.1
(1,044.9)
Six months to June 2018
160.3
207.6
(671.5)
Royalties, mining and
Six months to June 2019
(52.7)
(74.6)
127.7
income taxation
Six months to Dec 2018
(53.6)
(74.3)
224.1
Six months to June 2018
(59.6)
(77.2)
1,928.4
– Normal taxation
Six months to June 2019
3.6
5.2
–
Six months to Dec 2018
(89.4)
(119.6)
–
Six months to June 2018
(0.2)
(0.3)
–
– Royalties
Six months to June 2019
(14.1)
(20.0)
(8.4)
Six months to Dec 2018
(13.5)
(18.7)
(5.4)
Six months to June 2018
(14.4)
(18.7)
(7.6)
– Deferred taxation
Six months to June 2019
(42.2)
(59.8)
136.1
Six months to Dec 2018
49.3
64.0
229.5
Six months to June 2018
(45.0)
(58.2)
1,936.0
Profit/(loss) before
Six months to June 2019
88.0
124.6
(342.3)
non-recurring items
Six months to Dec 2018
89.1
123.8
(820.7)
Six months to June 2018
100.7
130.3
1,256.9
Non-recurring items
Six months to June 2019
(0.2)
(0.3)
(1.2)
Six months to Dec 2018
0.5
0.6
41.8
Six months to June 2018
(0.2)
(0.2)
(3,487.2)
Net profit/(loss)
Six months to June 2019
87.8
124.3
(343.5)
Six months to Dec 2018
89.7
124.4
(778.9)
Six months to June 2018
100.5
130.1
(2,230.3)
Capital expenditure
Six months to June 2019
(202.8)
#
(50.7)
(54.7)
(32.5)
(287.2)
#
(71.8)
(77.5)
(46.0)
(250.0)
Six months to Dec 2018
(213.0)
#
(70.2)
(37.4)
(37.2)
(293.7)
#
(96.5)
(51.6)
(51.6)
(391.1)
Six months to June 2018
(200.1)
#
(57.0)
(35.4)
(41.6)
(259.3)
#
(73.8)
(45.9)
(53.8)
(378.8)
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.
#
Includes non-sustaining capital expenditure for Gruyere mine project of US$64.9 million (A$91.9 million) for June 2019, US$68.2 million (A$94.1 million) for December 2018 and US$66.2 million (A$85.7 million) for June 2018, respectively.
^ Excludes Gruyere physicals.

Gold Fields 2019 H1 RESULTS
ALL-IN COSTS (Original interpretation)
World Gold Council Industry Standard
United States Dollars
Figures in millions
unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
Total
Mine
Continuing
Operations
Excluding
Equity
Accounted
Joint Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total
Tarkwa    Damang
Asanko
Cerro
Corona
Cost of sales before gold
Six months to June 2019
(742.9)              (742.9)
(700.3)              (118.5)       (278.4)      (170.3)           (65.5)     (42.6)              (81.2)
inventory change and Six months to Dec 2018 (729.4) (730.0) (688.4) (111.3) (276.9) (159.8) (75.5) (41.6) (82.9)
amortisation and depreciation  Six months to June 2018 (703.0) (703.2) (703.2) (150.7) (206.9) (138.9) (68.0) – (77.4)
Gold inventory change
Six months to June 2019
6.1
6.1
5.6
1.2
20.3
13.1
6.8
0.5
–
Six months to Dec 2018 5.3 5.3 1.1                    (6.7)            19.3            1.2            13.8          4.2 5.6
Six months to June 2018 15.1 15.1 15.1                   (2.9)           (6.1)       (11.3)              5.3 – (0.1)
Royalties
Six months to June 2019
(37.1)
(37.1)
(33.6)
(0.6)          (19.7)        (11.5)           (4.7)        (3.5)
(2.7)
Six months to Dec 2018 (32.0)                 (32.0) (29.2) (0.4)          (15.7)          (9.6)           (3.3)        (2.8) (2.5)
Six months to June 2018 (33.3)                 (33.3) (33.3) (0.6)          (15.6)        (11.6)           (4.0) – (2.6)
Realised gains/(losses) on
Six months to June 2019
4.5                     4.5
4.5
–
2.9             2.1             0.8
–
–
commodity cost hedges Six months to Dec 2018 7.4                     7.4 7.4 – 4.4             3.3             1.1 – –
Six months to June 2018 4.8                     4.8 4.8 – 3.2             2.2             1.0 – –
Community/social
Six months to June 2019
(12.6)                 (12.6)
(12.5)
(1.1)            (9.3)          (8.5)          (0.7)        (0.1)
(2.2)
responsibility costs Six months to Dec 2018 (8.4)                    (8.4) (8.4)                   (0.2)            (4.3)          (4.1)           (0.2) – (4.0)
Six months to June 2018 (6.2) (6.2) (6.2) (1.1) (2.8)            (2.6)           (0.2) – (2.3)
Non-cash remuneration –
Six months to June 2019
(11.2)                    (6.4)
(6.4)                   (0.5)            (2.6)          (1.7)            (0.9)
–
(1.1)
share-based payments Six months to Dec 2018 (17.2)                 (12.5) (12.5) (2.1) (4.4) (3.3)          (1.1) – (1.6)
Six months to June 2018 (20.3)                 (14.6) (14.6) (2.6)            (4.4)           (3.4)            (1.0) – (2.7)
Cash remuneration
Six months to June 2019
(5.8)                   (4.2)
(4.2)                   (0.7)            (1.0)          (0.7)            (0.3)
–
(0.6)
(long-term incentive plan) Six months to Dec 2018 0.3                        – – (0.5)               0.2            0.2                – – 0.1
Six months to June 2018 (1.3)                   (1.3) (1.3)                    (0.4)            (0.4)          (0.2)          (0.2) – 0.3
Other
Six months to June 2019
(2.5)                   (1.6)
(1.6)
–
–                –                –            –
(1.6)
Six months to Dec 2018 (5.2)                   (1.5) (1.5) – (1.0) – –        (1.0) (0.5)
Six months to June 2018 (4.8)                   (0.6) (0.6) – –                –                –               – (0.6)
By-product credits
Six months to June 2019
87.3
87.3
87.1
0.1
1.1            0.9             0.1           0.2
85.6
Six months to Dec 2018 84.7                     84.7 84.5 0.1                0.8            0.5            0.2           0.2 83.3
Six months to June 2018 86.7                     86.7 86.7 0.2                0.2            0.2               – – 85.9
Rehabilitation amortisation
Six months to June 2019
(10.2)
(10.0)
(9.9)
(0.1)
(2.9)            (2.0)        (0.7)        (0.2)
(3.0)
and interest Six months to Dec 2018 (9.0)                   (9.0) (8.8)                    (0.1) (3.4) (2.7)        (0.6)        (0.2) (2.0)
Six months to June 2018 (9.1)                   (9.1) (9.1)                    (0.1)            (3.6)            (2.8)        (0.7) – (1.7)
Sustaining capital expenditure Six months to June 2019
(258.3)
(256.7)
(244.2)
(17.6)
(84.8)            (68.3)        (4.0)     (12.5)
#
(16.4)
Six months to Dec 2018 (278.2)                (276.9) (269.0) (21.3)            (87.4)          (72.5)        (6.9)       (7.9) (23.3)
Six months to June 2018 (253.7)               (252.7) (252.7) (18.7)            (90.2)          (83.6)        (6.6) – (9.9)
Lease payments
Six months to June 2019
(29.9)
(24.5)
(20.6)
(0.1)
(15.2)             (7.6)        (3.6)       (3.9)
(0.4)
Six months to Dec 2018 (2.3)                   (2.3) (2.3) – –                   –            –             – (0.9)
Six months to June 2018 – – – – –                   –            –             – –
All-in sustaining costs
Six months to June 2019
(1,012.8)
(998.4)
(936.2)
(137.8)
(389.7)         (254.6)     (72.8)      (62.2)
(23.6)
Six months to Dec 2018 (983.8)               (975.0) (925.8)               (142.4)        (368.5)         (246.9)     (72.7)      (49.1)                (28.7)
Six months to June 2018 (925.1)               (914.6) (914.6)               (177.0)        (326.5)         (252.0)     (74.3) –                (11.1)
Exploration, feasibility
Six months to June 2019
(24.1)
(0.8)
–
–
(0.8)
–
–         (0.8)
–
and evaluation costs Six months to Dec 2018 (39.0)                       1.2 1.2 – 1.1 –         1.1 – 0.1
Six months to June 2018 (39.2)                     (1.6) (1.6) – (1.5) –       (1.5) – (0.1)
Non-sustaining capital
Six months to June 2019
(114.1)
(49.2)
(45.7)
–
(49.2)                  –
(45.7)
(3.5)
–
expenditure Six months to Dec 2018 (138.2)                  (69.9) (65.0) (6.1)          (63.8)        (58.9)         (4.9) –
Six months to June 2018 (157.1)                  (78.3) (78.3)                  (12.2)          (66.1) –     (66.1) – –
Total all-in cost
Six months to June 2019
(1,151.0)
(1,048.5)
(981.9)                (137.8)        (439.7)
(254.6)  (118.6)      (66.5)
(23.6)
Six months to Dec 2018 (1,161.2)             (1,043.7) (989.7)
(148.5)
(431.2)        (246.9)  (130.4)      (54.0)
(28.7)
Six months to June 2018 (1,121.4)               (994.4) (994.4)                (189.2)        (394.1)         (252.0)  (141.9) –                (11.1)
Total all-in sustaining cost
Six months to June 2019
(1,012.8)
(998.4)
(936.2)
(137.8)
(389.7)          (254.6)    (72.8)      (62.2)
(23.6)
Six months to Dec 2018 (983.8)               (975.0) (925.8)                (142.4) (368.5) (246.9)    (72.7)      (49.1) (28.7)
Six months to June 2018 (925.1)               (914.6) (914.6)                (177.0)        (326.5)         (252.0)    (74.3) –                (11.1)
Gold only ounces sold
Six months to June 2019
1,040.5
1,040.5
986.6
90.1
436.6            270.9    111.8         53.9
81.3
– (000 ounces) Six months to Dec 2018 987.5                  987.5 941.6 63.6           397.7             260.5     91.3         45.9 84.4
Six months to June 2018 958.9                  958.9 958.9                104.2           353.9              264.4     89.5 – 56.6
AISC per ounce of gold sold Six months to June 2019
973
960
949
1,529
892                940       652
1,155
290
US$/oz
Six months to Dec 2018 996                      987 983                2,239                927               948       796       1,069 340
Six months to June 2018 965                      954 954                1,699 924 954       829 – 197
Total all-in cost
Six months to June 2019
(1,151.0)
(1,048.5)
(981.9)             (137.8)           (439.7)
(254.6)  (118.6)      (66.5)
(23.6)
Six months to Dec 2018 (1,161.2)               (1,043.7) (989.7) (148.5) (431.2)         (246.9)  (130.4)      (54.0) (28.7)
Six months to June 2018 (1,121.4)               (994.4) (994.4)              (189.2)          (394.1)         (252.0)  (141.9) –               (11.1)
Gold only ounces sold
Six months to June 2019
1,040.5
1,040.5
986.6
90.1
436.6            270.9    111.8         53.9
81.3
– (000 ounces) Six months to Dec 2018 987.5                  987.5 941.6 63.6           397.7            260.5      91.3         45.9 84.4
Six months to June 2018 958.9                  958.9 958.9                104.2           353.9             264.4      89.5 – 56.6
AIC per ounce of gold sold  Six months to June 2019
1,106
1,008
995
1,529
1,007                940
1,061
1,235
290
US$/oz
Six months to Dec 2018 1,176                  1,057 1,051                2,335           1,084 948     1,428      1,175 340
Six months to June 2018 1,169                  1,037 1,037                1,816           1,114 954    1,585 – 197
#
Includes Gold Fields 45 per cent share of deferred stripping of US$23.4 for the six months ended 30 June 2019

Gold Fields 2019 H1 RESULTS

ALL-IN COSTS (Original interpretation)
World Gold Council Industry Standard
United States Dollars
Figures in millions
unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives Agnew
Granny
Smith
Cost of sales before gold
Six months to June 2019
(264.9)
(108.2)
(79.6)
(77.1)
–
inventory change and Six months to Dec 2018 (258.7) (94.9) (78.5) (85.3) 0.4 amortisation and depreciation Six months to June 2018 (268.2) (106.0) (81.2) (81.0) 0.2
Gold inventory change
Six months to June 2019
(15.5)
(14.2)
(2.0)
0.7
–
Six months to Dec 2018 (12.8) (12.8) 1.8 (1.8) –
Six months to June 2018 24.2 27.7 (3.5) – –
Royalties
Six months to June 2019
(14.1)
(6.2)
(3.6)
(4.4)
–
Six months to Dec 2018 (13.5) (5.4) (3.7) (4.3) –
Six months to June 2018 (14.4) (6.2) (3.7) (4.5) –
Realised gains/losses on
Six months to June 2019
1.6
1.0
0.3
0.3
–
commodity cost hedges Six months to Dec 2018 3.0 2.0 0.5 0.5 –
Six months to June 2018 1.6 0.9 0.4 0.3 –
Community/social
Six months to June 2019
–
–
–
–
–
responsibility costs Six months to Dec 2018 – – – – –
Six months to June 2018 – – – – –
Non-cash remuneration –
Six months to June 2019
(2.2)
(0.8)
(0.6)
(0.8)
(4.8)
share-based payments Six months to Dec 2018 (4.4) (1.6) (1.2) (1.5) (4.9)
Six months to June 2018 (4.9) (1.9) (1.4) (1.6) (5.7)
Cash remuneration
Six months to June 2019
(2.0)
(0.8)
(0.6)
(0.6)
(1.6)
(long-term incentive plan) Six months to Dec 2018 0.2 0.1 0.1 0.1 0.3
Six months to June 2018 (1.0) (0.5) (0.2) (0.4) 0.1
Other
Six months to June 2019
–
–
–
–
(0.9)
Six months to Dec 2018 – – – – (3.7)
Six months to June 2018 – – – – (4.2)
By-product credits
Six months to June 2019
0.5
0.3
0.1
0.1
–
Six months to Dec 2018 0.5 0.3 0.2 – –
Six months to June 2018 0.4 0.2 0.1 0.1 –
Rehabilitation amortisation
Six months to June 2019
(4.1)
(2.1)
(1.2)
(0.8)
(0.2)
and interest Six months to Dec 2018 (3.4) (2.1) (0.7) (0.6) –
Six months to June 2018 (3.8) (2.3) (0.8) (0.7) –
Sustaining capital expenditure
Six months to June 2019
(137.9)
(50.7)
(54.7)
(32.5)
(1.5)
Six months to Dec 2018 (144.9) (70.2) (37.4) (37.2) (1.3)
Six months to June 2018 (133.9) (57.0) (35.4) (41.6) (0.9)
Lease payments
Six months to June 2019
(8.8)
(2.9)
(1.1)
(4.8)
(5.3)
Six months to Dec 2018 (1.4) (1.4) – – –
Six months to June 2018 – – – – –
All-in sustaining costs
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
(14.4)
Six months to Dec 2018 (435.3) (185.9) (119.1) (130.3) (9.1)
Six months to June 2018 (400.0) (145.1) (125.6) (129.3) (10.5)
Exploration, feasibility
Six months to June 2019
–
–
–
–
(23.3)
and evaluation costs Six months to Dec 2018 – – – – (40.2)
Six months to June 2018 – – – – (37.6)
Non-sustaining capital
Six months to June 2019
–
–
–
–
(64.9)
expenditure Six months to Dec 2018 – – – – (68.3)
Six months to June 2018 – – – – (78.8)
Total all-in cost
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
(102.5)
Six months to Dec 2018 (435.3) (185.9) (119.1) (130.3) (117.7)
Six months to June 2018 (400.0) (145.1) (125.6) (129.3) (126.9)
Total all-in sustaining cost
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
(14.4)
Six months to Dec 2018 (435.3) (185.9) (119.1) (130.3) (9.1)
Six months to June 2018 (400.0) (145.1) (125.6) (129.3) (10.5)
Gold only ounces sold
Six months to June 2019
432.5
183.2
115.4
133.9
–
– (000 ounces) Six months to Dec 2018 441.6 176.8 121.6 143.2 –
Six months to June 2018 444.3 190.2 116.9 137.3 –
AISC per ounce of gold sold
Six months to June 2019
1,035
1,008
1,238
895
–
US$/oz
Six months to Dec 2018 986 1,052 979 910 –
Six months to June 2018 900 763 1,075 942 –
Total all-in cost
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
(102.5)
Six months to Dec 2018 (435.3) (185.9) (119.1) (130.3) (117.7)
Six months to June 2018 (400.0) (145.1) (125.6) (129.3) (126.9)
Gold only ounces sold
Six months to June 2019
432.5
183.2
115.4
133.9
–
– (000 ounces) Six months to Dec 2018 441.6 176.8 121.6 143.2 –
Six months to June 2018 444.3 190.2 116.9 137.3 –
AIC per ounce of gold sold
Six months to June 2019
1,035
1,008
1,238
895
–
US$/oz
Six months to Dec 2018 986 1,052 979 910 –
Six months to June 2018 900 763 1,075 942 –

Gold Fields 2019 H1 RESULTS
ALL-IN SUSTAINING COSTS AND ALL-IN COSTS GROSS OF BY-PRODUCT
CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (Original
interpretation)
World Gold Council Industry Standard
United States Dollars
Figures in millions
unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang Asanko
Cerro
Corona
All-in sustaining costs
Six months to June 2019
(1,012.8)
(998.4)
(936.2)
(137.8)
(389.7)
(254.6)
(72.8)
(62.2)
(23.6)
(per table on page 31)
Six months to Dec 2018 (983.8) (975.0) (925.8) (142.4) (368.5) (246.9) (72.7) (49.1) (28.7)
Six months to June 2018 (925.1) (914.6) (914.6) (177.0) (326.5) (252.0) (74.3) – (11.1)
Add back by-product
Six months to June 2019
(87.3)
(87.3)
(87.1)
(0.1)
(1.1)
(0.9)
(0.1)
(0.2)
(85.6)
credits Six months to Dec 2018 (84.7) (84.7) (84.5) (0.1) (0.8) (0.5) (0.2) (0.2) (83.3)
Six months to June 2018 (86.7) (86.7) (86.7) (0.2) (0.2) (0.2) – – (85.9)
All-in sustaining costs
Six months to June 2019
(1,100.1)
(1,085.7)
(1,023.3)
(138.0)
(390.8)
(255.4)
(72.9)
(62.4)
(109.2)
gross of by-product
Six months to Dec 2018 (1,068.4) (1,059.7) (1,010.3) (142.5) (369.3) (247.3) (72.8) (49.3) (112.0)
credits Six months to June 2018 (1,011.9) (1,001.3) (1,001.3) (177.2) (326.7) (252.3) (74.3) – (97.0)
Gold equivalent
Six months to June 2019
1,115.7
1,115.7
1,061.8
90.1
436.6
270.9
111.8
53.9
156.4
ounces sold
Six months to Dec 2018 1,070.5 1,070.5 1,024.6 63.6 397.7 260.5 91.3 45.9 167.4
Six months to June 2018 1,034.0 1,034.0 1,034.0 104.2 353.9 264.4 89.5 – 131.7
AISC gross of by-product Six months to June 2019
986
973
964
1,530
895
943
652
1,158
698
credits per equivalent
Six months to Dec 2018 998 990 986 2,241 929 950 797 1,073 669 ounce of gold – US$/eq oz Six months to June 2018
979 968 968 1,701 923 954 829 – 737
All-in costs
Six months to June 2019
(1,151.0)
(1,048.5)
(981.9)
(137.8)
(439.7)
(254.6)
(118.6)
(66.5)
(23.6)
(per table on page 31)
Six months to Dec 2018 (1,161.2) (1,043.7) (989.9) (148.5) (431.2) (246.9) (130.4) (54.0) (28.7)
Six months to June 2018 (1,121.4) (994.4) (994.4) (189.2) (394.1) (252.0) (141.9) – (11.1)
Add back by-product
Six months to June 2019
(87.3)
(87.3)
(87.1)
(0.1)
(1.1)
(0.9)
(0.1)
(0.2)
(85.6)
credits
Six months to Dec 2018 (84.7) (84.7) (84.5) (0.1) (0.8) (0.5) (0.2) (0.2) (83.3)
Six months to June 2018 (86.7) (86.7) (86.7) (0.2) (0.2) (0.2) – – (85.9)
All-in costs gross of
Six months to June 2019
(1,238.3)
(1,135.8)
(1,069.0)
(138.0)
(440.8)
(255.4)
(118.6)
(66.7)
(109.1)
by-product credits Six months to Dec 2018 (1,245.9) (1,128.4) (1,074.2) (148.6) (432.0) (247.3) (130.6) (54.2) (111.9)
Six months to June 2018 (1,208.1) (1,081.1) (1,081.1) (189.4) (394.3) (252.3) (141.9) – (97.0)
Gold equivalent
Six months to June 2019
1,115.7
1,115.7
1,061.8
90.1
436.6
270.9
111.8
53.9
156.4
ounces sold
Six months to Dec 2018 1,070.5 1,070.5 1,024.6 63.6 397.7 260.4 91.3 45.9 167.4
Six months to June 2018 1,034.0 1,034.0 1,034.0 104.2 353.9 264.4 89.5 – 131.7
AIC gross of by-product Six months to June 2019
1,110
1,018
1,007
1,530
1,010
943
1,061
1,238
698
credits per equivalent
Six months to Dec 2018 1,164 1,054 1,048 2,337 1,086 950 1,431 1,179 669
ounce of gold – US$/eq oz Six months to June 2018
1,168 1,168 1,046 1,818 1,114 954 1,585 – 737
United States Dollars
Figures in millions
unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives Agnew
Granny
Smith
All-in sustaining costs
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
(14.4)
(per table on page 32)
Six months to Dec 2018 (435.3) (185.9) (119.1) (130.3) (9.1)
Six months to June 2018 (400.0) (145.1) (125.6) (129.3) (10.5)
Add back by-product credits Six months to June 2019
(0.5)
(0.3)
(0.1)
(0.1)
–
Six months to Dec 2018 (0.5) (0.3) (0.2) – –
Six months to June 2018 (0.4) (0.2) (0.1) (0.1) –
All-in sustaining costs gross Six months to June 2019
(447.9)
(184.9)
(143.0)
(120.0)
(14.4)
of by-product credits Six months to Dec 2018 (435.7) (186.2) (119.3) (130.3) (9.1)
Six months to June 2018 (400.4) (145.3) (125.7) (129.4) (10.5)
Gold equivalent ounces sold Six months to June 2019
432.5
183.2
115.4
133.9
–
Six months to Dec 2018 441.6 176.8 121.6 143.2 –
Six months to June 2018 444.3 190.2 116.9 137.3 –
AISC gross of by-product Six months to June 2019
1,036
1,009
1,239
896
–
credits per equivalent
Six months to Dec 2018 987 1,053 981 910 –
ounce of gold – US$/eq oz
Six months to June 2018 901 764 1,076 942 –
All-in costs
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
(102.5)
(per table on page 32)
Six months to Dec 2018 (435.3) (185.9) (119.3) (130.3) (117.7)
Six months to June 2018 (400.0) (145.1) (125.6) (129.3) (126.9)
Add back by-product
Six months to June 2019
(0.5)
(0.3)
(0.1)
(0.1)
–
credits Six months to Dec 2018 (0.5) (0.3) (0.2) – –
Six months to June 2018 (0.4) (0.2) (0.1) (0.1) –
All-in costs gross of
Six months to June 2019
(447.9)
(184.9)
(143.0)
(119.9)
(102.5)
by-product credits Six months to Dec 2018 (435.7) (186.2) (119.3) (130.3) (117.9)
Six months to June 2018 (400.4) (145.3) (125.7) (129.4) (126.9)
Gold equivalent ounces sold Six months to June 2019
432.5
183.2
115.4
133.9
–
Six months to Dec 2018 441.6 176.8 121.6 143.2 –
Six months to June 2018 444.3 190.2 116.9 137.3 –
AIC gross of by-product
Six months to June 2019
1,036
1,009
1,239
896
–
credits per equivalent
Six months to Dec 2018 987 1,053 981 910 –
ounce of gold – US$/eq oz
Six months to June 2018 901 764 1,076 942 –

Gold Fields 2019 H1 RESULTS

Gold Fields 2019 H1 RESULTS
UNDERGROUND AND SURFACE
United States Dollars
Imperial ounces with metric
tonnes and grade
Total Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Australia
South
Deep
Total Tarkwa Damang
Asanko
45%
Cerro
Corona
Total St Ives Agnew
Granny
Smith
Gruyere
50%
Tonnes mined (000 tonnes)
– underground        Six months to June 2019
2,490
2,490
430
–
–
–
–
–
2,060
646
591
824
–
ore Six months to Dec 2018 2,460 2,460 339 – – – – – 2,121 598 599 923
–
Six months to June 2018 2,259 2,259 497 – – – – – 1,762 313 617 832 –
– underground       Six months to June 2019
1,212
1,212
52
–
–
–
–
–
1,160
464
398
298
–
waste Six months to Dec 2018 888 888 59 – – – –
– 829 219 353 257 –
Six months to June 2018 1,087 1,087 142 – – – –
– 945 248 386 311 –
– surface ore
Six months to June 2019
18,491
17,339
–
11,862
8,013
2,697
1,152
3,681
2,948
1,718
–
–
1,230
Six months to Dec 2018 15,759 114,618 – 11,358 7,473 2,744 1,14 3,560 841 841 – –
–
Six months to June 2018 14,303 14,303 – 8,454 6,703 1,751 – 3,294 2,555 2,555
– – –
– total
Six months to June 2019
22,193
21,041
482
11,862
8,013
2,697
1,152
3,681
6,168
2,828
989
1,122
1,230
Six months to Dec 2018 19,106 17,965 397 11,358 7,473 2,744 1,141 3,560 3,791 1,658 952 1,180
–
Six months to June 2018 17,646 17,646 639 8,454 6,703 1,751 – 3,294 5,262 3,116 1,003 1,143
–
Grade mined (grams per tonne)
– underground       Six months to June 2019
5.4
5.4
6.3
–
–
–
–
–
5.2
4.0
6.2
5.5
–
ore Six months to Dec 2018 5.3 5.3 6.0 – – – – – 5.2 3.8 6.7 5.0 –
Six months to June 2018 5.9 5.9 6.2 – – – – – 5.6 4.5 6.3 5.5 –
– surface ore
Six months to June 2019
1.3
1.3
–
1.3
1.2
1.6
1.5
1.1
1.3
1.7
–
–
0.8
Six months to Dec 2018 1.4 1.3 – 1.3 1.2 1.6 1.5 1.2 2.0 2.0 – – –
Six months to June 2018 1.6 1.6 – 1.4 1.3 1.8 – 0.9 2.9 2.9 – – –
– total
Six months to June 2019
1.8
1.8
5.6
1.3
1.2
1.6
1.5
1.1
2.9
2.3
6.2
5.5
0.8
Six months to Dec 2018 1.9 1.9 5.2 1.3 1.2 1.6 1.5 1.2 4.3 2.8 6.7 5.0 –
Six months to June 2018 2.2 2.2 5.0 1.4 1.3 1.8 – 0.9 4.0 3.1 6.3 5.5 –
Gold mined (000 ounces)
– underground      Six months to June 2019
433.0
433.0
86.6
–
–
–
–
–
346.4
84.0
117.9
144.5
–
ore Six months to Dec 2018 416.8 416.8 63.6 – – – – – 353.2 73.8 129.7 149.7 –
Six months to June 2018 414.6 414.6 98.7 – – – –
–
315.9 45.6 124.0 146.3
–
– surface ore
Six months to June 2019
769.2
714.3
–
512.7
320.9
136.9
54.8
130.5
125.9
93.6
–
–
32.3
Six months to Dec 2018 687.8 633.8 1.0 489.1 293.6 141.5 54.0 143.0 54.7 54.7 – – –
Six months to June 2018 708.4 708.4 0.3 379.4 278.5 100.8 – 90.8 237.9 237.9 – – –
– total
Six months to June 2019
1,202.2
1,147.3
86.6
512.7
320.9
136.9
54.8
130.5
472.3
177.6
117.9
144.5
32.3
Six months to Dec 2018 1,104.5 1,050.5 64.6 489.7 293.6 141.5 54.0 143.0 407.9 128.5 129.7 149.7 –
Six months to June 2018 1,123.1 1,123.1 99.0 379.4 278.5 100.8 – 90.8 553.8 283.5 124.0 146.3
–
Ore milled/treated (000 tonnes)
– underground      Six months to June 2019
2,546
2,546
435
–
–
–
–
–
2,110
707
586
818
–
ore Six months to Dec 2018 2,284 2,284 259 – – – – – 2,025 493 590 942 –
Six months to June 2018 2,280 2,280 569 – – – –
–
1,711 288 588 836
–
– underground      Six months to June 2019
44
44
44
–
–
–
–
–
–
–
–
–
–
waste Six months to Dec 2018 118 118 118 – – – – – –
– – – –
Six months to June 2018 92 92 92 – – – – – –
– – – –
– surface ore
Six months to June 2019
15,384
14,214
61
10,372
6,886
2,317
1,169
3,348
1,602
1,544
–
–
58
Six months to Dec 2018 15,021 14,079 143 9,900 6,907 2,049 944 3,314 1,663 1,663
– – –
Six months to June 2018 14,314 14,314 139 9,040 6,884 2,156 – 3,330 1,806 1,806
– – –
– total
Six months to June 2019
17,973
16,804
540
10,372
6,886
2,317
1,169
3,348
3,713
2,251
586
818
58
Six months to Dec 2018 17,424 16,480 520 9,900 6,907 2,049 944 3,314 3,690 2,158 590 942
–
Six months to June 2018 16,686 16,686 800 9,040 6,884 2,156 – 3,330 3,517 2,093 588 836
–
Yield (grams per tonne)
– underground      Six months to June 2019
5.2
5.2
6.5
–
–
–
–
–
5.0
3.9
6.0
5.1
–
ore Six months to Dec 2018 5.0 2.9 7.2 – – – – – 2.4 3.7 0.7 4.7 –
Six months to June 2018 6.1 6.1 5.2 – – – – – 6.9 4.2 6.1 9.9 –
– surface ore
Six months to June 2019
1.4
1.4
0.3
1.3
1.2
1.5
1.5
1.5
1.9
2.0
–
–
–
Six months to Dec 2018 1.4 1.5 0.2 1.3 1.2 1.4 1.5 1.7 2.2 2.2 – – –
Six months to June 2018 1.4 1.4 0.1 1.2 1.2 1.3 – 1.3 2.6 2.6 – – –
– combined
Six months to June 2019
1.9
2.0
5.3
1.3
1.2
1.5
1.5
1.5
3.6
2.6
6.0
5.1
–
Six months to Dec 2018 1.9 1.9 3.6 1.3 1.2 1.4 1.5 1.7 3.7 2.6 6.5 4.7 –
Six months to June 2018
1.9 1.9
3.8 1.2 1.2 1.3 – 1.3 3.9 2.8 6.1 5.1 –
Gold produced (000 ounces)
– underground      Six months to June 2019
427.2
427.2
91.0
–
–
–
–
–
336.2
88.9
113.3
134.0
–
ore Six months to Dec 2018 385.0 385.0 59.9 – – – – – 325.2 58.2 123.7 143.2
–
Six months to June 2018 387.1 387.1 95.9 – – – –
–
291.1 38.5 115.4 137.2
–
– surface ore
Six months to June 2019
694.2
639.1
0.6
437.8
270.9
111.8
55.1
157.1
98.7
98.7
–
–
–
Six months to Dec 2018 692.4 647.9 0.7 396.3 260.5 91.3 44.5 176.5 118.9 118.9 – – –
Six months to June 2018 643.4 643.4 0.6 353.9 264.4 89.5 – 137.6 151.3 151.3 – – –
– total
Six months to June 2019
1,121.5
1,066.3
91.7
437.8
270.9
111.8
55.1
157.1
434.9
134.0
187.6
113.3
–
Six months to Dec 2018 1,077.4 1,032.9 60.6 396.3 260.5 91.3 44.5 176.5 444.0 177.1 123.7 143.2
–
Six months to June 2018 1,030.4 1,030.4 96.5 353.9 264.4 89.5 – 137.6 442.4 189.8 115.4 137.2
–
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
– underground Six months to June 2019
130
130
247
–
–
–
–
–
104
88
136
94
–
Six months to Dec 2018 128 128 313 – – – – – 93 50 130 93 –
Six months to June 2018 151 151 228 – – – –
–
113 107 138 97
–
– surface
Six months to June 2019
26
26
4
27
25
28
36
24
30
30
–
–
–
Six months to Dec 2018 28 28 1 26 23 30 44 23 50 50 – – –
Six months to June 2018 25 25 1 23 20 32 – 23 42 42 – – –
– total
Six months to June 2019
41
42
219
27
25
36
24
71
48
136
94
–
Six months to Dec 2018 42 42 214 28 23 37 44 25 70 44 133 91 –
Six months to June 2018 42 42 188 23 20 32 – 23 76 51 138 97 –

Gold Fields 2018 H1 RESULTS
Review of Operations
Quarter ended 30 June 2019 compared
with quarter ended 31 March 2019
South Africa region
South Deep
June
2019
March
2019
Gold produced 000’oz
57.3
34.3
kg
1,782
1,069
Gold sold 000’oz
58.6
31.6
kg
1,822
982
Yield – underground reef g/t
6.60
6.34
AISC– original interpretation R/kg
590,492
900,408
US$/oz
1,275
1,992
AISC – revised interpretation
guidance (WGC November
2018)                                                      R/kg
590,492
900,408
US$/oz
1,275
1,992
AIC R/kg
590,492
900,408
US$/oz
1,275
1,992
Regrettably, on 2 June 2019 a seismic related face ejection
resulted in fatally injuring Mrs. Maria Ramela. In conjunction with the DMR, the mine has conducted investigations into the accident in order to implement measures to reduce the risk of similar events reoccurring. Face support (mesh) has been implemented as an
immediate measure.
The mine continued its recovery after the December quarter 2018 industrial action and improvements process started to deliver. The mine consequently realised advances in performance measures.
Gold production increased by 67 per cent from 1,069 kilograms
(34,353 ounces) in the March quarter to 1,782 kilograms (57,306 ounces) in the June quarter and production performance was in line with plan supporting production guidance for the year.
Total underground tonnes mined increased by 28 per cent from
211,600 tonnes in the March quarter to 270,100 tonnes in the June quarter. Ore tonnes mined increased by 44 per cent from 176,000 tonnes to 253,700 tonnes, while underground waste mined
decreased by 54 per cent from 35,600 tonnes to 16,400 tonnes.
Underground reef grade mined increased by 1 per cent from 6.24 grams per tonne to 6.29 grams per tonne due to a greater portion of mining in the higher grade proximal areas. Total gold mined from underground increased by 45 per cent from 1,099 kilograms
(35,300 ounces) in the March quarter to 1,596 kilograms (51,300 ounces) in the June quarter.
Total tonnes milled increased by 9 per cent from 258,800 tonnes in the March quarter to 281,500 tonnes in the June quarter.
Underground reef tonnes milled increased by 62 per cent from
166,000 tonnes in the March quarter to 269,000 tonnes in the June quarter. Reef yield increased by 4 per cent from 6.34 grams per tonne to 6.60 grams per tonne following the mining grade
improvement as described above. The proportional variance
between the increase in reef grade mined and reef yield, can partially be attributed to the loading and processing of previously mined ore at a higher grade than the average mined in this period.
Surface tailings material treated decreased by 98 per cent from
59,600 tonnes to 1,400 tonnes mainly due to the treatment of surface tailing material being halted to increase the backfill availability by sending tailings directly to backfill plant.
Gold recovered from underground amounted to 1,777 kilograms
(57,133 ounces). In addition, 5 kilograms (174 ounces) were
recovered from the treatment of surface material.
Destress mining increased by 63 per cent from 3,881 square
metres in the March quarter to 6,310 square metres in the June quarter. This improvement was due to enhanced operational
performance and an increase in the number of destress cuts
available. Application of shotcrete in the destress cuts has improved conditions and in time will reduce support rehabilitation requirements.
Longhole stoping increased by 34 per cent from 102,500 tonnes to
137,500 tonnes. Development decreased by 1 per cent from 1,139 metres in the March quarter to 1,133 metres in the June quarter.
Development in the current mine areas decreased by 43 per cent from 458 metres in the March quarter to 261 metres in the June quarter due to mining resources being allocated to develop the
North of Wrench, in line with the increased focus on North of
Wrench and the need to access new cuts required to sustain
production in 2020 and beyond. Development North of Wrench
increased by 28 per cent from 681 metres in the March quarter to
872 metres in the June quarter in line with the strategy to build up
North of Wrench.
The current mine contributed 45 per cent of the total ore tonnes in the June quarter compared with 55 per cent of the total ore tonnes in the March quarter. The North of Wrench contributed 55 per cent of the total ore tonnes in the June quarter compared with 45 per cent in the March quarter. The tonnage contribution from longhole stoping increased by 3 per cent from 48 per cent in the March quarter to 51 per cent in the June quarter.
Cost of sales before amortisation and depreciation increased by 27 per cent from R734 million (US$52 million) to R935 million (US$65 million). Cost of sales before gold inventory change and
amortisation and depreciation increased by 14 per cent from R788 million (US$56 million) in the March quarter to R898 million (US$62 million) in the June quarter mainly due to higher salaries and wages due to annual increases awarded in March 2019, increased utilities and contractors and consumable costs in the June quarter due to increased production. This was compounded by a gold-in-process charge to cost of R37 million (US$3 million) in the June quarter compared with a credit of R54 million (US$4 million) in the March quarter. The net gold-in-process movement was R91 million (US$7 million).
Capital expenditure decreased by 9 per cent from R131 million
(US$9 million) in the March quarter to R119 million (US$8 million)
in the June quarter.
Sustaining capital expenditure decreased by 9 per cent from R131 million (US$9 million) in the March quarter to R119 million (US$8 million) in the June quarter due to a decrease in major component and rebuild costs for the mine’s fleet. No growth capital
expenditure was incurred for the March and June 2019 quarters in line with the operational plan.
All-in sustaining costs and all-in costs decreased by 34 per cent from R900,408 per kilogram (US$1,992 per ounce) in the March quarter to R590,492 per kilogram (US$1,275 per ounce) in the
June quarter mainly due to higher gold sold, lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation.

Gold Fields 2019 H1 RESULTS
West Africa region
Ghana
Tarkwa
June
2019
March
2019
Gold produced 000’oz
134.2
136.7
Gold sold 000’oz
134.2
136.7
Yield g/t
1.21
1.23
AISC – original interpretation US$/oz
958
922
AISC – revised interpretation
guidance (WGC November
2018)

US$/oz
958
922
AIC US$/oz
958
922
Gold production decreased by 2 per cent from 136,700 ounces in the March quarter to 134,200 ounces in the June quarter mainly due lower head grade processed.
Total tonnes mined, including capital waste stripping, decreased by
6 per cent from 25.0 million tonnes in the March quarter to 23.4 million tonnes in the June quarter. Ore tonnes mined decreased by 2 per cent from 4.1 million tonnes to 4.0 million tonnes.
Operational waste tonnes mined increased by 28 per cent from 9.0 million tonnes to 11.5 million tonnes due to higher operational waste stripping required to expose ore in line with the mining plan.
Capital waste tonnes mined decreased by 32 per cent from 11.9 million tonnes to 7.9 million tonnes. Mined grade increased by 1 per cent from 1.24 grams per tonne to 1.25 grams per tonne. Gold mined decreased by 2 per cent from 161,900 ounces to 159,000 ounces as a result of decreased ore tonnes mined. The strip ratio decreased from 5.2 to 4.9.
The CIL plant throughput was similar at 3.4 million tonnes
.
Yield
decreased by 2 per cent from 1.23 grams per tonne to 1.21 grams per tonne mainly due to lower grade feed.
Cost of sales before amortisation and depreciation increased by 23 per cent from US$71 million to US$87 million mainly due to 28 per cent higher operational tonnes mined and a lower gold-in-process credit to cost of US$5 million in the June quarter compared with a credit to cost of US$9 million in the March quarter.
Capital expenditure decreased by 23 per cent from US$39 million to US$30 million due to lower capital waste stripping.
All-in sustaining costs and total all-in cost increased by 4 per cent from US$922 per ounce in the March quarter to US$958 per ounce in the June quarter due to lower gold sold and higher cost of sales before amortisation and depreciation partially offset by lower capital expenditure.
Damang
June
2019
March
2019
Gold produced 000’oz
54.6
57.2
Gold sold 000’oz
54.6
57.2
Yield g/t
1.46
1.54
AISC – original interpretation US$/oz
673
633
AISC – revised interpretation
guidance (WGC November
2018)

US$/oz
673
633
AIC US$/oz
1,097
1,027
Gold production decreased by 5 per cent from 57,200 ounces in the March quarter to 54,600 ounces in the June quarter mainly due to lower yield.
Total tonnes mined, including capital stripping, decreased by 3 per cent from 8.7 million tonnes in the March quarter to 8.4 million tonnes in the June quarter due to the reduction in the planned tonnes for 2019, in line with the mining sequence, as the Amoanda pit comes to completion.
Ore tonnes mined, decreased by 1 per cent from 1.36 million
tonnes in the March quarter to 1.34 million tonnes in the June quarter. Total waste tonnes mined decreased by 3 per cent from
7.3 million tonnes to 7.1 million tonnes due to the Amoanda pit getting deeper and the associated operational constraints, grade control drilling in the Saddle pit and less capital waste mined at
DPCB in line with the plan. Capital waste tonnes included in total waste tonnes decreased by 2 per cent from 5.9 million tonnes to
5.8 million tonnes in line with the operational plan. Operational waste tonnes mined decreased by 7 per cent from 1.4 million
tonnes to 1.3 million tonnes due to the Amoanda pit getting deeper and the associated operational constraints and grade control drilling in the Saddle pit. In the June quarter total tonnes mined at
Amoanda pit were 0.8 million tonnes, at Saddle 1.3 million tonnes and at DPCB 6.3 million tonnes.
Head grade mined decreased by 1 per cent from 1.59 grams per tonne to 1.57 grams per tonne due to lower grade material mined from Saddle pit, in accordance with the mining sequence. Gold mined decreased by 3 per cent from 69,400 ounces to 67,500
ounces. The strip ratio decreased from 5.4 to 5.3 due to lower strip ratio areas at the Saddle and Amoanda pits.
Tonnes processed increased by 2 per cent from 1.15 million tonnes in the March quarter to 1.17 million tonnes in the June quarter due to higher plant overall equipment effectiveness. Yield decreased by 5 per cent from 1.54 grams per tonne to 1.46 grams per tonne due to lower feed grade. In the June quarter, tonnes milled were sourced as follows: 0.96 million tonnes at 1.68 grams per tonne from the pits and 0.21 million tonnes at 1.53 grams per tonne from stockpiles. This compared with 0.96 million tonnes at 1.65 grams per tonne from the pits and 0.19 million tonnes at 2.07 grams per tonne from high grade stockpiles in the March quarter.
Cost of sales before amortisation and depreciation increased by 7 per cent from US$28 million in the March quarter to US$30 million in the June quarter, mainly due to a lower gold-in-process credit.
Capital expenditure was similar at US$25 million.
Sustaining capital expenditure was similar at US$2 million. Non-
sustaining capital expenditure was similar at US$23 million.
All-in sustaining costs increased by 6 per cent from US$633 per ounce in the March quarter to US$673 per ounce in the June
quarter mainly due to lower gold sold and higher cost of sales before amortisation and depreciation.
All-in costs increased by 7 per cent from US$1,027 per ounce in the March quarter to US$1,097 per ounce in the June quarter due to the same reasons above.
At the end of the June 2019 quarter, and 30 months into the
Damang Reinvestment Project (DRP), total material mined
amounted to 103 million tonnes, 19 per cent ahead of the project schedule. Gold produced during the same period was 436,185
ounces, 27 per cent above the DRP ounces of 344,332. The
project capital spent to date is US$320 million versus the original
DRP budget to date of US$275 million, largely driven by the
additional capital waste tonnes mined.

Gold Fields 2019 H1 RESULTS

Asanko (Equity accounted Joint Venture)
June
2019
March
2019
Gold produced 000’oz
62.1
60.4
Gold sold 000’oz
66.3
53.4
Yield g/t
1.39
1.47
AISC – original interpretation US$/oz
1,180
1,123
AISC – revised interpretation
guidance (WGC November
2018)
US$/oz
1,180
1,123
AIC US$/oz
1,247
1,219
Gold production increased by 3 per cent from 60,400 ounces in the
March quarter to 62,100 ounces in the June quarter.
Total tonnes mined increased by 10 per cent from 8.1 million tonnes in the March quarter to 8.9 million tonnes in the June quarter. Ore tonnes mined decreased by 27 per cent from 1.5
million tonnes in the March quarter to 1.1 million tonnes in the June quarter. Head grade mined increased by 8 per cent from 1.43
grams per tonne in the March quarter to 1.55 grams per tonne in the June quarter.
Total waste tonnes mined increased by 18 per cent from 6.6 million tonnes in the March quarter to 7.8 million tonnes in the June quarter. The strip ratio increased by 68 per cent from 4.4 in the
March quarter to 7.4 in the June quarter. The increase in strip ratio and waste tonnes mined in the June quarter was due to the final stages of waste mining from the Cut 2 pushback at Nkran, which is expected to be complete in the September quarter 2019.
The plant throughput increased by 17 per cent from 1.2 million tonnes to 1.4 million tonnes. Yield decreased by 5 per cent from
1.47 grams per tonne in the March quarter to 1.39 grams per tonne in the June quarter. In the June quarter total tonnes processed exceeded the ore tonnes mined and therefore 12 per cent of the total tonnes processed (167,000 tonnes) were fed from the ROM stockpile at an average grade of 0.9 grams per tonne resulting in the 5 per cent yield decrease. In the March quarter, the majority of the tonnes processed were fed from the ore tonnes mined.
Gold Fields’ 45 per cent share of gold produced and gold sold amounted to 27,900 ounces and 29,900 ounces for the June
quarter, respectively and 27,200 ounces and 24,000 ounces for the
March quarter.
Cost of sales before amortisation and depreciation increased by 2 per cent from US$46 million in the March quarter to US$47 million in the June quarter.
Capital expenditure increased from US$8 million in the March quarter to US$28 million in the June quarter and included deferred stripping of US$3 million and US$20 million, respectively. Capital expenditure increased by US$20 million due to an increase in deferred stripping as a result of the Cut 2 pushback at Nkran and
US$4 million spent on TSF lift 4.
Sustaining capital increased from US$4 million in the March quarter to US$24 million in the June quarter. Non-sustaining capital was similar at US$4 million.
Gold Fields share of cost of sales before amortisation and
depreciation was similar at US$21 million. Gold Fields share of sustaining capital increased by 450 per cent from US$2 million in the March quarter to US$11 million in the June quarter. Gold Fields share of non-sustaining capital was similar at US$2 million.
All-in sustaining costs increased by 5 per cent from US$1,123 per ounce in the March quarter to US$1,180 per ounce in the June quarter mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.
All-in costs increased by 2 per cent from US$1,219 per ounce in the March quarter to US$1,247 per ounce in the June quarter due to the same reasons above.
South America region
Peru
Cerro Corona
June
2019
March
2019
Gold produced 000’oz
40.9
39.9
Copper produced tonnes
8,357
7,764
Total equivalent gold produced 000’eq oz
80.3
76.8
Total equivalent gold sold 000’eq oz
76.9
79.6
Yield – gold g/t
0.80
0.76
– copper per cent
0.53
0.48
– combined eq g/t
1.51
1.41
AISC – original interpretation US$/oz
381
203
AISC US$/eq oz
719
677
AISC – revised interpretation
guidance (WGC November
2018)

US$/oz
364
168
US$/eq oz
710
659
AIC US$/oz
381
203
AIC US$/eq oz
719
677
Gold price* US$/oz
1,301
1,301
Copper price* US$/t
6,146
6,184
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 3 per cent from 39,900 ounces in the
March quarter to 40,900 ounces in the June quarter due to higher grades mined and processed, partially offset by lower recovery.
Copper production increased by 8 per cent from 7,764 tonnes to
8,357 tonnes due to higher grade mined and processed.
Equivalent gold production increased by 5 per cent from 76,800 ounces to 80,300 ounces mainly due to higher grade processed in line with the mining sequence.
Gold head grade increased by 8 per cent from 1.13 grams per
tonne to 1.22 grams per tonne and gold recoveries decreased from
67.3 per cent to 65.7 per cent, in line with the mining sequence.
Copper head grade increased by 9 per cent from 0.54 per cent to
0.59 per cent in line with the mining sequence and copper
recoveries increased from 89.0 per cent to 89.5 per cent. As a result of the above, gold yield increased by 5 per cent from 0.76 grams per tonne to 0.80 grams per tonne. Copper yield increased by 10 per cent from 0.48 per cent to 0.53 per cent.
In the June quarter, concentrate with a payable content of 39,901 ounces of gold was sold at an average price of US$1,292 per
ounce and 8,017 tonnes of copper was sold at an average price of
US$5,289 per tonne, net of treatment and refining charges. This compared with 41,413 ounces of gold that was sold at an average price of US$1,296 per ounce and 7,852 tonnes of copper that was sold at an average price of US$5,604 per tonne, net of treatment and refining charges, in the March quarter.
Total tonnes mined increased by 1 per cent from 5.37 million tonnes in the March quarter to 5.45 million tonnes in the June quarter mainly due to higher waste mined in line with the mining sequence and higher efficiency of the new mining contractor. Ore mined decreased by 8 per cent from 1.92 million tonnes to 1.76 million tonnes. Operational waste tonnes mined increased by 7 per

Gold Fields 2019 H1 RESULTS
cent from 3.45 million tonnes to 3.69 million tonnes in line with the mining plan. The strip ratio increased from 1.80 to 2.10.
Ore processed decreased by 3 per cent from 1.70 million tonnes to
1.65 million tonnes due to lower plant throughput in the June quarter (817 tonnes per hour in the June quarter versus 823 tonnes per hour in the March quarter), due to ore characteristics. Plant utilisation decreased from 94.4 per cent in the March quarter to
92.6 per cent in the June quarter due to the planned plant
maintenance schedule.
Cost of sales before amortisation and depreciation decreased by 7 per cent from US$42 million to US$39 million mainly due to a US$1 million gold-in-process credit to cost in the June quarter compared with US$1 million charge to cost in the March quarter.
Capital expenditure increased by 43 per cent from US$7 million to
US$10 million due to an increase in construction activities at the tailings dam and waste storage facilities after the rainy season.
All-in cost per gold ounce increased by 88 per cent from US$203 per ounce in the March quarter to US$381 per ounce in the June quarter mainly due to higher capital expenditure, lower by-product credit due to lower copper price received and lower gold sold, partially offset by lower cost of sales before amortisation and depreciation. All-in cost per equivalent ounce increased by 6 per cent from US$677 per equivalent ounce to US$719 per equivalent ounce due to higher capital expenditure and lower equivalent ounces sold, partially offset by lower cost of sales before
amortisation and depreciation.
Australia region
St Ives
June
2019
March
2019
Gold produced 000’oz
84.6
103.0
Gold sold 000’oz
90.2
92.9
Yield – underground g/t
3.44
4.34
– surface g/t
1.80
2.19
– combined g/t
2.28
2.92
AISC – original interpretation A$/oz
1,468
1,387
US$/oz
1,029
988
AISC – revised interpretation
guidance (WGC November
2018)
A$/oz
1,245
1,189
US$/oz
873
846
AIC A$/oz
1,468
1,387
US$/oz
1,029
988
Gold production, decreased by 18 per cent from 103,000 ounces in the March quarter to 84,600 ounces in the June quarter due to lower grade of ore processed.
Total ore tonnes mined increased by 18 per cent from 1.1 million tonnes in the March quarter to 1.3 million tonnes in the June quarter.
Total underground ore tonnes mined decreased by 7 per cent from
334,500 tonnes in the March quarter to 311,200 tonnes in the June quarter. Gold mined from underground operations decreased by
23 per cent from 47,500 ounces in the March quarter to 36,500 ounces in the June quarter.
At the Hamlet underground operation, mining of the main ore body is decelerating with mine activities to be concluded by the end of
2019. Simultaneously the Hamlet North ore body is being
developed with first ore expected during the March quarter 2020.
Ore tonnes mined at Hamlet decreased by 35 per cent from 25,700 tonnes in the March quarter to 16,700 tonnes in the June quarter.
Head grade decreased by 5 per cent from 3.09 grams per tonne to
2.93 grams per tonne due to mine sequence and resultant gold mined decreased by 38 per cent from 2,600 ounces to 1,600
ounces.
Ore tonnes mined at the Invincible underground complex in the
June quarter at 243,900 tonnes was similar to the 244,800 tonnes mined in the March quarter. Head grade mined decreased by 26 per cent from 5.05 grams per tonne in the June quarter to 3.76 grams per tonne in the March quarter. In the June quarter ore was sourced from lower grade Drake and Fenton development zones
compared with ore that was sourced from high grade stopes in the
Drake zone in the March quarter. During the second half of 2019 ore will be sourced from high grade Fenton zone stopes. Resultant gold mined from Invincible underground decreased by 26 per cent from 39,700 ounces in the March quarter to 29,500 ounces in the
June quarter.
Remnant mining of lower levels at the Cave Rocks underground mine continued in the June quarter, with 50,600 tonnes mined at
3.35 grams per tonne yielding 5,400 ounces, compared to 64,000 tonnes mined at 2.53 grams per tonne yielding 5,200 ounces in the
March quarter. The crown pillar extraction of Cave Rocks is
planned for the second half of 2019, and is forecast to deliver
203,000 tonnes of ore at 3.5 grams per tonne yielding 22,800 ounces.
Total tonnes mined at the open pits, decreased by 6 per cent from
3.6 million tonnes in the March quarter to 3.4 million tonnes in the
June quarter.
At the open pit operations, ore tonnes mined increased by 25 per cent from 0.8 million tonnes in the March quarter to 1.0 million tonnes in the June quarter. Ore was sourced from Neptune and
Invincible open pits in the June quarter.
Grade mined from open pits, decreased by 3 per cent from 1.73 grams per tonne to 1.67 grams per tonne reflecting the lower grade ore mined from Neptune pit in the June quarter. Gold mined from the open pits increased by 24 per cent from 41,800 ounces to
51,900 ounces. In the June quarter, tonnes mined were sourced as follows: 0.6 million tonnes at 1.32 grams per tonne from Neptune and 0.4 million tonnes at 2.16 grams per tonne from Invincible.
This compared with 0.5 million tonnes at 1.48 grams per tonne from
Neptune and 0.3 million tonnes at 2.09 grams per tonne from
Invincible in the March quarter.
Operational waste tonnes mined decreased by 27 per cent from
1.1 million tonnes in the March quarter to 0.8 million tonnes in the
June quarter and capital waste tonnes mined decreased by 6 per cent from 1.7 million tonnes to 1.6 million tonnes with lower waste mining at Neptune stage 5. The strip ratio decreased from 3.8 to
2.5 with lower waste mining at Neptune.
Ounces mined at the total St Ives complex decreased by 1 per cent from 89,300 ounces in the March quarter to 88,300 ounces in the
June quarter. At the end of the June quarter, stockpiled Neptune high-grade oxide material amounted to 26,300 ounces (663,200 tonnes at 1.23 grams per tonne), Invincible amounted to 13,500 ounces (191,900 tonnes at 2.91 grams per tonne) and A5
amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per
tonne). This compared with Neptune high-grade oxide material that amounted to 27,300 ounces (563,000 tonnes at 1.51 grams per tonne), Invincible that amounted to 5,400 ounces (93,000 tonnes at 1.79 grams per tonne) and A5 that amounted to 7,800 ounces (174,000 tonnes at 1.41 grams per tonne) at the end of the
March quarter. Currently, Lefroy mill can only sustain a 25 per cent

Gold Fields 2019 H1 RESULTS

oxide material blend. The excess Neptune oxide material is
stockpiled and fed to the mill so as to maintain the optimum blend.
Throughput at the Lefroy mill increased by 5 per cent from 1.10 million tonnes in the March quarter to 1.15 million tonnes in the
June quarter. Yield decreased by 22 per cent from 2.92 grams per tonne to 2.28 grams per tonne due to an increased proportion of lower grade stockpiled material processed.
Cost of sales before amortisation and depreciation was similar at
A$87 million (US$62 million). The gold inventory charge to cost of
A$7 million (US$5 million) in the June quarter compared with a charge to cost of A$13 million (US$10 million) in the March quarter.
Capital expenditure increased by 6 per cent from A$35 million
(US$25 million) to A$37 million (US$26 million) due to higher infrastructure spend at the Invincible underground mine in the June quarter.
All-in cost increased by 6 per cent from A$1,387 per ounce
(US$988 per ounce) in the March quarter to A$1,468 per ounce
(US$1,029 per ounce) in the June quarter due to higher capital expenditure and lower gold sold.
Agnew
June
2019
March
2019
Gold produced 000’oz
56.4
56.9
Gold sold 000’oz
56.4
59.0
Yield g/t
5.75
6.30
AISC – original interpretation A$/oz
1,747
1,760
US$/oz
1,224
1,253
AISC – revised interpretation
guidance (WGC November
2018)

A$/oz
1,402
1,275
US$/oz
983
907
AIC A$/oz
1,747
1,760
US$/oz
1,224
1,253
Gold production decreased by 1 per cent from 56,900 ounces in the March quarter to 56,400 ounces in the June quarter mainly due to lower grades processed.
Ore mined from underground increased by 3 per cent from 291,700 tonnes in the March quarter to 299,100 tonnes in the June quarter.
Head grade mined increased by 6 per cent from 6.04 grams per tonnes to 6.38 grams per tonne due to higher grade stopes mined in the Bengal area at Waroonga. Gold mined increased by 8 per cent from 56,600 ounces in the March quarter to 61,300 ounces in the June quarter. In the June quarter tonnes mined were sourced as follows: 168,200 tonnes at 8.2 grams per tonne from Waroonga and 130,900 tonnes at 4.0 grams per tonne from New Holland.
This compared with 160,200 tonnes at 7.4 grams per tonne from
Waroonga and 131,500 tonnes at 4.4 grams per tonne from New
Holland in the March quarter.
Tonnes processed increased by 8 per cent from 281,000 tonnes in the March quarter to 304,600 tonnes in the June quarter. The combined yield decreased by 9 per cent from 6.30 grams per tonne to 5.75 grams per tonne due to high grade ore mined at Waroonga in June 2019, only processed late in July 2019.
Cost of sales before amortisation and depreciation decreased by 5 per cent from A$59 million (US$42 million) in the March quarter to
A$56 million (US$39 million) in the June quarter. The decrease was due to a gold inventory credit to costs of A$2 million (US$2 million) in the June quarter compared with a charge of A$5 million
(US$4 million) in the March quarter, partially offset by higher mining cost of A$2 million (US$1 million) due to increased ore mined at
Waroonga and increased processing cost of A$1 million (US$1
million) due to increased ore processed in the June quarter.
Capital expenditure decreased by 8 per cent from A$40 million
(US$29 million) to A$37 million (US$26 million) mainly due to lower expenditure on the new accommodation village in the June quarter amounting to A$13 million (US$9 million) compared with A$18
million (US$13 million) in the March quarter.
All-in cost decreased by 1 per cent from A$1,760 per ounce
(US$1,253 per ounce) in the March quarter to A$1,747 per ounce
(US$1,225 per ounce) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital
expenditure, partially offset by lower gold sold.
Granny Smith
June
2019
March
2019
Gold produced 000’oz
64.7
69.3
Gold sold 000’oz
64.8
69.1
Yield g/t
4.79
5.42
AISC – original interpretation A$/oz
1,335
1,204
US$/oz
936
857
AISC – revised interpretation
guidance (WGC November
2018)

A$/oz
1,085
977
US$/oz
760
695
AIC A$/oz
1,335
1,204
US$/oz
936
857
Gold production decreased by 7 per cent from 69,300 ounces in the March quarter to 64,700 ounces in the June quarter mainly due to lower grades processed.
Ore mined from underground increased by 7 per cent from 398,400 tonnes to 425,600 tonnes due to increased ore development in the
June quarter resulting in increased flexibility and availability of production stoping fronts. Head grade mined decreased by 10 per cent from 5.76 grams per tonne in the March quarter to 5.16 grams per tonne in the June quarter in line with the mining sequence. As a result, overall ounces mined decreased by 4 per cent from 73,800 ounces in the March quarter to 70,700 ounces in the June quarter.
Tonnes processed increased by 5 per cent from 398,100 tonnes in the March quarter to 419,900 tonnes in the June quarter due to increased ore availability. The yield decreased by 12 per cent from
5.42 grams per tonne to 4.79 grams per tonne due to lower head grade mined.
Cost of sales before amortisation and depreciation decreased by 4 per cent from A$55 million (US$39 million) in the March quarter to
A$53 million (US$38 million) in the June quarter.
Capital expenditure increased by 19 per cent from A$21 million
(US$15 million) in the March quarter to A$25 million (US$17
million) in the June quarter due to expenditure on underground ventilation and paste fill infrastructure of A$2 million (US$2 million), and increased exploration expenditure of A$2 million (US$1
million).
All-in cost increased by 11 per cent from A$1,204 per ounce
(US$857 per ounce) in the March quarter to A$1,335 per ounce
(US$936 per ounce) in the June quarter due to increased capital expenditure and lower gold sold, partially offset by lower cost of sales before amortisation and depreciation.
Gruyere

Gold Fields 2019 H1 RESULTS
First gold was poured over the weekend of 29 and 30 June 2019.
The gold was produced from the carbon-in-leach (CIL) and elution circuits.
With the delivery of first gold, the focus then turned to
commissioning of the final components of the process plant,
particularly the gravity gold circuit and ball mill, which were completed in July 2019. During the initial stages of ramp up, lower grade stockpiled ore is being processed to reduce gold losses associated with lower recoveries anticipated as the plant
operations are stabilised.
Commencement of the operation of the ball mill marked the start of an anticipated ramp up period of six to seven months. Gruyere is expected to attain commercial production mid way through the ramp up period.
The final forecast capital (FFC) cost estimate remains at A$621 million (level of accuracy range + 2 per cent/-2 per cent) as reported by the joint venture partners on 30 July 2018.
In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs.
This translates to approximately A$51 million. Consequently, Gold
Fields share of the FFC of A$621 million is A$337 million.
Mining activity continues to schedule with 1.7 million tonnes of ore at a grade of 0.84 grams per tonne for 46,000 ounces mined in the
June quarter. This compared with 0.8 million tonnes of ore at a grade of 0.76 grams per tonne for 18,600 ounces mined in the
March quarter. (100 per cent basis).
This resulted in 2.5 million tonnes of ore at a grade of 0.82 grams per tonne for 64,500 ounces having been mined and stockpiled to date. (100 per cent basis).

Gold Fields 2019 H1 RESULTS

SALIENT FEATURE AND COST BENCHMARKS
Figures in millions
unless otherwise stated
Total
Mine
Operations
Including
Equity
accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
accounted
Joint Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total Tarkwa Damang
Asanko*
45%
Cerro
Corona
Operating Results
June 2019
9,037
8,418
282
5,227
3,441
1,167
619
1,652
Ore milled/treated°
March 2019 8,878 8,328 259 5,146 3,445 1,150
551
1,696
(000 tonnes) June 2018 8,314 8,314 393 4,524 3,473 1,051 – 1,665
Yield
June 2019
1.9
1.9
6.3
1.3
1.2
1.5
1.4
1.5
(grams per tonne) March 2019 2.0 2.0 4.1 1.3 1.2 1.5 1.5 1.4
June 2018 2.0 2.0 3.9 1.3 1.2 1.6 – 1.3
Gold produced
June 2019
559.9
532.0
57.3
216.8
134.2
54.6
27.9
80.3
(000 managed equivalent ounces) March 2019 561.5 534.2 34.3 221.1 136.7 57.2 27.2 76.8
June 2018 523.2 523.2 48.8 186.7 133.1 53.5 – 69.0
Gold sold
June 2019
565.6
535.7
58.6
218.7
134.2
54.6
29.9
76.9
(000 managed equivalent ounces) March 2019 550.1 526.1 31.6 217.9 136.7 57.2 24.0 79.6
June 2018 522.9 522.9 50.3 186.7 133.1 53.5 – 66.5
Cost of sales before amortisation
June 2019
(379.5)
(358.1)
(65.1)
(138.2)
(86.5)
(30.3)
(21.4)
(38.7)
and depreciation March 2019 (357.4) (336.7) (52.3) (119.9) (70.7) (28.4) (20.8) (42.4)
(million) June 2018 (347.7) (347.7) (74.4) (107.5) (73.5) (34.0) – (39.6)
Cost of sales before gold inventory
June 2019
42
42
222
27
26
28
32
24
change and amortisation and March 2019 41 41 217 27 23 29 42 25 depreciation (dollar per tonne) June 2018 42 42 187 23 19 37 – 23
Sustaining capital
June 2019
(129.5)
(118.4)
(8.3)
(42.3)
(29.7)
(1.5)
(11.0)
&
(9.5)
(million) original interpretation March 2019 (127.3) (125.8) (9.3) (42.6) (38.6) (2.5) (1.5) (6.9)
June 2018 (134.4) (134.4) (10.6) (48.0) (44.4) (3.6)
–
–
–
(7.0)
Non-sustaining capital
June 2019
(66.3)^
(64.7)^
–
(24.9)
–
(23.2)
#
(1.7)
(million) original interpretation March 2019
(47.8)^
(46.0)^
– (24.4) – (22.5)
#
(1.8)
June 2018 (39.7) (39.7) (7.4) (32.4) –
–
(32.4)
#
Total capital expenditure
June 2019
(195.8)^
(183.1)^
(8.3)
(67.2)
(29.7)
(24.7)
(12.7)
(9.5)
(million) March 2019
(175.1)^
(171.8)^
(9.3) (66.9) (38.6) (25.0) (3.3) (6.9)
June 2018 (174.2) (174.2) (18.0) (80.4) (44.4) (36.0) (7.0)
All-in-sustaining costs
June 2019
970
958
1,275
917
958
673
1,180
381
(dollar per ounce) original March 2019 946 939 1,992 869 922 633 1,123 203 interpretation June 2018 969 969 1,736 897 955 746 – 316
All-in-sustaining costs
June 2019
895
878
1,275
917
958
673
1,180
364
(dollar per ounce) revised March 2019 858 845 1,992 869 922 633 1,123 168 interpretation
Total all-in-cost
June 2019
1,096
1,087
1,275
1,032
958
1,097
1,247
381
(dollar per ounce) March 2019 1,040 1,034 1,992 983 922 1,027 1,219 203
June 2018 1,051 1,051 1,882 1,069 955 1,347 – 316
United States Dollars Australian Dollars
South African
Rand
Australia
Region
Australia
Region
South Africa
Region
Australia Australia
Total St Ives Agnew
Granny
Smith
Total St Ives Agnew
Granny
Smith
South
Deep
Operating Results
June 2019
1,877
1,152
305
420
1,877
1,152            305                420
282
Ore milled/treated March 2019 1,778 1,099 281 398 1,778            1,099            281                398 259
(000 tonnes) June 2018 1,732 1,020 305 407 1,732            1,020            305                407 393
Yield
June 2019
3.3
2.3
5.8
4.8
3.3                2.3             5.8                 4.8
6.3
(grams per tonne) March 2019 4.0 2.9 6.3 5.4 4.0                2.9             6.3                 5.4 4.1
June 2018 3.9 2.9 5.8 5.2 3.9                2.9             5.8                 5.2 3.9
Gold produced
June 2019
205.6
84.6
56.4
64.7
205.6             84.6           56.4               64.7
1,782
(000 managed equivalent ounces) March 2019 229.2 103.0 56.9 69.3 229.2           103.0           56.9               69.3 1,069
2June 018 218.8 94.6 56.8 67.4 218.8             94.6           56.8               67.4 1,518
Gold sold
June 2019
211.5
90.2
56.5
64.8
211.5             90.2           56.5               64.8
1,822
(000 managed equivalent ounces) March 2019 221.0 92.9 59.0 69.1 221.0             92.9           59.0               69.1 982
June 2018 219.4 95.1 56.9 67.4 219.4             95.1           56.9               67.4 1,565
Cost of sales before amortisation
June 2019
(137.5)
(60.7)
(39.3)
(37.5)
(196.2)          (86.7)         (56.1)             (53.4)
(934.7)
and depreciation March 2019 (142.9) (61.7) (42.3) (38.9) (200.7)          (86.7)         (59.4)             (54.6) (734.1)
(million) June 2018 (126.2) (48.0) (37.4) (40.8) (166.3)          (62.9)         (49.6)             (53.8) (930.6)
Cost of sales before gold inventory
June 2019
70               49
135                90
99                69             192               129
3,189
change and amortisation and March 2019 73                47 137                98 103                67             193               138 3,044
depreciation (dollar per tonne) June 2018 77                53 127                99 101                70             168               130 2,336
Sustaining capital
June 2019
(69.4)          (25.9)           (26.2)          (17.3)
(99.0)          (36.9)         (37.4)             (24.7)
(119.2)
(million) March 2019 (68.5)          (24.9)           (28.5)          (15.1) (96.3)          (34.9)         (40.1)             (21.3) (130.8)
(original interpretation) June 2018 (68.7)          (26.9)           (19.1)          (22.8) (90.8)          (35.5)         (25.2)             (30.0) (131.8)
Non-sustaining capital
June 2019
(41.5)^
–                  –                 – –               –                     –
–               –                     –
–
–
(59.0)^
(million) March 2019
(23.5)^
–                  –                 –
(33.0)^
(original interpretation) June 2018 –                  –                 –                  – –                  –               –                     – (91.4)
Total capital expenditure
June 2019
(110.9) ^          (25.9)         (26.2)            (17.4)
(158.0) ^         (36.9)         (37.4)             (24.7)
(119.2)
(million) March 2019 (92.0) ^          (24.9)          (28.5)           (15.1) (129.3) ^         (34.9)         (40.1)             (21.3) (130.8)
June 2018 (68.7)           (26.9)          (19.1)           (22.8) (90.8)          (35.5)         (25.2)             (30.0) (223.2)
All-in-sustaining costs
June 2019
1,052
1,029
1,224
936
1,502           1,468          1,747             1,335
590,492
(dollar per ounce) original March 2019 1,031 988 1,253 857 1,449           1,387          1,760             1,204 900,408
Interpretation June 2018 940 839 1,044 995 1,240           1,103          1,383             1,311 697,450
All-in-sustaining costs
June 2019
868
873
983
760
1,238           1,245          1,402             1,085
590,492
(dollar per ounce) revised March 2019 815 846 907 695 1,145           1,189          1,275               977 900,408
interpretation
Total all-in-cost
June 2019
1,249
1,029
1,224
936
1,781           1,468          1,747             1,335
590,492
(dollar per ounce) March 2019 1,138 988 1,253 857 1,598           1,387          1,760             1,204 900,408
June 2018 940 839 1,044 995 1,240           1,103          1,383             1,311 755,930
Average exchange rates were US$1 = R14.40, US$1 = R14.04 and US$1 = R12.49 for the June 2019, March 2019 and June 2018 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.70, A$1 = US$0.71 and A$1 = US$0.76 for the June 2019, March 2019 and June 2018 quarters, respectively.
Figures may not add as they are rounded independently.
#
Relates to non-sustaining capital expenditure for Damang re-investment project.
* Equity accounted Joint Venture.
&
  Includes Gold Fields 45 per cent share of deferred stripping of US$20.5 million and US$2.9 million for the June 2019 and March 2019 quarters, respectively.
^ Includes non-sustaining capital expenditure for Gruyere Gold mine project of US$23.5 million (A$33.0 million) for March 2019 and US$41.5 million (A$59.0 million) for June 2019
° Excludes Gruyere physicals.

Gold Fields 2019 H1 RESULTS
UNDERGROUND AND SURFACE
United States Dollars
Imperial ounces with
metric tonnes and grade
Total Mine
Operations
Including
Equity
accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Australia
South
Deep
Total     Tarkwa   Damang
Asanko
45%
Cerro
Corona
Total    St Ives    Agnew
Granny
Smith
Gruyere
50%
Tonnes mined
June 2019
1,290
254
–
–
–
–
–
1,036         311        299       426
–
(000 tonnes)* March
2019
1,201 176 –             –              –             – – 1,025         335        292       398 –
– underground ore June 2018
1,171 242 – – – – – 929         182        324       424 –
June 2019
623
16
–
–
–
–
–
607         217        214       175
–
– underground waste March 2019
589 36 – – – – – 553         246        184       122 –
June 2018 600 84 –             –              –             – – 516         141        216       159 –
June 2019
9,341
–
5,766     3,951       1,340         475
1,760
1,815         966
–
–        849
– surface ore March 2019
9,151 – 6,097     4,062       1,358         677 1,921 1,133         752 –           –         381
June 2018 6,722 – 4,183     3,139       1,044 – 1,619 920         920 –           – –
June 2019
11,254
270
5,766     3,951       1,340         475
1,760
3,458      1,494       513       601        849
– total March 2019
10,941 212 6,097     4,062       1,358         677 1,921 2,711      1,333       476       520        381
June 2018
8,493 326 4,183     3,139       1,044 – 1,619 2,365      1,243       540       583 –
Grade mined
June 2019
5.3
6.3
–
–
–
–
–
5.1          3.6        6.4        5.2            –
(grams per tonne)
March 2019 5.5
6.2 – – – – – 5.4          4.4        6.0        5.8            –
– underground ore June 2018 5.8 6.5 –             –              –             – – 5.4          4.7        6.0        5.2            –
June 2019
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste March 2019 – – –             –              –             – – –            –            –            –            –
June 2018
– – –             –              –             – – –            –            –            –            –
June 2019
1.3
–
1.3          1.3          1.6           1.6
1.2
1.3         1.7           –
–         0.8
– surface ore March 2019 1.3 – 1.3          1.2          1.6           1.4 1.0 1.4         1.7           –            –         0.8
June 2018
1.9 – 1.5          1.3          2.0             – 0.9 5.1         5.1           – – –
June 2019
1.8
5.9
1.3          1.3          1.6           1.6
1.2
2.7         2.2        6.4        5.2          0.8
– total March 2019
1.8 5.2 1.3          1.2          1.6           1.4 1.0 3.3         2.6        6.0        5.8          0.8
June 2018
2.5 4.8 1.5          1.3          2.0             – 0.9 5.3         5.1        6.0        5.2            –
Gold mined
June 2019
219.8
51.3
–
–
–
–
–
168.5       36.5      61.3      70.7
–
(000 ounces)*
March 2019
213.2 35.3
–             –              –             –
–
177.9       47.5      56.6      73.8 –
– underground ore June 2018
211.7 50.4
–             –              –             –
– 161.3       27.3      62.6      71.3 –
June 2019
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste March 2019
– – –             –              –             – – –            –            –            –            –
June 2018
– – – – – – – – – – – –
June 2019
391.5
–
250.2     159.0         67.5        23.7
66.4
74.9      51.9
–
–       23.0
– surface ore March 2019
377.7 – 262.4     161.9        69.4        31.1 64.2 51.1      41.8 – –       S9.3
June 2018
396.6 0.3 198.5     132.5         66.1 – 46.2 151.5    151.5 – – –
June 2019
611.2
51.3
250.2     159.0         67.5        23.7
66.4
243.3      88.3        61.3      70.7       23.0
– total March 2019
590.9 35.3 262.4     161.9         69.4        31.1 64.2 229.0      89.3        56.6     73.8          9.3
June 2018 608.2 50.7 198.5     132.5         66.1 – 46.2 312.8    178.9        62.6     71.3 –
Ore milled/treated
June 2019
1,331
269
–
–
–
–
–
1,062      338          305      420
–
(000 tonnes)
March 2019
1,214 166 –             –              –             – – 1,048      369          281      398 –
– underground ore June 2018 1,170 258 – – – – – 912      201          305      406 –
June 2019
11
11
–
–
–
–
–
–
–
–
–
–
– underground waste March 2019
33 33 – – – – – – – – – –
June 2018 60 60 –             –              –             – – –            –            –            –            –
June 2019
7,753
1
5,227     3,441       1,167         619
1,652
873       815
–
–          58
– surface ore March 2019
7,632 60 5,146     3,445       1,150         551 1,696 730       730 –            – –
June 2018
7,083 75 4,524     3,473       1,051 – 1,665 819       819 –            – –
June 2019
9,095
282
5,227     3,441       1,167         619
1,652
1,935    1,152         305        420
58
– total March 2019 8,878 259 5,146     3,445       1,150         551 1,696 1,778    1,099         281        398 –
June 2018
8,314 393 4,524     3,473       1,051 – 1,665 1,731    1,020         305        407 –
Yield
June 2019
5.0
6.6
–
–
–
–
–
4.6        3.4          5.8         4.8           –
(Grams per tonne)
March 2019 5.4 6.3 – – – – – 5.3        4.3          6.3         5.4           –
– underground ore June 2018
5.1 5.8 –             –              –             – – 5.2        4.6          5.8         5.2           –
June 2019
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste March 2019 – – –             –              –             – – –            –            –            –            –
June 2018
– – – – – – – – – – – –
June 2019
1.4
4.0
1.3          1.2          1.5           1.4
1.5
1.7        1.8             –
–
–
– surface ore March 2019
1.4 0.2 1.3          1.2          1.5           1.5 1.4 2.2        2.2             – – –
June 2018
1.4 0.1 1.3          1.2          1.6             – 1.3 3.9        2.5             – – –
June 2019
1.9
6.3
1.3          1.2          1.5           1.4
1.5
3.3        2.3          5.8         4.8           –
– combined March 2019
2.0 4.1 1.3          1.2          1.5           1.5 1.4 4.0        2.9          6.3         5.4           –
June 2018
2.0 3.9 1.3          1.2          1.6             – 1.3 3.9        2.9          5.8         5.2           –
Gold produced
June 2019
215.5
57.1
–
–
–
–
–
158.4      37.3        56.4       64.7
–
(000 ounces)
March 2019
211.7 33.9 –             –              –             – – 177.8      51.6        56.9       69.3 –
– underground ore June 2018
202.4 48.5 – – – –
–
153.9      29.7        56.8       67.4 –
June 2019
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste March 2019
– – – – – – – – – – – –
June 2018
– – – – – – – – – – – –
June 2019
344.4
0.2
216.7     134.2         54.6        27.9
80.3
47.2      47.2
–
–
–
– surface ore March 2019
349.7 0.4 221.1     136.7         57.2        27.2 76.8 51.4      51.4 – – –
June 2018 320.8 0.3 186.7     133.1         53.5 – 69.0 64.9      64.9 – – –
June 2019
559.9
57.3
216.7     134.2         54.6        27.9
80.3
205.6      84.6        56.4       64.7
–
– total March 2019
561.5 34.3 221.1     136.7         57.2        27.2 76.8 229.2    103.0        56.9       69.3 –
June 2018 523.2 48.8 186.7     133.1         53.5 – 69.0 218.8      94.6        56.8       67.4 –
Cost of sales before gold
inventory change and
amortisation and
depreciation
June 2019
130
222
–
–
–
–
–
106         98         135          90            –
(dollar per tonne)
March 2019 131
281 –             –              –             – – 102         78         137          98            –
– underground June 2018 146 231 –             –              –             – – 105         85         127          99            –
June 2019
26
71
27           26            28           32
24
26         28             –            –            –
– surface March 2019
27 3 27           23            29           42 25 32         32             –            –            –
June 2018
25 1 23           19            37             – 23 45         45             –            –            –
June 2019
42
222
27           26            28           32
24
70         49         135          90            –
– total March 2019
41 217 27           23            29           42 25 73         47         137          98            –
June 2018
42 187 23           19            37             – 23 77         53         127          99            –
* Excludes surface material at South Deep.

Gold Fields 2019 H1 RESULTS

ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170
Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access
charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the
applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to
Friday excluding public holidays in England and Wales.
e-mail:enquires@linkgroup.co.uk
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus° (Chair) RP Menell° (Deputy Chair) NJ Holland* (Chief Executive Officer) PA Schmidt· (Chief Financial Officer)
A Andani
#
° PJ Bacchus° TP Goodlace° C Lettonˆ° P Mahanyele-Dabengwa· SP Reidˆ° YGH Suleman°
ˆ Australian * British
#
Ghanaian
° Independent Director · Non-independent Director

Gold Fields 2019 H1 RESULTS
Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects",
"hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold
Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-
looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
·    overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
·    changes in assumptions underlying Gold Fields’ mineral reserve estimates;
·    the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
·    the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
·    the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
·    the success of the Group’s business strategy, development activities and other initiatives;
·    the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
·    decreases in the market price of gold or copper;
·    the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;
·    the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;
·    the Group’s loss of senior management or inability to hire or retain employees;
·    fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
·    ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;
·    power cost increases as well as power stoppages, fluctuations and usage constraints;
·    supply chain shortages and increases in the prices of production imports;
·    the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
·    the adequacy of the Group’s insurance coverage;
·    the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
·    changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;
·    fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and
·    political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 15 August 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer